2007 annual report

Umpqua Holdings Corporation

dear shareholders,

In the last 14 years, we have grown Umpqua from a small bank with five locations in Southern Oregon and $140 million in assets, into one of the largest community banks on the West coast with 147 stores and more than $8 billion in assets.

This growth has been the result of a unique strategy that combines a focus on innovation with a deep commitment to remaining a community bank at any size. We have revolutionized the concept of a bank branch, creating vibrant stores that engage and delight customers. We have created a culture of customer service recognized nationally and internationally. And we have developed new ways to serve our communities, including our Connect volunteer program, which provides each associate with up to 40 hours of paid time-off to invest in their communities. In 2007 alone, our associates dedicated more than 22,000 hours to service.

In addition, we have built one of the industry's strongest financial teams, a group able to navigate both challenging times and positive growth effectively. The expertise of this team is the reason we've seen a number of successes in the past year despite one of the toughest economic environments the financial service has seen. We have identified and resolved issues in a timely, direct and honest manner and have built reputation in the financial markets as a result. And due to our hard work this past year, we are of the c that as this cycle ends, Umpqua Holdings will emerge as strong as ever.

Credit Overview

Because of Umpqua's experienced credit and management teams and guiding principles, the compa participated in sub-prime lending and does not have any investments on our balance sheet that are b sub-prime loans. In other words, we have no exposure to this segment of the market. In spite of this f Umpqua Holdings Corporation has not been immune to the impact of the housing crisis.

At year-end, the company's loan portfolio was $6.1 billion. Of this amount, $81.3 million were non-accrual loans. Total non-performing assets at year-end represented 1.18% of Umpqua's total assets. Net charge-offs to average loans were 0.38% for the year and our allowance for credit losses was 1.42% of total loans and leases.

Umpqua's non-performing loan issues have been primarily limited to the portion of our total loan portfolio labeled "residential development loans." These are loans made to land developers and builders to acquire and develop land for single family residences. At year-end, the company's residential development loans totaled $674.2 million, or 11% of the total portfolio. Within this category of loans, $282.8 million or 5% of the total portfolio were located in Northern California, one of the areas hardest hit by the housing downturn.

The Umpqua Holdings board of directors is pleased and proud to have one of the industry's strongest teams of credit experts working through these troubled loans. Across all areas—including our credit administrators, loan officers and special assets department—we believe we have tremendous depth of talent and skill level that will serve us well.

Earnings Report

Organic growth was 5% this past year in loans and deposits—lower than years past but reflective of the current economic environment. And our dividends were increased to $0.74 per share compared to $0.60 in 2006, representing a 23% increase.

For the year 2007, the company reported operating earnings of $65.3 million, or $1.08 per diluted share. This is down from last year's $1.65 per diluted share for two primary reasons. First, due to the current interest rate environment we experienced a decrease in our net-interest margin of 50 basis points or approximately $0.33 per diluted share. Second, we increased our loan loss provision by $39.2 million, which represented approximately $0.39 per diluted share. As conditions become more stable, we expect these ratios to normalize and we will once again look forward to improved operating results.

These factors resulted in a decline in Umpqua's stock price, which ended the year trading at $15.34 per share. This decline was in line with the rest of the industry, but is not satisfactory to any of us and we are diligently working to improve on 2007 results.

Expansion, Innovation and Recognition

Despite the challenges facing the industry this past year, Umpqua continued to pursue its growth strategy. During 2007 we completed the acquisition of North Bay Bancorp, a $727.8 million asset financial institution located in the Napa/Solano counties of California. This added 10 new bank stores to the Umpqua footprint in a thriving market that Umpqua will be able to serve and compete in effectively. We have also continued to expand our neighborhood store concept with the addition of two new locations during the year. These stores are a powerful part of our growth strategy, making it possible for us to expand our physical presence in key markets with minimum capital.

In November, we announced the opening of our Innovation Laboratory in Portland. This one-of-a-kind bank store was conceived by our Creative Strategies division in collaboration with strategic partners to deliver new technologies to Umpqua that allow us to enhance our customers' banking experience. The Lab will also serve as an incubation store for new ideas, technology and delivery systems, allowing Umpqua to test these ideas within a store environment before committing the resources necessary for a rollout across our store network. In fact, our 2008 annual shareholder meeting will be held at our Innovation Lab, and we invite you to attend.

for the second straight year, Umpqua Bank was listed on *Fortune* Magazine's "Top 100 Best Companies to Work For" list.

As we continue to grow the company, it is vital to our success that we maintain and enhance the quality of our company culture. As we have said many times, our culture is the single most valuable asset the company possesses. And the loss of our culture is our greatest risk if we sacrifice it for the sake of growth. We are pleased to report to you that at the end of 2007, the company's culture is stronger than ever. Our annual associate culture survey reflects improvement in our infrastructure, communications, and commitment to the communities we serve. It is also important to note that for the second straight year, Umpqua Bank was listed on Fortune Magazine's "Top 100 Best Companies to Work For" list. This year the company ranked 13th, moving up from 34th place last year. Umpqua was also selected, for the third consecutive year, as the most admired financial services company in the state of Oregon by the *Portland Business Journal*.

Although it is difficult to place a monetary value on these accolades, they are of great significance to the success of our company. It is these "off balance sheet" attributes that motivate and inspire our associates to approach each day as an opportunity to build on the company's success. You can rest assured that Umpqua's culture will continue to be a major contributor to our future successes.

This is our first year under the SEC's new "e-proxy" rules. Many of you will receive a brief "Notice of Internet Availability" that tells you how to access your proxy materials online. However, we will mail printed materials to

UMPQUA HOLDINGS

C O R P O R A T I O N

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 15, 2008

Umpqua Shareholders:

The annual meeting of shareholders of Umpqua Holdings Corporation will be held at the Umpqua Bank Innovation Lab, 3606 SW Bond Avenue, Portland, Oregon, at 6 p.m., local time, on April 15, 2008 to take action on the following business:

1. **Election of Directors.** To elect eleven members of Umpqua's board of directors, who shall hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified.

2. **Ratification of Auditor Appointment.** To ratify the Audit and Compliance Committee's appointment of Moss Adams LLP as the Company's independent auditor for the fiscal year ending December 31, 2008.

3. **Other Business.** To consider and act upon such other business and matters or proposals as may properly come before the annual meeting or any adjournments or postponements thereof.

The items of business listed above are more fully described in the Proxy Statement accompanying this notice. If you were a shareholder of record of Umpqua common stock as of the close of business on February 15, 2008, you are entitled to receive this notice and vote at the annual meeting, and any adjournments or postponements thereof.

A *Notice of Internet Availability of Proxy Materials*, commonly called a "Notice and Access Card" was mailed to shareholders on or about March 6, 2008. You have the right to receive proxy materials by mail or e-mail if you request them and you continue to have the right to vote by mail as well as by telephone and on the internet.

Your vote is important. Whether or not you expect to attend the annual meeting, it is important that your shares be represented and voted at the meeting.

Please mark, sign, date and promptly return your proxy by following the instructions for voting by mail, phone or on the Internet. Thank you.

By Order of the Board of Directors,

Steven L. Philpott
EVP/General Counsel/Secretary

March 3, 2008

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT VOTING AND THE SHAREHOLDER MEETING

Q: What are Umpqua shareholders being asked to vote on at the annual shareholder meeting?

A: Umpqua shareholders will vote on:

- Item 1: The election of eleven directors to serve until the next annual meeting of shareholders;
- Item 2: Ratification of the selection of Moss Adams LLP as Umpqua's independent auditor for 2008;

The board of directors recommends that you vote "FOR" each of these proposals.

Q: Why did I receive a Notice of Internet Availability of Proxy Materials?

A: We are pleased to offer to our shareholders the benefits and convenience of electronic delivery of annual meeting materials. This will help us reduce the mailing of paper copies of our proxy materials and annual report. Our proxy materials are available on the internet, so that you can review the materials and vote online. The Notice tells you how you can access those materials online. You also have the right to receive a paper or e-mail copy of these materials by asking for them as instructed in the Notice.

Q: What do I need to do now?

A: First, carefully read this document in its entirety.

Then, vote your shares by following the instructions from your broker if your shares are held in street name or by one of the following methods:

- If you received these printed materials by mail, mark, sign, date and return your proxy card in the enclosed return envelope as soon as possible;
- call the toll-free number on the proxy card and follow the directions provided;
- go to the web site listed on the proxy card and follow the instructions provided; or
- attend the shareholder meeting and submit a properly executed proxy or ballot. If a broker holds your shares in "street name," you will need to get a legal proxy from your broker to vote in person at the meeting.

Q: What are my choices when voting?

A: When you cast your vote on:

- Item 1: You may vote in favor of electing the nominees as directors or withhold your vote on one or more nominees.
- Item 2: You may cast your vote in favor of or against the proposal, or you may elect to abstain from voting your shares.

Q: Who is eligible to vote?

A: Holders of record of Umpqua common stock at the close of business on February 15, 2008 are eligible to vote at Umpqua's annual meeting of shareholders. As of that date, there were 60,055,272 shares of Umpqua common stock outstanding held by approximately 5,093 holders of record, a number that does not include beneficial owners who hold shares in "street name."

Q: How many shares are owned by Umpqua's directors and executive officers?

A: On February 15, 2008, Umpqua's directors and executive officers beneficially owned 1,540,053 shares entitled to vote at the annual meeting, constituting approximately 2.6% of the total shares outstanding and entitled to vote at the meeting.

Q: Can I vote if I hold shares of Umpqua common stock in the Umpqua Bank 401(k) and Profit Sharing Plan?

A: Since shareholders are voting only on routine matters at this meeting, the Plan's 401(k) Advisory Committee in accordance with its standard practice will direct the Plan's trustee to vote all shares held by the Plan "FOR" the proposals, in accordance with the board's recommendation.

Q: Can I change my vote after I have mailed my signed proxy card or voted by telephone or electronically?

A: Yes. If you have not voted through your broker, you can do this by:

- calling the toll-free number on the Notice and Access or proxy card at least 24 hours before the meeting and following the directions provided;
- going to the web site listed on the Notice and Access or proxy card at least 24 hours before the meeting and following the instructions provided;
- submitting a properly executed proxy prior to the meeting bearing a later date than your previous proxy;
- notifying Umpqua's corporate Secretary, in writing, of the revocation of your proxy before the meeting; or
- voting in person at the meeting, but simply attending the meeting will not, in and of itself, revoke a proxy.

If you voted through your broker, please contact your broker to change or revoke your vote.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: Yes, but only if you give your broker instructions. If your shares are held by your broker (or other nominee), you should receive this document and an instruction card from your broker. Your broker will vote your shares if you provide instructions on how to vote. If you do not tell your broker how to vote, your broker may vote your shares in favor of the election of directors and ratification of the auditor appointment. However, your broker is not required to vote your shares in this manner if you don't provide instructions.

Q: Can I attend the shareholder meeting even if I vote by proxy?

A: Yes. All shareholders are welcome to attend and we encourage you to do so.

Q: Why did I receive more than one Notice and Access card or multiple proxy cards?

A: You may receive multiple cards if you hold your shares in different ways (e.g. joint tenancy, in trust, custodial accounts). You should vote on each card that you receive.

Q: How do you determine a quorum?

A: Umpqua must have a quorum to conduct any business at the annual meeting. Shareholders holding at least a majority of the outstanding shares of Umpqua common stock as of the record date must attend the meeting in person or by proxy to have a quorum. Umpqua shareholders who attend the meeting or submit a proxy but abstain from voting on a given matter will have their shares counted as present for determining a quorum. Broker non-votes will also be counted as present for establishing a quorum.

Q: How do you count votes?

A: Each share is entitled to one vote. The named proxies will vote shares as instructed on the proxies.

In the election of directors, each share is entitled to one vote for each director position to be filled, and shareholders may not cumulate votes. A representative of Mellon Investor Services, LLC, our transfer agent, will count the votes and serve as our inspector of elections.

- Item 1 requires a plurality of the votes cast to elect a director. The eleven director positions to be filled at the annual meeting will be filled by the nominees who receive the highest number of votes.
- Item 2 does not require shareholder approval, but the Audit and Compliance Committee and the board are submitting the selection of Moss Adams LLP for ratification to obtain the views of our shareholders. The ratification of the appointment of Moss Adams LLP as the Company's independent auditors requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote.

If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of each director nominee and in favor of Proposal 2.

Q: Who pays the cost of proxy solicitation?

A: Umpqua pays the cost of soliciting proxies. However, we do not intend to hire a proxy solicitor for this meeting. Proxies will be solicited by mail, telephone, facsimile, e-mail and personal contact. We may reimburse brokers and other nominee holders, for their expenses in sending proxy material and obtaining proxies. In addition to solicitation of proxies by mail, our officers and employees may solicit proxies in person or by telephone, fax, or letter, without extra compensation.

Q: Where do I get more information?

A: If you have questions about the meeting or submitting your proxy, or if you need additional copies of this document or the proxy card, you should contact one of the following:

Steven Philpott
Executive Vice President, General Counsel & Secretary
Umpqua Holdings Corporation
Legal Department
675 Oak Street, Suite 200
P.O. Box 1560
Eugene, OR 97440
(541) 434-2997 (voice)
(541) 342-1425 (fax)
stevenphilpott@umpquabank.com

Michelle Bressman
Vice President — Shareholder Relations Officer
Umpqua Holdings Corporation
Finance Department
One SW Columbia Street, Suite 1400
Portland, OR 97258
(503) 727-4109 (voice)
(503) 727-4233 (fax)
michellebressman@umpquabank.com

ANNUAL MEETING BUSINESS

Item 1. Election of Directors

Umpqua's articles of incorporation and bylaws provide that directors are elected to serve a one-year term of office. Our articles of incorporation establish the number of directors at between six and nineteen, with the exact number to be fixed from time to time by resolution of the board of directors. The number of directors is currently set at eleven.

Directors are elected by a plurality of votes, which means that the nominees receiving the most votes will be elected, regardless of the number of votes each nominee receives. Shareholders are not entitled to cumulate votes in the election of directors.

The board of directors has nominated the following directors for election to one-year terms that will expire at the 2009 annual meeting:

Ronald F. Angell
Scott D. Chambers
Raymond P. Davis
Allyn C. Ford
David B. Frohnmayer
Stephen M. Gambee
Dan Giustina
William A. Lansing
Theodore S. Mason
Diane D. Miller
Bryan L. Timm

Each of the nominees currently serve as a director of Umpqua and of Umpqua Bank. The individuals appointed as proxies intend to vote "FOR" the election of the nominees listed above. If any nominee is not available for election, the individuals named in the proxy intend to vote for such substitute nominee as the board of directors may designate. Each nominee has agreed to serve on the board and we have no reason to believe any nominee will be unavailable.

Board Recommendation

The board of directors recommends a vote "FOR" the election of all nominees.

Item 2. Ratification of Auditor Appointment

The Audit and Compliance Committee has selected the firm of Moss Adams LLP ("Moss Adams"), the Company's independent auditors for the year ended December 31, 2007, to act in such capacity for the fiscal year ending December 31, 2008, and recommends that shareholders vote in favor of ratification of such appointment. There are no affiliations between the Company and Moss Adams, its partners, associates or employees, other than those which pertain to the engagement of Moss Adams in the previous year (i) as independent auditors for the Company and (ii) for certain tax advice and tax planning services. Moss Adams has served as the Company's independent auditors since 2005.

Shareholder approval of the selection of Moss Adams as our independent auditors is not required by law, by our bylaws or otherwise. The Sarbanes-Oxley Act of 2002 requires the Audit and Compliance Committee to be directly responsible for the appointment, compensation and oversight of the audit work and the independent auditors. The Committee will consider the results of the shareholder vote on this proposal and, in the event of a negative vote, will reconsider its selection of Moss Adams. However, the Audit and Compliance Committee is not bound by the shareholder vote.

Even if Moss Adams' appointment is ratified by the shareholders, the Audit and Compliance Committee may, in its discretion, appoint a new independent registered public accounting firm at any time if it determines that such a change would be in the best interests of the Company and its shareholders. A representative of Moss Adams is expected to attend the annual meeting and that representative will have the opportunity to make a statement, if they desire to do so, and to answer appropriate questions.

Board Recommendation

The board of directors recommends a vote "FOR" the ratification of Moss Adams as independent auditor.

Other Business

The board of directors knows of no other matters to be brought before the shareholders at the meeting. In the event other matters are presented for a vote at the meeting, the proxy holders will vote shares represented by properly executed proxies at their discretion in accordance with their judgment on such matters. At the meeting, management will report on our business and shareholders will have the opportunity to ask questions.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This document contains and incorporates by reference forward-looking statements about Umpqua that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements may include statements regarding business strategies, management plans and objectives for future operations. All statements other than statements of historical fact are forward-looking statements. You can find many of these statements by looking for words such as "anticipates," "expects," "believes," "estimates" and "intends" and words or phrases of similar meaning. Forward-looking statements involve substantial risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Umpqua. Risks and uncertainties include, but are not limited to:

- Competitive market pricing factors for compensation and benefits;
- Changes in legal or regulatory requirements; and
- The ability to recruit and retain certain key management and staff.

There are many factors that could cause actual results to differ materially from those contemplated by these forward-looking statements. For a more detailed discussion of some of the risk factors, see the section entitled *Risk Factors* in Umpqua's 10-K and other filings with the SEC that are incorporated by reference into this document. Umpqua does not intend to update these forward-looking statements. You should consider any written or oral forward-looking statements in light of this explanation, and we caution you about relying on forward-looking statements.

INFORMATION ABOUT DIRECTORS AND EXECUTIVE OFFICERS

Directors

The age (as of March 1, 2008), business experience, and position of each of the directors currently serving on our board are as follows:

Ronald F. Angell, age 65, was appointed to the board in July 2004. He served as a director of Humboldt Bancorp from 1996 until it was acquired by the Company in 2004. He served as a director of Humboldt Bank from 1989 to the date of the merger. Mr. Angell is a retired attorney and was a partner in the Eureka, California firm of Roberts, Hill, Bragg, Angell & Perlman.

Scott D. Chambers, age 48, has served as a director since 1999. Mr. Chambers is President of Chambers Communications Corp. of Eugene, Oregon, a media company that owns and operates a cable television system, network broadcast television stations, and a film and video production company. Mr. Chambers has over 25 years of management experience with Chambers Communications.

Raymond P. Davis, age 58, serves as director, President and Chief Executive Officer of Umpqua, positions he has held since the Company's formation in 1999. Mr. Davis has served as a director of Umpqua Bank since June 1994. He has served as Chief Executive Officer of Umpqua Bank from June 1994 to December 2000 and from November 2002 to the present. He has also served as President of Umpqua Bank from June 1994 to December 2000 and from March 2003 to the present. Prior to joining Umpqua Bank in 1994, he was President of US Banking Alliance in Atlanta, Georgia, a bank consulting firm. He has over 20 years experience in banking and related industries.

Allyn C. Ford, age 66, serves as Chairman of the board of directors and has served as a director since the Company's formation in 1999 and as a director of Umpqua Bank for 30 years. Mr. Ford is President of Roseburg Forest Products, a fully integrated wood products manufacturer located in Roseburg, Oregon. Mr. Ford has over 30 years of management experience with Roseburg Forest Products.

David B. Frohnmayer, age 67, has served as a director since the Company's formation in 1999 and as a director of Umpqua Bank since 1996. Mr. Frohnmayer is the President of the University of Oregon in Eugene, and has served in that capacity since 1994. He is the former Dean of the University of Oregon School of Law and former Attorney General of the State of Oregon. Until December 2003, he served on the board of Tax-Free Trust of Oregon.

Stephen M. Gambee, age 44, was appointed to the board in July 2005. He is the President and CEO and a shareholder of Rogue Valley Properties, Inc. and a Managing Member of Rogue Waste Systems LLC, solid waste collection and disposal businesses. Prior to assuming the duties of the family businesses in 1994, Mr. Gambee was employed by Robert Charles Lesser & Co./Hobson & Associates as the Pacific Northwest Director of Consulting.

Dan Giustina, age 58, serves as Vice-Chair of Umpqua's board and has served as a director since the Centennial Bancorp merger in November 2002. He served as a director of Centennial Bancorp and Centennial Bank from 1995 to 2002. Since 1990, Mr. Giustina has been managing partner of Giustina Resources, which owns and manages timberland, and a member and manager of G Group LLC, which owns and manages residential and commercial real estate. Mr. Giustina is the past Chairman of the University of Oregon Foundation, a board member of the Oregon Forest Industries Council, and serves on the advisory boards of University of Oregon's Lundquist College of Business and States Industries, Inc.

William A. Lansing, age 62, has served as a director since December 2001. He previously served as a director of Independent Financial Network, Inc. from 1991 until its merger with Umpqua in December 2001. Mr. Lansing is the retired President and Chief Executive Officer of Menasha Forest Products Corporation in North Bend, Oregon, and has over 38 years of experience in the forest products industry. Mr. Lansing serves as a director of Torrent Energy Corporation, Lone Rock Timber Company, Southwestern Oregon Community College Foundation, The World Forestry Center and The Eugene Council of the Boy Scouts of America.

Theodore S. Mason, age 65, was appointed to the board in July 2004 and elected in May 2005. Mr. Mason is retired and he was the President and Chief Executive Officer of Humboldt Bancorp from January 1996 to April 2002 and of Humboldt Bank from 1989 to 2000. He served as a director of Humboldt Bancorp from 1996 to 2004 and as a director of Humboldt Bank from 1989 to 2004.

Diane D. Miller, age 54, was appointed to the board in July 2004 and elected in May 2005. She has been President of Wilcox, Miller & Nelson an executive search and outplacement firm since 1998 and has been with the firm since 1986. Ms. Miller served as a director of Humboldt Bancorp and Humboldt Bank from January to July 2004 and she currently serves on the boards of the California Chamber of Commerce and the Northern California Chapter of the National Association of Corporate Directors and as a Regent of the University of the Pacific.

Bryan L. Timm, age 44, was appointed to the board in December 2004 and elected in May 2005. He is the Vice President, Chief Financial Officer and Treasurer of Columbia Sportswear Company, a global leader in the design, sourcing, marketing, and distribution of active outdoor apparel and footwear. Prior to joining Columbia Sportswear in 1997, Mr. Timm, a CPA, held various financial positions for another Portland based public company, Oregon Steel Mills, Inc. He began his financial career with the international accounting firm of KPMG. The board has determined that Mr. Timm is independent and qualifies as an audit committee financial expert under applicable regulations.

Director Independence

The board of directors has determined that all directors except Mr. Davis are "independent", as defined in the NASDAQ listing standards. In determining the independence of directors, the board considered the responses to Director & Officer Questionnaires that indicated no transactions with directors other than (i) banking transactions with Umpqua Bank, (ii) arrangements under which Umpqua Bank leases certain facilities from entities in which directors have indirect material interests, but which fall below the dollar threshold in the listing standards and (iii) transactions that fall below the dollar threshold in the listing standards. The board also considered the lack of any other reported transactions or arrangements; directors are required to report conflicts of interest and transactions with the Company pursuant to our Corporate Governance Principles and Code of Ethics. See the section below entitled *Related Party Transactions* for additional information.

Executive Officers

The age (as of March 1, 2008), business experience, and position of our executive officers other than Raymond P. Davis, about whom information is provided above, are as follows:

Barbara J. Baker, age 58, serves as Executive Vice President — Cultural Enhancement at Umpqua and Umpqua Bank, positions she has held since September 2002. Ms. Baker served as Oregon site executive for IBM's server division (formerly Sequent Computer Systems, Inc.), where she managed human resources services and programs as well as corporate communications and community relations. Prior to joining Sequent, Ms. Baker served as Vice President of Human Resources for First Interstate Bank (now Wells Fargo).

Brad F. Copeland, age 59, serves as Senior Executive Vice President and Chief Credit Officer of Umpqua and Umpqua Bank. He has served as Chief Credit Officer since December 1, 2000. Mr. Copeland served as Executive Vice President and Credit Administrator of VRB Bancorp and Valley of the Rogue Bank from January 1996 until their merger with Umpqua in December 2000.

David M. Edson, age 58, serves as Executive Vice President of Umpqua and as President-Umpqua Bank-NW Region, positions he has held since joining Umpqua in October 2002. Prior to that time, he served as President of Bank of America, Idaho. Mr. Edson has over 25 years of experience in banking in the Pacific Northwest including as Executive Vice President for First Interstate Bank and as Chairman, CEO and President of First Interstate Bank of Idaho.

Ronald L. Farnsworth, age 37, serves as Executive Vice President and Chief Financial Officer of Umpqua and Umpqua Bank. He has served as Chief Financial Officer of the Company since February 2008. He has served as Principal Financial Officer of Umpqua since May 2007. From September 2004 to February 2008, Mr. Farnsworth served as Senior Vice President — Finance of Umpqua. From March 2005 to May 2007, Mr. Farnsworth served as Umpqua's Principal Accounting Officer. From January 2002 to September 2004, Mr. Farnsworth served as Vice President — Finance of Umpqua. Mr. Farnsworth served as Chief Financial Officer of Independent Financial Network, Inc. ("IFN") and its subsidiary Security Bank from July 1998 to the time of IFN's acquisition by Umpqua in December 2001.

William T. Fike, age 60, serves as Executive Vice President of Umpqua and as President-Umpqua Bank-California, positions he has held since joining Umpqua in May 2005. Prior to that time, he served as Executive Vice President of Bank of the West in Walnut Creek, California, a position he held since 1999.

Neal T. McLaughlin, age 39, serves as Executive Vice President and Treasurer of Umpqua and Umpqua Bank. He has served as Treasurer of the Company since February 2008. He has served as Principal Accounting Officer since May 2007. From February 2005 to February 2008, Mr. McLaughlin served as Senior Vice President — Controller of Umpqua. From 2002 until joining Umpqua, Mr. McLaughlin served as Senior Vice President and Chief Financial Officer of Albina Community Bancorp and before that was Executive Vice President and Chief Financial Officer at Centennial Bancorp and Columbia Bancorp.

Steven L. Philpott, age 56, serves as Executive Vice President and General Counsel of Umpqua and Umpqua Bank, positions he has held since November 2002. He has served as Corporate Secretary of Umpqua and Umpqua Bank since 2004. Mr. Philpott served as General Counsel for Centennial Bancorp from October 1995 until its merger with Umpqua in November 2002. Prior to that time, he was in private practice in Eugene, Oregon.

Daniel A. Sullivan, age 56, serves as Executive Vice President/Strategic Initiatives of Umpqua and Umpqua Bank. He served as Chief Financial Officer of the Company from 1997 to 2007. Prior to that time, Mr. Sullivan served as Vice President of Finance for Instromedix of Hillsboro, Oregon and worked as Senior Vice President and Controller for US Bancorp in Portland, Oregon.

SECURITY OWNERSHIP OF MANAGEMENT AND OTHERS

The following table sets forth the shares of common stock beneficially owned as of February 15, 2008, by each director and each Named Executive Officer, the directors and executive officers as a group and those persons known to beneficially own more than 5% of Umpqua's common stock.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
*	Raymond P. Davis	472,046(2,3)	**
*	Allyn C. Ford	183,530	**
*	Daniel A. Sullivan	146,447(4)	**
*	Theodore S. Mason	143,280(5)	**
*	Ronald F. Angell	130,877(6)	**
*	Dan Giustina	117,593(7)	**
*	Brad F. Copeland	80,556(2,8)	**
*	David M. Edson	72,968(9)	**
*	William A. Lansing	62,153(2)	**
*	William T. Fike	35,369(10)	**
*	Ronald L. Farnsworth	24,966(2,11)	**
*	Stephen M. Gambee	16,380	**
*	David B. Frohnmayer	15,749(2)	**
*	Scott D. Chambers	15,177	**
*	Bryan L. Timm	14,620	**
*	Diane D. Miller	8,342(2)	**
	All directors and executive officers as a group (19 persons)	1,634,274(2-12)	2.72%
	Name and Address of Beneficial Owner		
*	Select Equity Group, Inc./ Select Offshore Advisors, LLC and George S. Loening (combined) 380 Lafayette Street, 6th Floor, New York, NY 10003	6,341,512(13)	10.58%
*	Barclay's Global Investors, N.A./Barclay's Global Investors, LTD/ Barclay's Global Fund Advisors (combined) 45 Fremont Street, San Francisco, CA 94105	3,676,581(14)	6.13%

* No par value common stock.

** Less than 1.0%.

(1) Shares held directly with sole voting and investment power, unless otherwise indicated. Shares held in the Dividend Reinvestment Plan have been rounded down to the nearest whole share. Includes shares held indirectly in Director Deferred Compensation Plans, 401(k) Plans and IRAs.

(2) Includes shares held with or by his/her spouse.

(3) Includes 280,000 shares covered by options exercisable within 60 days.

(4) Includes 32,000 shares covered by options exercisable within 60 days.

(5) Includes 27,588 shares covered by options exercisable within 60 days.

(6) Includes 15,208 shares covered by options exercisable within 60 days.

(7) Includes 4,502 shares covered by options exercisable within 60 days.

(8) Includes 51,000 shares covered by options exercisable within 60 days.

(9) Includes 57,000 shares covered by options exercisable within 60 days.

(10) Includes 17,500 shares covered by options exercisable within 60 days.

(11) Includes 7,882 shares covered by options exercisable within 60 days.

(12) Includes 37,218 shares covered by options exercisable within 60 days.

(13) This information is taken from a Schedule 13G/A filed February 15, 2008 with respect to holdings as of December 31, 2007.

(14) This information is taken from a Schedule 13G filed February 5, 2008 with respect to holdings as of December 31, 2007. The reporting person reports that the shares are held in trust for the economic benefit of the account beneficiaries.

CORPORATE GOVERNANCE OVERVIEW

Our board of directors believes that its primary role is to ensure that we maximize shareholder value in a manner consistent with legal requirements and the highest standards of integrity. The board has adopted and adheres to a Statement of Governance Principles, which the board and senior management believe promote this purpose, are sound and represent the best practices for our Company. We regularly review these governance principles and practices in light of Oregon law, Securities Exchange Commission (SEC) regulations, the rules and listing standards of the National Association of Securities Dealers (NASD) and best practices suggested by recognized governance authorities.

Statement of Governance Principles and Charters

Our Statement of Governance Principles and the charter of each of our board committees can be viewed on our website at www.umpquaholdingscorp.com/corporate governance. This Statement is also available in print to any shareholder who requests it. Each board committee operates under a written charter.

Employee Code Of Conduct

The Company has adopted a code of conduct, referred to as the Business Ethics and Conflict of Interest Code. We require all employees to adhere to this code in addressing legal and ethical issues that they encounter in the course of doing their work. This code requires our employees to avoid conflicts of interest, comply with all laws and regulations, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. All newly hired employees are required to certify that they have reviewed and understand this code. In addition, each year all other employees are reminded of, and asked to affirmatively acknowledge, their obligation to follow the code.

This code provides that our employees may report confidential and anonymous complaints to an "ethics hotline" maintained by an independent vendor. These complaints may be made online or by calling a toll-free phone number. Complaints relating to financial matters are routed to our Chief Auditor. Other complaints, such as those dealing with employee issues, are routed to another appropriate executive manager for review. Employees are encouraged to report any conduct that they believe in good faith to be an actual or apparent violation of law or a violation of our Business Ethics and Conflict of Interest Code.

In addition, the Company has adopted a Code of Ethics for Financial Officers, which applies to our chief executive officer, our chief financial officer, our principal accounting officer, our treasurer and all other officers serving in a finance, accounting, tax or investor relations role. This code for financial officers supplements our Business Ethics and Conflict of Interest Code and is intended to promote honest and ethical conduct, full and accurate financial reporting and to maintain confidentiality of the Company's proprietary and customer information.

Our Business Ethics and Conflict of Interest Code and Code of Ethics for Financial Officers are available in the Corporate Governance section of our website, www.umpquaholdingscorp.com.

Nomination Procedures

Our Statement of Governance Principles describes the qualifications that the Company looks for in its nominees to the board of directors. Directors should possess the highest personal and professional ethics, integrity and values and should be committed to representing the long-term interests of our shareholders. The board will consider the policy-making experience of the candidate in the major business activities of the Company and its subsidiaries. The board will also consider whether the nominee is representative of the major markets in which the Company operates. Directors must be willing to devote sufficient time to effectively carry out their duties and responsibilities. Nominees should not serve on more than three boards of public companies in addition to the Company's board. The board's policy provides that no person shall be eligible for election or reelection as a director if that person will reach the age of 70 at the time of that person's election or reelection, provided that a director who reaches age 70 during his or her term, shall complete the term for which that director was elected.

A shareholder may recommend a candidate for nomination to the board and that recommendation will be reviewed and evaluated by our Nominating Committee. Our Committee will use the same procedures and criteria for evaluating nominees recommended by shareholders as it does for nominees selected by the board. Shareholder recommendations for board candidates should be submitted to the Company's corporate Secretary, Steven Philpott at Umpqua Holdings Corporation's Legal Department, P.O. Box 1560, Eugene, OR 97440.

In 2007, we received one recommendation for a board candidate from a shareholder and it was reviewed by the Committee under this procedure.

Changes in Nomination Procedures

There have been no material changes to the procedures by which shareholders may recommend nominee's to our board of directors since our procedures were disclosed in the proxy statement for the 2007 annual meeting.

Shareholder Communications

Our directors are active in their respective communities and they receive comments, suggestions, recommendations and questions from shareholders, customers and other interested parties on an ongoing basis. Our directors are encouraged to share those questions, comments and concerns with other directors and with our CEO. Comments and questions may be directed to our board by submitting them in writing to the Company's corporate Secretary, Steven Philpott at Umpqua Holdings Corporation's Legal Department, P.O. Box 1560, Eugene, OR 97440. These comments or summaries of the comments will be communicated to the board at its next regular meeting. No communications of this type were received from shareholders in 2007. The Company has no formal policy regarding the attendance of directors at the annual meeting of shareholders, which have historically been held in Roseburg. Beginning April 2007, the Company scheduled annual meeting is to be held each year in Portland, Oregon on the day before a scheduled regular meeting of the board. Ten directors attended the 2007 annual meeting.

Board Evaluations

Each year, our board evaluates the performance of its committees and its members. This evaluation process occurs in two stages. Each board member answers a questionnaire designed to rate, on a scale of one to five, the performance of each board committee on which that director serves, with respect to a number of components relevant to that committee's functions. The answers and comments are compiled anonymously and reviewed by the committee as a whole, and reported to the full board. The Executive/Governance Committee then reviews those results and recommends changes in committee structure and function to the full board.

As a general rule, board members also fill out a confidential self evaluation of their own performance, which is delivered to the board chair. The board chair then reviews that information with the board member and solicits input from each committee chair with respect to the board member's performance. The Nominating Committee considers this information when recommending a slate of candidates to be nominated by the full board. However, in 2007, the board elected to forgo this self-evaluation process for that year only since it went through a rigorous evaluation process in late 2006 when the board reduced the slate of recommended nominees from 15 to 11.

Succession Planning

Succession planning for the CEO and other named executive officer positions is one of the board's most important duties. Each year, the CEO presents his written succession plan to the Nominating Committee, which is accompanied by his review of up to three internal candidates who should be considered to replace him and his recommendation as to which, if any, internal candidate should be considered to replace him in the event he cannot serve. Under the current plan, any internal candidate selected on an interim basis will have the opportunity to compete for the position with other candidates that come forward in an internal and external search. Each of the other named executive officers has a written succession plan that is reviewed with the CEO annually.

Meetings and Committees of the Board of Directors

The board of directors met six times during 2007, including one special meeting and a three-day strategic planning retreat. At the retreat, the board and executive management focused on how to best sustain and enhance the Company's growth strategy and financial performance while maintaining Umpqua's unique culture and commitment to community banking. All board committees have regularly scheduled meetings except the Nominating Committee, which meets as appropriate, upon the call of its chairperson. Board committee chairs call for additional regular and special meetings of their committees, as they deem appropriate. In 2007, each director attended at least 75% of the board meetings, as well as meetings of committees on which the director served.

The board and each of our board committees regularly meet in executive session. Our CEO, who sits on the board and on four board committees, attends some executive sessions and is excused from others.

At December 31, 2007, the board of directors had seven active board committees: The Audit and Compliance Committee, the Budget Committee, the Compensation Committee, the Executive/Governance Committee, the Financial Services Committee, the Loan and Investment Committee, and the Nominating Committee.

The table below shows current membership information for each board committee:

C — Chairperson   V — Vice Chair   • — Member

	Audit and Compliance	Budget	Compensation	Executive/ Governance	Financial Services	Loan and Investment	Nominating
Ronald F. Angell	•			•		C	•
Scott D. Chambers				•	C	•	•
Raymond P. Davis		•		•	•	•	
Allyn C. Ford				C			C
David B. Frohnmayer					V	•	
Stephen M. Gambee		•	•			V	
Dan Giustina	C			•		•	•
William A. Lansing		C	C	•	•		•
Theodore S. Mason	•	•	•				
Diane D. Miller	•	•	V				
Bryan L. Timm	V	V	•				

Allyn Ford serves as Chair of the boards of Umpqua and Umpqua Bank and Dan Giustina serves as Vice Chair of the boards.

Audit and Compliance Committee

The board of directors has a standing Audit and Compliance Committee that meets with our independent registered public accounting firm to plan for and review the annual audit reports. The Committee meets at least four times per year and is responsible for overseeing our internal controls and the financial reporting process. As of January 1, 2008, the members of the Committee were directors Giustina (Chair), Angell, Mason, Miller and Timm (Vice Chair). Each member of the Committee is independent, as independence is defined under Rule 4200(a)(15) of the listing standards of the NASD. The board of directors has adopted an Audit and Compliance Committee Charter, a copy of which is available on our web site in the Corporate Governance section at www.umpquaholdingscorp.com. The charter provides that only independent directors may serve on the Committee. The charter further provides that at least one member shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The board of directors has determined that Bryan L. Timm meets the SEC criteria for an "audit committee financial expert." The board of directors believes that each of the current members of the Committee has education and/or employment experience that provides them with appropriate financial sophistication to serve on the Committee. In 2007, the Audit and Compliance Committee met seven times. In addition to these formal meetings, the Committee previews earnings releases and periodic reports to be filed with the SEC and it usually meets by telephone conference to discuss those documents.

Budget Committee

The Budget Committee reviews and oversees our budgeting process, including the annual operating budget and the capital expenditure budget. It also oversees dividend planning and our stock repurchase programs. Effective January 1, 2008, the members of the Committee were directors Lansing (Chair), Davis, Gambee, Mason, Miller and Timm (Vice Chair). The Committee meets at least quarterly. In 2007, the Budget Committee met four times.

Compensation Committee

See *Roles and Responsibilities* in the section entitled, *Executive Compensation Discussion and Analysis.*

Executive/Governance Committee

The Executive/Governance Committee may, subject to limitations in our Bylaws and under Oregon law, exercise all authority of the full board when the full board in not in session. This Committee is responsible for the review and oversight of the Company's strategic planning process, corporate governance, consideration of the Company's merger and acquisition opportunities and oversight of the board's structure. This Committee is comprised of the chairman of the board, the chair of each board committee and Umpqua's CEO. Effective January 1, 2008, the members of the Committee were directors Ford (Chair), Angell, Chambers, Davis, Giustina and Lansing. This Committee meets at least quarterly. In 2007, the Executive/Governance Committee met four times.

Financial Services Committee

The Financial Services Committee reviews and oversees the operations of Strand Atkinson Williams & York, Inc. and Umpqua Bank's Private Client Services division. This Committee serves as Strand's board of directors, as well as the board of directors of Bancorp Financial Services, another subsidiary of the Company that is currently winding up a securitized lease portfolio acquired in the Humboldt Bancorp transaction. Effective January 1, 2008, the members of the Committee were directors Chambers (Chair), Davis, Frohnmayer (Vice Chair) and Lansing. This Committee must meet at least quarterly and in 2007, the Committee met five times, including one special meeting.

Loan and Investment Committee

The Loan and Investment Committee approves certain loans, approves charge-offs to the loan loss reserve, sets investment and liquidity policies and monitors compliance with those policies and reviews Umpqua's loan and investment portfolios. Effective January 1, 2008, members of the Committee were directors Angell (Chair), Chambers, Davis, Frohnmayer, Gambee (Vice Chair) and Giustina. The Loan and Investment Committee meets at least quarterly and in 2007 it met five times.

Nominating Committee

The Nominating Committee proposes nominees for appointment or election to the board of directors and conducts searches to fill the positions of President and CEO. The Committee is comprised of the chairman of the board and the chair of each board committee. All of the directors serving on the Nominating Committee are independent, as defined in the NASD listing standards. Effective January 1, 2008, the members of the Committee were directors Ford (Chair), Angell, Chambers, Giustina and Lansing. The Nominating Committee meets as often as it deems appropriate and in 2007, the Committee met one time.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely upon our review of (i) Forms 3, 4 and 5 that we filed on behalf of directors and executive officers, or received from them with respect to the fiscal year ended December 31, 2007, and (ii) their written representations that no Form 5 is required, we believe that all reporting persons made all required Section 16 filings with respect to the 2007 fiscal year on a timely basis, except that a Form 4 filing for Dan Sullivan was one day late due to a broker's failure to timely report the trade.

SHAREHOLDER PROPOSALS FOR THE 2009 ANNUAL MEETING OF SHAREHOLDERS

If any shareholder intends to present a proposal to be considered for inclusion in the Company's proxy material in connection with the 2009 annual meeting of shareholders, the proposal must be in proper form under SEC Regulation 14A, Rule 14a-8, *Shareholder Proposals*, and received by the Secretary of the Company on or before November 4, 2008. Shareholder proposals to be presented at the 2009 annual meeting of shareholders, which are not to be included in the Company's proxy materials must be received by the Company no later than December 4, 2008, in accordance with the Company's Bylaws.

RELATED PARTY TRANSACTIONS

Transactions with Related Persons/Approval Process

Umpqua has arrangements under which Umpqua Bank leases certain facilities from entities in which certain directors have indirect material interests. These leases are not required to be disclosed under Item 404 of Regulation S-K.

We have a formal process with respect to the review and approval of loans extended by Umpqua Bank to related persons, as described below. In 2007, Umpqua adopted formal written procedures to review and approve transactions with related persons. In accordance with these procedures and Nasdaq Rule 4350(h), all transactions with related persons must be approved by Umpqua's Audit and Compliance Committee. In each instance where Umpqua Bank has a facility lease with a director, the lease was (i) entered into before the director became a related person with respect to Umpqua and/or (ii) Umpqua Bank assumed the lease in connection with an acquisition, so no prior approval by Umpqua was required or obtained. Nonetheless, the leases are believed to be on terms fair to the Bank and consistent with terms available from unrelated third parties. In 2007, the Audit and Compliance Committee approved Umpqua's purchase from the State of Oregon of up to $3.5 million in State of Oregon Business Energy Tax Credits in connection with an electrical generating facility constructed by Oregon Environmental Industries, LLC (OEI), an affiliate of director Gambee. Mr. Gambee owns a 33.3% interest as a managing member of OEI and the value to him of these tax credits is unknown. The Company made no payment to and received no payment from OEI or Mr. Gambee in connection with this transaction.

Loans to Directors and Officers

Umpqua Holdings Corporation does not extend loans or credit to any officers or directors. However, many of our directors and officers, their immediate family members and businesses with which they are associated, borrow from and have deposits with Umpqua Bank. All such loans are made in the ordinary course of Umpqua Bank's business, and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Umpqua Bank. These loans did not and do not involve more than the normal risk of collection or present other unfavorable features to Umpqua Bank.

Loans by the bank to directors and designated executive officers are governed by Regulation O, 12 CFR Part 215. Under the bank's procedures, the Chief Credit Officer can approve individual credits subject to Regulation O up to a total credit exposure of $100,000 and report those loans to our Loan and Investment Committee. All Regulation O credits with a total credit exposure in excess of $100,000 must be approved by that Committee. Regulation O limits loans to executive officers to $100,000 unless the loan is secured by a first lien on the officer's primary or secondary residence or unless the loan is made to finance the education of the officer's children. All of our named executive officers are designated as executive officers of Umpqua Bank under Regulation O.

As of December 31, 2007, the aggregate outstanding balance of all loans to Regulation O executive officers, directors, principal shareholders and their businesses was approximately $9,628,421, which represented approximately 0.78% of our consolidated shareholders' equity at that date. All such loans are currently in good standing and are being paid in accordance with their terms.

DIRECTOR COMPENSATION

The Compensation Committee annually reviews its director compensation policy and in January 2007, the Committee adopted the following statement of philosophy with regard to director compensation:

"Umpqua's director compensation is designed to align the board of directors with its shareholders, and to attract, motivate, and retain high performing members critical to our company's success. Our director compensation philosophy is simple: we pay our directors a competitive rate when compared to similar sized and performing financial services organizations.

- **Objectives** — Umpqua Bank is committed to providing competitive compensation to our directors. Within that context, our prime objectives are to:
  - Attract and retain highly qualified people that portray our company culture and values.
  - Link the interests of our directors to the values derived by our shareholders.
  - Align the interests of our directors, executives, and employees.
  - Conform to the highest levels of fairness, ethics, transparency, and sound governance practice.
- **Director Compensation** — On a regular basis the board will engage a third party professional to perform an evaluation to ensure director compensation is fair and competitive. Any change to director compensation is first reviewed by the Compensation Committee of the board prior to full board approval. Currently, it is the company's policy for director compensation to be paid 100% in company stock, which may be taken as deferred compensation.
- **Director Training** — We are committed to the continuing education of our directors. Umpqua provides an annual allowance for our directors to obtain director-specific education. Directors receiving such education shall provide an educational synopsis to the board or appropriate board committee."

The Compensation Committee is charged with reviewing director compensation and recommending changes to the full board. The board of directors has adopted a Director Compensation Plan that sets forth the terms and manner in which non-employee directors will be compensated for their service on the board of directors and committees of Umpqua and its subsidiaries.

All director fees are payable in shares of Umpqua Holdings Corporation common stock, purchased periodically on the open market by a brokerage firm for the account of each director, with funds provided by the Company. Directors may choose to receive compensation on a deferred basis.

Under the plan, director fees are paid quarterly, in arrears, after review of attendance records. Directors may attend committee meetings by teleconference, but they are allowed to attend only one regular board meeting per year by teleconference and they must be personally present at all other regular board meetings. The plan also reiterates the directors' obligations under applicable securities laws, Umpqua's Insider Trading Policy, and obligates the directors, if requested to do so, to execute a lockup agreement in the event of a firmly underwritten public offering of our securities.

Umpqua also provides a nonqualified deferred compensation plan to its non-employee directors. Under this plan, each director may annually elect to place all or part of his or her director compensation for the coming year into the deferred plan. Under the plan, a director may choose to have distributions from the plan in a lump sum or in annual installments over three, five or ten year periods following the date that the director leaves the board. Umpqua pays director compensation in shares of its common stock and the shares are held by a trustee. The dividends paid on those shares are credited to the director's account, but no interest or other compensation is paid by the Company with respect to the deferred account.

The Compensation Committee's practice is to engage an outside consultant at least once every three years to review director compensation paid by a peer group of companies to ensure that the compensation we pay to our directors is competitive given Company performance, board performance and our community bank philosophy. A peer group analysis was last performed in 2006. At that time, the Committee reported to the board that total compensation paid to each director was below the median total compensation paid by the peer group of companies, however the full board approved that level of compensation.

In December 2007, the board of directors, acting upon a recommendation from the Compensation Committee, decided to maintain 2008 board compensation at the levels set in 2006. The schedule of fees in effect since April 2006 is set forth in the table, below. The board Chair receives a higher retainer and participation fee. Committee chairs receive a slightly higher participation fee for chairing their committee meetings.

Schedule of Directors' Fees

	Quarterly Retainer(1)	Board Meeting Participation(2)	Committee Meeting Participation(3)
Board Chair	$3,500	$4,500	$600
Committee Chair	$3,000	$4,000	$600
Participating Director	$3,000	$4,000	$500

(1) Each director serves on the board of Umpqua Holdings Corporation and Umpqua Bank but receives only one Quarterly Retainer.

(2) Each director receives one Participation Fee for board meetings actually attended, if both board meetings are scheduled to be held on the same day, either jointly or one following another.

(3) The Audit and Compliance Committee Chair receives $700 for each meeting chaired and all other committee chairs receive $600 for each meeting chaired.

DIRECTOR COMPENSATION

The following table summarizes the compensation paid by the Company to non-employee directors for the year ending December 31, 2007. Although each director is paid in Umpqua stock, this table shows the cash contributed by the Company to the Director Compensation Plan to purchase that stock.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
(a)(1)	(b)(2)	(c)	(d)	(e)	(f)	(g)	(h)
Angell, Ronald	$43,400						$43,400
Chambers, Scott	$44,000						$44,000
Ford, Allyn	$43,400						$43,400
Frohnmayer, David	$41,500						$41,500
Gambee, Stephen	$42,500						$42,500
Giustina, Dan	$44,400						$44,400
Lansing,William(3)	$47,800						$47,800
Mason, Theodore	$41,000						$41,000
Miller, Diane	$43,000						$43,000
Timm, Bryan	$42,000						$42,000

(1) Director Davis is omitted from this table because he is a named executive officer, he receives no separate compensation for service as a director and his compensation is fully reflected in the Summary Compensation Table.

(2) Amounts in column (b) are earned in cash and paid in Umpqua stock. The following table shows what each director earned for each component of director compensation.

Name	Retainer	Board Participation	Committee Participation	Total
Angell	$12,000	$24,000	$ 7,400	$43,400
Chambers	$12,000	$24,000	$ 8,000	$44,000
Ford	$14,000	$27,000	$ 2,400	$43,400
Frohnmayer	$12,000	$24,000	$ 5,500	$41,500
Gambee	$12,000	$24,000	$ 6,500	$42,500
Giustina	$12,000	$24,000	$ 8,400	$44,400
Lansing	$12,000	$24,000	$11,800	$47,800
Mason	$12,000	$24,000	$ 5,000	$41,000
Miller	$12,000	$24,000	$ 7,000	$43,000
Timm	$12,000	$24,000	$ 6,000	$42,000

(3) In March 2007, the board approved a special payment of $3,500 to director Lansing in recognition of the extraordinary time that he spent in negotiating the amendment of the Davis SERP and developing the 2007 Long Term Incentive Plan.

We invite the spouses of our directors to attend our annual multi-day strategic planning session. We believe this event provides a valuable opportunity for our directors to strengthen relationships with senior executives, enhance leadership development and advance our business objectives. The participation of spouses in the meals and social functions at the planning session is a positive contributor to the process. The Company pays the spouses' travel expenses, meals and activities that may be considered to provide a personal benefit in connection with this event. In 2007, these payments did not exceed $5,000 in the aggregate and are not separately disclosed.

The associated expenses for our directors are considered integrally and directly related to the performance of their duties as directors, they are not considered to be perquisites and are not separately disclosed.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

2007 Compensation Highlights

Our executive compensation program is designed to support Umpqua's vision and mission, which is to create a unique and memorable banking environment in which our customers perceive the company as an indispensable partner in achieving their financial goals; our people achieve unparalleled personal and professional success; our shareholders achieve the exceptional rewards of ownership; and our communities benefit from our involvement and investment in their future.

Compensation activity in 2007 was highlighted by the following:

- 2007 base salaries for our named executive officers were increased in January 2007, after Umpqua Bank achieved double-digit organic loan and deposit growth, 3% growth in EPS and outstanding credit quality ratios in 2006. See the section titled *Executive Compensation Decisions*.
- The Compensation Committee and CEO Davis agreed to amend his Supplemental Executive Retirement Plan to fix the benefits. See the section titled *Retirement Plan for Mr. Davis*.
- Shareholders approved a new 2007 Long Term Incentive Plan that provides for the issuance of restricted stock units (RSUs) that vest upon satisfaction of company performance targets, not just time in office. See the section titled *2007 Long Term Incentive Plan*.
- Shareholders approved amendments to the 2003 Stock Incentive Plan to distinguish between restricted stock awards and stock options and improve the administration and governance qualities of the plan. See the section titled *2003 Stock Incentive Plan*.
- The company did not meet its EPS target in 2007, so there was no payout of the primary component of annual incentives to the named executive officers. See the section titled *2007 Incentive Compensation Earned by the Named Executive Officers*.
- The market price of Umpqua common stock declined during 2007, which negatively impacted the value of our executives' accumulated equity-based incentives during the year.

Roles and Responsibilities

The Compensation Committee carries out the board's overall responsibilities with respect to executive compensation, director compensation and review of the Company CEO's performance. The Committee also oversees administration of the Company's employee benefit plans, including the Company's 401(k) and profit sharing plan. All Committee members are required to meet the NASD and SEC independence and experience requirements. Effective January 1, 2008, the members of the Committee were directors Lansing (Chair), Gambee, Miller (Vice Chair), Timm and Mason. The Compensation Committee must meet at least quarterly. In 2007, the Committee met eight times, including four special meetings.

The Compensation Committee operates under a written charter which is posted on our website at www.umpquaholdingscorp.com. The Committee's charter is reviewed annually. The Compensation Committee Chair sets the agenda and calendar for the Committee. As authorized by its charter, the Committee routinely hires attorneys and independent consultants for advice on compensation matters.

Mr. Davis, our CEO, is actively engaged in setting the compensation of our other named executive officers. At the end of each fiscal year, he reviews with the Committee the performance of each executive officer and he recommends the level of base and incentive compensation as well as equity grants for the ensuing year of individual executive officers reporting to him, including the executive officers covered by NASD Rule 4350. The Committee reviews those recommendations and compares them with market information provided by management to ensure that executive compensation is competitive and that the CEO is exercising his discretion appropriately. The Committee reviews, and ratifies or approves, all components of the compensation for executive officers covered by NASD Rule 4350, including salary, annual incentives, long-term incentive compensation and internal pay equity.

Our Executive Vice President/Cultural Enhancement works with our CEO, our business unit executives, General Counsel and outside counsel and consultants to recommend and design the structure of our incentive and benefit plans.

With respect to making compensation decisions, our Committee reviews compensation survey data or "benchmarking" data provided by recognized compensation consultants. The Committee uses this information to understand prevailing market practices and aggregate, as well as component, compensation packages provided by companies who are similar to Umpqua in size and scope.

Identification of Named Executive Officers

We disclose the compensation paid to each of our "named executive officers" as required by Item 402 of Regulation S-K. Those individuals are:

Designation	Name	Title
Principal Executive Officer	Raymond P. Davis	President and CEO
	Brad F. Copeland	Senior Executive Vice President/Operations and Chief Credit Officer
	David M. Edson	Executive Vice President and President — Umpqua Bank Northwest Region
	William T. Fike	Executive Vice President and President — Umpqua Bank California Region
Principal Financial Officer*	Daniel A. Sullivan	Executive Vice President/ Strategic Initiatives
Principal Financial Officer*	Ronald L. Farnsworth	Executive Vice President/Chief Financial Officer

* Mr. Farnsworth succeeded Mr. Sullivan as Principal Financial Officer (PFO) in May 2007.

Executive Compensation Philosophy

The Company has adopted the following written statement of its executive compensation philosophy, which is reviewed annually by the Compensation Committee:

> "Decisions regarding executives' total compensation program design, as well as individual pay decisions, will be made in the context of this *Executive Compensation Philosophy* and our ability to pay, as defined by our financial success. Umpqua's executive compensation is designed to recognize superior operating performance thereby maximizing shareholder value, and to attract, motivate and retain the high performing executive team critical to our Company's success. Our executive compensation philosophy is simple: we pay competitive base salaries and we strongly reward performance.
>
> - **Objectives** — Umpqua Bank is committed to providing competitive, performance-based total compensation opportunities to our executives who collectively have the responsibility for making our Company successful. Within that context, our prime objectives are to:
>   - Attract and retain highly qualified executives that portray our Company culture and values
>   - Motivate executives to provide excellent leadership and achieve Company goals

- Provide substantial performance-related incentive compensation that is aligned to our business strategy and directly tied to meeting specific business objectives
- Strongly link the interests of executives to the value derived by our shareholders from owning Company stock
- Connect the interests of our executives and our employees
- Be fair, ethical, transparent and accountable in setting and disclosing executive compensation.

- **Base Salary** — Base pay opportunities should be fully competitive with other relevant organizations within the markets in which we compete. Individual salary determinations involve consideration of incumbent qualifications, behaviors, cultural adherence, and performance.
- **Short-Term Incentives** — Consistent with competitive practices, executives should have a significant portion of their targeted annual total cash compensation at risk, contingent upon meeting company profitability goals and personal objectives.
- **Long-Term Incentives** — Executives who are critical to our long-term success should participate in long-term incentive opportunities that link a significant portion of their total compensation to increasing shareholder value.
- **Executive Benefits** — We offer executives competitive benefit programs, such as health insurance, 401(k) plan, vacation, and life insurance, of which similar programs are offered to our employees.
- **Communications & Training** — We are committed to sharing information with executives to enable them to fully understand our objectives for executive pay and each element of their total compensation package."

Executive Compensation — Plan Design and Objectives

Base Salary

The purpose of base salary is to create a secure base of cash compensation for executives that is competitive with the market. Executive salary increases do not necessarily follow a preset schedule or formula; however, the following are considered when determining appropriate salary levels and increases:

- The individual's current and sustained performance results and the methods utilized to achieve those results;
- Non-financial performance indicators to include strategic developments for which an executive has responsibility (such as product development, expansion of markets, increase in same-store loan or deposit growth and acquisitions) and managerial performance (such as service quality, sales objectives and regulatory compliance); and
- The Company's financial performance.

Individual and Company Performance

A significant component of compensation is related to performance. We believe that an employee's compensation should be tied to how well the employee's team and the Company perform against both financial and non-financial goals and objectives. The board annually establishes the financial goals for the incentive compensation program. Non-financial goals include satisfactory performance on all internal and external regulatory exams and audits and achievement of the business and personal goals assigned to each executive.

Short-Term and Long-Term Incentives

Incentive compensation balances short and long term performance. We try to focus all senior managers on achieving strong short-term or annual results in a manner that will ensure the Company's long-term viability and success. Therefore, to reinforce the importance of balancing these perspectives, senior management is regularly provided with both annual and long-term incentives. Participation in long-term incentive programs increases with higher levels of responsibility, as employees in these leadership roles have the greatest influence on the Company's strategic direction and results over time.

Annual Incentives

The purpose of annual incentive plans is to provide cash compensation on an annual basis that is at risk and contingent on the achievement of annual business and operating objectives, as well as personal goals and objectives.

At the beginning of each year we adopt an Incentive Plan that provides for incentive compensation to be awarded to the Chief Executive Officer and our other named executive officers upon achievement of individual performance objectives established by the board of directors or the Compensation Committee for Mr. Davis and individual performance objectives established by Mr. Davis for the other named executive officers.

Each executive is assigned a target bonus, which is a percentage of base salary. The overall target bonus is discretionary and subject to adjustment. Achievement of the target bonus is based on the success of the Company and the individual executive in certain performance areas, as more particularly discussed in the section entitled *Executive Compensation Decisions.*

Since 2004, the financial target component of the annual incentive has been based on earnings per share (EPS) targets. These targets are set by the board upon the Budget Committee's recommendation. The Company does not offer guidance on our EPS or growth rate targets and we regard these internal targets as confidential. Our annual earnings per share targets are determined at the start of each year, based on our internal budget, as we close out the previous year. At the same time, analysts who follow our company are developing their forward earnings targets for the coming year. If we disclosed this information, one could compare our annual targets to the original analyst targets for the year, and interpolate our targets for the coming year. This would compromise our objective of not providing guidance on EPS targets.

Typically, the EPS target for 100% payout of the financial component is achievable, but requires better than expected performance. The maximum percentage payout is 150% of base salary.

The following table compares actual results against EPS targets and shows the percentage payment of the corporate financial target incentive for the years 2005-2007:

Year	EPS Target was:	Percentage Payout of Target Incentive
2005	Achieved	100%
2006	Partially Achieved	75%
2007	Not Achieved	0%

The annual incentive plans of all named executive officers require the executive to repay to the Company any incentives awarded based on earnings per share for a particular period if it is later determined that the earnings per share target was not achieved due to fraud or mistake, but only if the error causes a restatement of earnings. This plan provision, often called a "claw back", was implemented in 2007 and the provision has not been triggered.

Other Annual Compensation — Benefits and Perquisites

We provide benefit programs to executive officers and to other employees. The following table identifies the benefit plans and identifies those employees who may be eligible to participate:

Benefit Plan	Named Executive Officers	Certain Managers	Full Time Employees
401(k) Plan	•	•	•
Group Medical/Dental/Vision	•	•	•
Group Life and Disability	•	•	•
Annual Manager Incentive Plan	•	•	
Severance	•	•	•
Change in Control	•	•	
Supplemental Retirement (Top Hat)	•		
Supplemental Executive Retirement(1)	•		
Deferred Compensation Plan(2)	•		

(1) Mr. Davis is the only employee with a Supplemental Executive Retirement Plan

(2) Mr. Fike is the only named executive officer with a Deferred Compensation Plan. In connection with the acquisition of other financial institutions, the Company has assumed deferred compensation plans that benefit other past and present employees.

The company provides modest perquisites to the named executive officers. The perquisites we offer are common in the financial services industry and help the company attract and retain superior employees for key positions. Some perquisites are intended to serve an Umpqua business purpose, but it is understood that some may be used for personal reasons, as well. Our payment of perquisites is disclosed in the *Summary Compensation Table* and they primarily consist of paid club memberships and personal use of bank-owned automobiles.

Umpqua has adopted a policy that governs personal use of the aircraft leased by the Company. That policy generally provides that the CEO or PFO must approve any personal use of this aircraft. If the flight is for purely personal reasons, the officer must reimburse the Company in accordance with the Standard Industry Fare Level formula. If the officer is accompanied by a spouse or other guest, the officer must reimburse the Company for the spouse or guest's use. If the officer's spouse accompanies the officer for the purpose of participating in business functions, that use is not deemed to be personal use.

Long-Term Incentive Compensation

There are three forms of long-term incentives normally granted to our executives: stock options and restricted share awards (RSAs) under our 2003 Stock Incentive Plan and grants of restricted stock units (RSUs) under the 2007 Long Term Incentive (LTI) Plan.

- **Stock Options.** The purpose of stock options is to provide equity compensation with value directly related to the creation of shareholder value and the increase in Company stock price. Stock options provide executives a vehicle (subject to vesting requirements) to increase equity ownership and share in the appreciation of the value of Company stock.
- **Restricted Share Awards.** RSAs are awarded subject to vesting requirements and, in some cases, subject to the Company achieving predetermined financial goals. Restricted shares serve to help retain key executive talent, as well as attract and retain non-executive employees who make a significant contribution to the Company.
- **LTI Grants.** These grants are made under the 2007 LTI Plan, which authorizes the award of RSU grants that are subject to financial performance-based vesting, such as EPS growth, net income growth or return on equity.

With respect to both stock option and RSA grants, the deferred vesting schedules are designed to provide significant retention incentives to help ensure the recipients continue with the Company. We believe that key executives should have significant stake in the performance of the company's stock, to align their decisions with creating shareholder value. We encourage our named executive officers to retain the equity awards that they receive and we have minimum stock ownership requirements for executive officers. As stated in our Statement of Governance Principles, the Company expects its executive officers to accumulate a meaningful position in Umpqua shares over a three-year period after joining the Company. At minimum, an executive officer must own 2,500 shares of Umpqua stock within one year after he or she attains that status. In 2007, the named executive officers acquired 80,020 shares of company stock through vesting of restricted share grants and stock option exercises and sold or disposed of 12,617 shares.

Our share ownership guidelines are found in the *Statement of Governance Principles* posted on our website. Directors and executive officers may sell no more than 15,000 shares per calendar year, unless he or she obtains authorization in a hardship situation from the Audit and Compliance Committee. In addition to this cap, a director or officer may sell shares to cover the exercise price and estimated taxes associated with an option exercise. Our policy also prohibits directors and executives from engaging in transactions in which they may profit from short term speculative swings in the market value of Umpqua stock. These prohibited transactions include "short sales" (selling borrowed securities which the seller hopes can be purchased at a lower price in the future); "short sales against the box" (selling owned, but not delivered securities); "put" and "call" options (publicly available rights to sell or buy Umpqua shares at a specific price within a specified period of time) and derivative transactions, such as non-recourse loans secured by Company stock.

Equity Compensation Plan Practices

In general, we issue stock options, RSAs and RSUs to our named executive officers at the following times: (i) upon initial employment with the Company; (ii) in January or February of each year, in connection with establishing their long-term incentive compensation package for that year; and (iii) in connection with a significant advancement or promotion or a significant change in compensation arrangements. In 2007, the RSU grants to Messrs. Davis, Copeland, Edson and Fike were issued on March 5, 2007 because they were the first grants under the 2007 LTI Plan, which was finalized in late February 2007, and the Committee was completing the package of equity grants that were issued to Mr. Davis in connection with the amendment to the Davis SERP. Furthermore, those RSU grants were subject to shareholder approval at the April 2007 annual meeting.

In January 2007, the Compensation Committee adopted a practice of issuing equity grants associated with setting annual long term incentive packages with an effective date when the trading window is open for Section 16 reporters. This way, the stock price at the time of the grant can reasonably be expected to fairly represent the market's view of our results and prospects. We have never re-priced or back-dated options granted under any of Umpqua's equity compensation plans and the 2003 Stock Incentive Plan specifically prohibits these practices.

In 2005 and 2006, the Company granted restricted stock awards in lieu of stock options to its executive officers (other than Mr. Davis) as part of its long term incentive program. In 2007, certain named executive officers were selected to receive RSU grants under the 2007 LTI Plan. Mr. Davis has continued to receive stock option grants, but he received no RSA grants in 2005 or 2006. He received a deferred RSA grant in 2007 as part of the consideration for amending his SERP. See tables titled *Grants of Plan Based Awards* and *Outstanding Equity Awards at Fiscal Year-End.*

Role of Tax and Regulatory Requirements

Under section 162(m) of the Internal Revenue Code, the Company is generally prohibited from deducting for federal income tax purposes employee compensation that would otherwise be deductible to the extent that the compensation exceeds $1,000,000 for any covered employee in any fiscal year. However, compensation that is performance-based as defined in the Code is not subject to the deductibility limits. The board's current policy is to ensure that all compensation paid by the Company is fully deductible for federal income tax purposes. See the section titled *2005 Performance-Based Incentive Plan.*

Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share Based Payments*, using the *modified prospective* method which means that the unvested portion of previously granted awards and any awards that are granted or modified after the date of adoption will be measured and accounted for under the provisions of SFAS No. 123R. The Company continues to use straight-line recognition of expenses for awards with graded vesting.

The employment agreements with our named executive officers provide that the if the severance and change in control benefits payable to the executive would constitute an "excess parachute payment" as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), such benefit payments shall be reduced to the largest amount that will result in no portion of benefit payments being subject to the excise tax imposed by Section 4999 of the Code.

Those agreements also provide that if the benefits are subject to Section 409A of the Code and the executive is deemed to be a "specified employee" within the meaning of Section 409A(a)(2)(B)(i) of the Code, commencement of payment of the benefit shall be delayed for six months following the executive's termination of employment.

The agreements with our named executive officers also provide that Umpqua shall not pay any benefit to the extent that such payment would be prohibited by the provisions of Part 359 of the regulations of the Federal Deposit Insurance Corporation (the "FDIC"), as the same may be amended from time to time.

Severance and Change in Control

We believe that severance protections, particularly in the context of a change in control transaction, can play a valuable role in attracting and retaining key executive officers. Accordingly, we provide such protections for our named executive officers under their respective employment agreements. The Company evaluates the level of severance benefit to provide a named executive officer on a case-by-case basis and, in general, we consider these severance protections to be an important part of an executive's compensation and consistent with similar benefits offered by our competition.

We believe that the occurrence or potential occurrence of a change in control transaction will create uncertainty regarding the continued employment of our executive officers. These transactions often result in significant organizational changes, particularly at the senior executive level. In order to encourage executive officers to remain employed with the Company during this important time, we provide named executive officers with variable levels of an enhanced severance benefit if their employment is terminated without cause or in connection with a change in control. If the executive continues to work for the acquiring company for more than 12 months after the change in control transaction, the executive receives a reduced retention benefit, in lieu of a change in control benefit. As a condition to receiving these severance benefits, the executive must agree not to compete with the Company, or its successor, and not to solicit customers or employees for a certain period following separation. See table titled *Potential Payments Upon Termination or Change in Control.*

EXECUTIVE COMPENSATION DECISIONS

Introduction

In 2006, Umpqua Bank achieved 11% organic loan growth, 13% deposit growth, 3% growth in EPS and excellent credit quality ratios. These results served as the backdrop for the compensation decisions made by the Compensation Committee in early 2007. Mr. Davis and the executive team led the company in the successful acquisition and integration of North Bay Bancorp in 2007. However, while the executive team accomplished many of its goals for 2007, Umpqua did not achieve its earnings goals in a difficult credit and interest rate environment. Therefore, our named executive officers did not receive any part of the financial component of their annual incentive plans. Furthermore, since EPS growth was negative, the first tranche of the RSUs granted under the 2007 LTI Plan did not vest.

2007 Base Salary and Annual Incentive Targets for Mr. Davis

In 2006, the Compensation Committee hired PricewaterhouseCoopers (PWC) as an independent compensation consultant reporting only to the Committee with respect to benchmarking the CEO's compensation for 2007. The Committee's Chair had extensive conversations with PWC about the history and goals of our executive compensation program and the issues that the Committee was dealing with in connection with the CEO's compensation package, in particular, the Davis SERP. PWC was asked to compare the CEO's compensation package with that of the peer group in three major areas: (i) base salary (ii) total cash compensation (TCC) which is base salary plus annual incentive and (iii) total direct compensation (TDC), which is base salary plus annual incentive plus long term incentive expected value.

PWC also provided the Committee with an analysis of the CEO's shareholdings as compared with the CEOs in the peer group and provided advice with regard to potential modifications of the Davis SERP. Except for these executive compensation analysis services, PWC provided no other services to Umpqua in 2006 or 2007. The company's outside counsel, Foster Pepper LLP, prepared tally sheets with respect to Mr. Davis for the Committee to review.

PWC selected and analyzed a peer group of 15 companies in the regional bank category, whose primary locations are in the western U.S., with total assets ranging from about $2.8 to $14.5 billion as of December 31, 2005. This peer group consisted of:

Western Alliance Bancorp	Westamerica Bancorp.	Pacific Capital Bancorp	East West Bancorp, Inc.
Centennial Bank Holdings	CVB Financial Corp.	Greater Bay Bancorp	First Republic Bank
First Community Bancorp	SVB Financial Group	Sterling Financial Corp	City National Corp.
Hanmi Financial Corp.	Cathay General Bancorp	UCBH Holdings, Inc.	

PWC's analysis was based on a review of proxy data for three years and compensation surveys performed by Mercer Human Resource Consulting, Watson Wyatt and the Economic Research Institute.

PWC analyzed Mr. Davis's compensation as compared to the peer group median, with "market" being plus or minus 20% of median. PWC concluded that Mr. Davis's 2006 base salary was "above market", his total cash compensation (TCC) was "at market" and his total direct compensation (TDC) was "below market".

In January 2007, based on the information received and reviewed and their deliberations, the Compensation Committee approved the following base salary increases and incentive targets for Mr. Davis, which was approved by the full board:

2007 Base Salary	Percentage Increase over 2006	Target Incentive	Target Incentive as a Percentage of Base Salary	Target Compensation (Base plus Incentive)
$714,000	8.5%	$714,000	100%	$1,428,000

2007 Base Salary and Annual Incentive Targets for Other Named Executive Officers

In 2006, management engaged Watson Wyatt Consulting (WWC) to provide a benchmarking analysis for the other named executive officers in connection with setting 2007 compensation. Except for these executive compensation analysis services, WWC provided no other services to Umpqua in 2006 or 2007. The company's outside counsel, Foster Pepper LLP prepared tally sheets with respect to the named executive officers for Mr. Davis and the Committee to review.

In December 2006, Mr. Davis met with the Committee to review his recommendations for the named executive officers, based on his own evaluation of their performance and his review of the WWC compensation report.

WWC analyzed a peer group of 20 publicly traded companies in the commercial bank category, whose total assets were approximately between $5.9 and $8.2 billion, at December 31, 2005. Of these, seven are headquartered in California and the others are not based on the West coast. The peer group consisted of:

Alabama Nat'l Bancorp.	First Midwest Bancorp	Pacific Capital Bancorp	Texas Regal Bancshares
Cathay General Bancorp	First Republic Bank	Provident Bankshares	Trustmark Corp.
Chittenden Corp.	Greater Bay Bancorp	Republic Bancorp, Inc.	UCBH Holdings, Inc.
CVB Financial Corp.	Irwin Financial Corp.	Susquehanna Bancshares	United Bankshares, Inc.
First Commonwealth Fin'l	Old National Bancorp	SVB Financial Group	Wintrust Financial Corp.

WWC reported the following data for the peer group: base salary and annual incentives with 25th, 50th and 75th percentile data cuts. They reported long term incentive (LTI) grant values with 25th and 50th percentile data cuts. WWC's report used data from Watson Wyatt and Wm. Mercer's published compensation surveys and peer group proxy data. At meetings in December 2006 and January 2007, the Committee reviewed all components of the named executive officer's compensation including salary, annual incentive and long-term incentive compensation. The Committee reviewed the WWC report and tally sheets for the named executive officers prepared by Foster Pepper LLP. Mr. Farnsworth's compensation was not part of this review because he was not then the Principal Financial Officer.

In general, the Committee targeted between the mean and the 75th percentile of peer group data as the appropriate level of overall compensation for the other named executive officers. In connection with its January 2007 compensation decisions, The Committee believed that above average performance by these executives was being achieved. WWC's report stated that total cash compensation (TCC) of the named executive officers was at or near the median or between the median and the 75th percentile. Looking at total direct compensation (TDC), WWC's report stated that all of the other named executive officers were between the median and 75th percentile, except Mr. Copeland was slightly above the 75th percentile.

In January 2007, based on the CEO's recommendation and the other information received and reviewed and their deliberations, the Compensation Committee approved the following base salaries and incentive targets for the named executive officers in 2007:

Name	2007 Base Salary	Percentage Increase over 2006	Target Incentive	Target Incentive as a Percentage of Base Salary	Target Compensation (Base plus Incentive)
Brad F. Copeland	$365,000	17.3%	$273,750	75%	$638,750
David M. Edson	$375,000	16.7%	$281,250	75%	$656,250
William T. Fike	$342,168	6.2%	$256,626	75%	$598,794
Daniel A. Sullivan	$283,250	1.8%	$100,000	50%	$300,000
Ronald Farnsworth	$160,000	10.3%	$ 64,000	40%	$224,000

2007 Incentive Compensation Earned by the Named Executive Officers

Each of the named executive officers was eligible for incentive compensation in 2007. The Compensation Committee considered a variety of possible performance areas and determined that the following performance categories would focus these executives on objectives that would benefit shareholders:

- corporate financial targets-measured by operating earnings per share-fully diluted;
- leadership and cultural competencies;
- regulatory and compliance goals; and
- personal and business unit goals (for all except Mr. Davis).

The Company emphasizes objective performance benchmarks for annual incentive compensation, as measured by fully diluted operating earnings per share, and achievement of compliance and regulatory goals, as measured by ratings achieved in regulatory examinations and internal audit and compliance reviews. These objective standards are consistent with the 2005 Performance Based Incentive Plan and comprise 85% of Mr. Davis's target incentive and 50% of the target incentive of the other named executive officers. The other performance targets include subjective standards and are awarded outside the 2005 Performance Based Incentive Plan.

In January 2008, the Compensation Committee reviewed 2007 operating results against the incentive plans for each of the named executive officers. The earnings per share target was slightly higher for Mr. Davis than it was for the other named executive officers. However, the Committee determined that the Company's actual earnings per share were below the lowest range for any executives' targeted incentive and, in accordance with the 2007 plan, each named executive officer received nothing for the corporate financial component.

Achievement of performance targets in each of the other areas varied with each officer and incentive payouts for each of the named executive officers ranged from 40% to 84% of the targeted incentive.

The 2007 incentive compensation awarded to each named executive officer, itemized by category, is as follows:

Name	Financial	%*	Leadership/ Unit Financial**	%*	Regulatory	%*	Personal/ Business	%*	Total
Davis	$0	70	$178,500	15	$107,100	15	N/A	0	$285,600
Copeland	$0	40	$ 82,125	30	$ 27,500	10	$109,375	20	$219,000
Edson	$0	40	$ 97,000	30	$ 28,200	10	$ 84,800	20	$210,000
Fike	$0	40	$ 38,500	30	$ 25,700	10	$ 45,800	20	$110,000
Sullivan	$0	40	$ 37,500	30	$ 10,000	10	$ 23,000	20	$ 70,500
Farnsworth	$0	40	$ 22,000	30	$ 6,500	10	$ 25,500	20	$ 54,000

* This represents the percentage of the total target incentive that is allocated to each performance category shown in the column to the left.

** For Mr. Davis, this is his Leadership goal; for all other named executive officers this is their respective business unit profitability goal.

2007 Long Term Incentive Compensation

In addition to the base salary increases and the annual incentive compensation awards described above, in February 2007, the Committee approved a stock option grant of 50,000 shares for Mr. Davis and a deferred restricted share grant as described in the *Grants of Plan Based Awards* table. These grants were made in consideration of Mr. Davis's agreement to amend the Davis SERP and were subject to shareholder approval of amendments to the 2003 Stock Incentive Plan, which amendments were approved in April 2007.

In addition, the Committee recommended grants under the 2007 LTI Plan to Messrs. Davis, Copeland, Edson and Fike as described in the *Grants of Plan Based Awards* table. These senior executive officers manage the major business units of the Company and have significant influence over the company's earnings performance. These grants have a performance vesting requirement based on the Company's earnings per share growth as compared with the earnings per share growth achieved by a peer group of companies. When recommending these grants, the Committee considered the value of these grants in the context of overall compensation and the survey data.

In January 2007, the Committee recommended restricted share awards to Messrs. Sullivan and Farnsworth as described in the *Grants of Plan Based Awards* table. These equity awards are time vested and are appropriate for these executives because they have less influence over the earnings performance achieved by the Company. All equity grants are approved by the full board, based on recommendations from the Compensation Committee.

Internal Pay Equity

In December 2006, the Committee performed an internal pay equity review of the total compensation paid to the CEO, as compared to the other named executive officers and the CEO's other direct reports. The Committee received and reviewed the WWC reports referenced above to evaluate the compensation paid to the CEOs in the peer group against the compensation paid to the other executive officers in the WWC report. The Committee considers total direct compensation (TDC), but not the Davis SERP, when reviewing pay equity. Based on its review, the Committee was satisfied that the comparative relationship between the compensation of the CEO and Umpqua's other named executives is appropriate.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K.

Based on the review and discussions referred to in paragraph (e) (5) (i) (A) of this Item, the Compensation Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's annual report on Form 10-K for the year ended December 31, 2007.

Submitted by the Compensation Committee:

Bill Lansing (Chair)
Stephen Gambee
Ted Mason
Diane Miller (Vice Chair)
Bryan Timm

COMPENSATION TABLES

Summary Compensation Table

The following table summarizes the total compensation awarded to, paid to or earned by the named executive officers for the fiscal year ended December 31, 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)(1)	(d)(2)	(e)(3)	(f)(3)	(g)(4)	(h)(5)	(i)(6)	(j)
Davis, Raymond P.	2007	$714,000	$ —	$223,896	$557,952	$285,600	$227,270	$63,810	$2,072,528
President/ CEO	2006	$673,215	$ —	$ —	$477,008	$499,669	$742,047	$70,790	$2,462,729
Copeland, Brad F.	2007	$359,825	$25,000	$ 66,130	$100,862	$219,000	$ —	$36,211	$ 807,028
Sr. EVP/ Operations & CCO	2006	$315,498	$ —	$ 56,439	$104,489	$200,000	$ —	$27,693	$ 704,119
Edson, David M.	2007	$368,530	$35,685	$ 66,130	$117,478	$210,000	$ —	$41,643	$ 839,466
EVP/ President Umpqua Bank-NW Region	2006	$325,985	$ —	$ 56,439	$117,651	$214,315	$ —	$32,169	$ 746,559
Fike, William T.	2007	$342,168	$ —	$ 46,559	$ 80,116	$110,000	$ —	$33,278	$ 612,121
EVP/ President Umpqua Bank-CA Region	2006	$329,785	$ —	$ 43,000	$ 76,842	$176,752	$ —	$25,082	$ 651,461
Sullivan, Daniel A.	2007	$234,688	$ —	$ 64,188	$ 90,801	$ 70,500	$ —	$26,017	$ 486,194
EVP/ Strategic Initiatives	2006	$282,463	$ —	$ 34,939	$ 97,760	$123,126	$ —	$26,906	$ 565,194
Farnsworth, Ronald L.	2007	$160,000	$ —	$ 46,574	$ 21,427	$ 54,000	$ —	$ 9,470	$ 291,471
EVP/CFO(7)	2006	—	—	—	—	—	—	—	—

(1) The amounts shown in column (c) reflect the following mid-year adjustments to base salary:

(i) Mr. Sullivan's base salary was adjusted effective June 1, 2007.

(ii) Mr. Copeland's base salary was increased from $344,300 per year to $365,000 per year effective April 1, 2007.

(iii) Mr. Edson's base salary was increased from $349,110 per year to $375,000 per year effective April 1, 2007.

(2) The amounts shown in column (d) are discretionary bonuses paid to Mr. Copeland and Mr. Edson.

(3) The amounts shown in columns (e) and (f) are the dollar amounts recognized for financial statement reporting purposes in accordance with FAS 123R. The assumptions used to calculate FAS 123R value are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K.

(4) The amounts shown in column (g) were earned in the year noted, and awarded under the Company's annual incentive plans but paid in the following year.

(5) There is no amount to disclose for Mr. Fike, since no "above market" interest was earned on his deferred compensation under the 2005 Executive Deferred Compensation Agreement.

(6) The following table itemizes the amounts shown in column (i), *All Other Compensation*:

Name	Annual Auto Allowance/ Use Value(i)	Annual Paid Parking	Annual Dues and Club Memberships	Top Hat Plan(ii)	Dividends on Unvested Restricted Shares(iii)	Total
R. Davis	$ 9,000	$2,700	$ 8,105	$44,005	$ —	$63,810
B. Copeland	$10,250	$ 540	$ 3,216	$15,185	$7,020	$36,211
D. Edson	$10,250	$2,700	$ 5,124	$16,549	$7,020	$41,643
W. Fike	$11,830	$ —	$15,528	$ —	$5,920	$33,278
D. Sullivan	$ 6,000	$2,700	$ 3,217	$ 6,340	$7,760	$26,017
R. Farnsworth	$ —	$2,700	$ —	$ —	$6,770	$ 9,470

(i) Amounts included in executive's income for personal use of the Company vehicle assigned to that executive.

(ii) Amount contributed by Company to the executive's account under the Supplemental Retirement (Top Hat) Plan.

(iii) Dividends paid in 2007 on the unvested portion of outstanding RSA grants issued under the 2003 Stock Incentive Plan.

(7) Mr. Farnsworth became the Principal Financial Officer on May 16, 2007.

Compensation Agreements

Employment Agreement with Raymond P. Davis

Our agreement with Mr. Davis, effective July 1, 2003, provides for his employment as President and Chief Executive Officer. It has no specific term and we may terminate his employment at any time for any reason or for no reason at all. However, if we terminate his employment without cause or if he leaves our employ for good reason, as defined in that agreement, he is entitled to a severance benefit equal to twice his base salary just prior to termination and twice his bonus received the prior year. Should Mr. Davis' employment terminate as a result of a change in control, his employment agreement provides for payment of a severance benefit equal to three years base salary and three times the bonus that he was targeted to receive that year, payable over 36 months. In addition, the Company, or its successor, would be obligated to pay health and welfare benefits for three years following termination, immediately vest all unvested stock options and provide an additional credit to his supplemental executive retirement plan.

Retirement Plan for Mr. Davis

The company has a Supplemental Executive Retirement Plan with Mr. Davis dated July 1, 2003, which was most recently amended and restated effective January 1, 2007 (the Davis SERP) that provides for a fixed schedule of retirement benefits to be paid to him if he retires on or after June 3, 2011. The Davis SERP also provides for adjusted payments if Mr. Davis is terminated or leaves Umpqua prior to June 3, 2011. See table titled *Annual Benefit Payable Under Davis SERP.*

Employment Agreements with Other Named Executive Officers

Mr. Copeland and Mr. Edson

We have entered into Employment Agreements with David M. Edson and Brad F. Copeland. These Agreements were amended and restated in March 2006 and they expire in 2008, but they have no specific term of employment. However, if we terminate the executive's employment without cause or the executive leaves our employ for good reason, as defined in that Agreement, the executive is entitled to a severance benefit. The

Agreements with Mr. Edson and Mr. Copeland entitle these executives to a severance benefit equal to the greater of nine months of the executive's then current base salary or two weeks for every year of employment, paid over nine months.

Should employment terminate within one year following a change in control, as defined in the Agreements, the executive will receive a change in control benefit equal to 36 months current base salary and three times the incentive bonus he received the prior year, payable over 36 months. This change in control benefit is in lieu of a severance benefit. Alternatively, if the executive remains employed for 12 months following a change in control, he will receive a retention benefit equal to 12 months current base salary and 100% of the incentive paid the prior year payable over 12 months, beginning one year after the change in control. The executive may not receive a retention benefit if he is receiving a change in control benefit.

Mr. Fike

In March 2006, Mr. Fike's Employment Agreement was amended to provide a change in control benefit equivalent to the benefit provided to Mr. Copeland and Mr. Edson, as described above. In addition, Mr. Fike is eligible to receive his change in control benefit if he is terminated in the six-month period prior to announcement of a change in control. His Agreement also provides for a severance benefit equivalent to that of Mr. Copeland and Mr. Edson, and all other material terms and conditions of the Employment Agreement are the same. On February 14, 2008, we announced that Mr. Fike has stated his intent to retire at the end of April 2008.

Mr. Sullivan

We have a Terms of Employment and Severance Agreement with Mr. Sullivan effective September 15, 2003, as amended on January 5, 2005 and June 1, 2007. His severance benefit is the same as that described above for Mr. Edson and Mr. Copeland if he is terminated without cause or he leaves for good reason. If Mr. Sullivan's employment terminates within one year following a change in control, as defined in his Agreement, he will be entitled to payment of a severance benefit equal to $566,500 plus 200% of the incentive he received in the previous year, payable over 24 months. This change in control payment is in lieu of a severance benefit. If Mr. Sullivan remains employed for 12 months following a change in control, he will receive a retention benefit equal to 12 months base salary and 100% of the incentive paid the prior year, payable over 12 months, beginning one year after the change in control. He will not receive a retention benefit if he is paid a change in control benefit.

Mr. Farnsworth

We have an Employment Agreement with Mr. Farnsworth effective February 15, 2005. His severance benefit is equal to the greater of six months of his then current base salary or two weeks for every year of employment, paid over six months if he is terminated without cause or he leaves for good reason. If Mr. Farnsworth's employment terminates within one year following a change in control, as defined in his Agreement, he will be entitled to payment of a severance benefit equal to 12 months current base salary and 100% of the incentive he received in the previous year, payable over 12 months. This change in control payment is in lieu of a severance benefit. If Mr. Farnsworth remains employed for 12 months following a change in control, he will receive a retention benefit equal to 6 months base salary and 50% of the incentive paid the prior year, payable over 6 months, beginning one year after the change in control. He will not receive a retention benefit if he is paid a change in control benefit.

Deferred Compensation Agreement with Mr. Fike

On June 13, 2005, the Company entered into a 2005 Executive Deferred Compensation Agreement with William Fike, pursuant to which Mr. Fike is permitted to defer a portion of his annual compensation. The Company has established an account of the deferrals, which will be credited with interest at the end of each year.

The interest credited is equal to the 5-year Treasury Constant Maturity as of the last business day of the preceding year. This deferred compensation arrangement was established at the time of Mr. Fike's initial employment, to mitigate the effects of a deferred compensation plan with his previous employer, which required him to begin taking distributions from that plan when he separated from that company. See table titled *Non-qualified Deferred Compensation.*

401(k) and Profit Sharing Plan

Umpqua sponsors and administers a 401(k) salary deferral and profit sharing plan covering substantially all employees of the Company and its subsidiaries. The plan is subject to the Employee Retirement Income Security Act of 1974, as amended. Participants may elect to contribute 100% of eligible compensation to the plan each year, subject to applicable IRC limits on annual employee deferrals. In 2007, the Company made a matching contribution of up to 50% of each participant's salary deferral, up to 6% of eligible compensation. In addition, for 2007, the Company made a profit sharing contribution equal to 1% of each participant's eligible compensation. Our named executive officers are eligible to participate in the plan under the same terms and conditions as other employees.

Supplemental Retirement ("Top Hat") Plan

We maintain a non-qualified deferred compensation plan for executive officers who are selected by the board to participate in the plan. Under the plan eligible executives may defer a portion of their compensation into the plan. The Company may make discretionary profit sharing or other discretionary contributions to the plan. The plan is designed to be administered under Sections 201(2) and 301(a)(3) of the Employee Retirement Income Security Act of 1974. In 2007, only Messrs. Davis, Edson, Copeland and Sullivan were eligible to participate in this plan.

2005 Performance-Based Incentive Plan

The Company's 2005 Performance-Based Incentive Plan is designed to tie a significant portion of annual compensation to Company performance and to provide incentives to executive officers to achieve results tied to important objective business criteria. The Plan was approved by shareholders in 2005 and is intended to ensure that performance-based compensation awarded to the Company's executives is deductible. The Plan is administered by the Compensation Committee and it continues in effect until December 31, 2008. The Plan authorizes the payment of an annual incentive tied to a percentage of the executive's base salary and that incentive compensation is awarded upon achieving performance targets related to the corporate objectives established by the Compensation Committee. For 2007, the performance-based targets were:

- the Company's diluted operating earnings per share; and
- supervisory ratings issued by regulatory agencies for the Company and its subsidiaries.

Equity Compensation Plan Information

See the table at Part II, Item 5 of the Company's Form 10-K for information about equity compensation plans that provide for the award of securities or the grant of options to purchase securities to employees and directors of Umpqua, its subsidiaries and its predecessors by merger that were in effect at December 31, 2007.

Long Term Incentive Plans and Awards

2003 Stock Incentive Plan

We have a 2003 Stock Incentive Plan that was most recently approved and amended by our shareholders in 2007. Two million shares of common stock were reserved for issuance under the 2003 plan. The plan is administered by the Compensation Committee. Under the 2003 plan, non-qualified stock options, incentive stock options and restricted stock awards may be issued to employees and directors of the Company and its subsidiaries, as recommended by the Committee and approved by the board.

Under the terms of the 2003 plan, awards of stock options and restricted stock awards, when added to options under all other plans, are limited to a maximum of ten percent of the outstanding shares on a fully diluted basis. During 2007, we granted 171,734 restricted shares, including 38,284 accounted for as RSUs, to 69 employees under the 2003 Stock Incentive Plan. The restricted stock award grants vest 20% per year over five years following the date of the grant. In addition, in 2007, we granted options to purchase 50,000 shares to one employee (Mr. Davis) under the 2003 Stock Incentive Plan. All grants and awards were recommended by the Compensation Committee and approved by the full board of directors. As of February 11, 2008, there were a total of 686,966 shares in the 2003 plan available for future awards and grants, of which all are immediately available for issuance under the ten percent limitation.

2007 Long Term Incentive Plan

We have a long term incentive plan that was approved by shareholders in 2007. This 2007 LTI Plan reserves 1,000,000 shares of the Company's common stock for issuance to executive officers in the form of restricted stock units. No more than 70,000 shares may be awarded to any participant in a calendar year under the 2007 Plan, except in connection with hiring an executive. The Compensation Committee determines which executive officers of the Company and its subsidiaries will participate in the Plan.

The Plan authorizes the award of restricted stock unit grants, which are subject to performance-based vesting, as well as any other vesting requirements established by the Compensation Committee for a grant, such as time-based service vesting. The performance goals for vesting (i) must be established by the Compensation Committee within the first 90 days of the performance period; (ii) must be objectively determinable; and (iii) the outcome of a performance goal must be substantially uncertain at the time the performance goal is established.

The Committee may base the performance goals for a Restricted Stock Unit Grant on one or more of these Performance Criteria. The performance goals are specific targets, schedules or thresholds against which actual performance is to be measured for purpose of determining the amount of vesting of a Restricted Stock Unit Grant.

The Committee has broad discretion in making Restricted Stock Unit Grants and determining the applicable performance goals and other vesting requirements, provided the performance goals are based on one or more of the above-listed Performance Criteria.

Grants of Plan-Based Awards

This table shows the plan-based awards granted to each named executive officer in the fiscal year ended December 31, 2007. The actual payouts under the annual incentive plans are shown in column (g) of the *Summary Compensation Table*. All restricted stock (RSA) and option awards were made under the 2003 Stock Incentive Plan. All restricted stock unit (RSU) awards were made under the 2007 LTI Plan.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards							
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Closing Price on Grant Date	Grant Date Fair Value of Stock & Option Awards ($)
(a)	(b)	(c)	(d)(1)	(e)	(f)(2)	(g)(3)	(h)(4)	(i)(5)	(j)(6)	(k)(7)		(l)(8)
Davis	1/1/07	$0	$714,000	$1,071,000								
	3/5/07				0	39,000	68,250					
	3/5/07							38,284				$1,010,315
	3/5/07								50,000	$26.12	$26.12	$ 374,265
Copeland	1/1/07	$0	$273,750	$ 390,094								
	3/5/07				0	24,000	42,000					
Edson	1/1/07	$0	$281,250	$ 400,781								
	3/5/07				0	24,000	42,000					
Fike	1/1/07	$0	$256,626	$ 365,692								
	3/5/07				0	24,000	42,000					
Sullivan	1/1/07	$0	$100,000	$ 142,500								
	1/29/07							5,000				$ 140,150
Farnsworth	1/1/07	$0	$ 64,000	$ 91,200								
	1/29/07							5,000				$ 140,150

Notes:

(1) The incentive targets reported in column (d) are calculated on base salaries at December 31, 2007. The annual incentive plans state that incentives will be calculated on year-end base salaries.

(2) The shares reported in columns (f)-(h) relate to RSU grants that are subject to both a performance-based vesting requirement and a three-year service vesting requirement. These RSUs were granted March 5, 2007, but they became effective upon shareholder approval of the 2007 LTI Plan on April 17, 2007. The performance-based vesting is based on the Company's earnings per share growth ("EPS Growth"), as compared to nineteen specified peer financial institutions. There is no minimum number of shares that will vest. For performance-based vesting purposes, the units are divided into three tranches. The performance-based vesting of the first tranche is based on EPS Growth for the fiscal year ending December 31, 2007; vesting of the second tranche is based on EPS Growth over the two year period ending December 31, 2008; and vesting of the third tranche is based on EPS Growth over the three year period ending December 31, 2009. Provided however, if the Company's EPS Growth is negative for 2007, the performance period for both the first and second tranches will be based upon the Company's comparative EPS Growth rate over the two year period and if the EPS Growth rate is negative for the two year period, vesting period for units otherwise vesting in the second year will be based on the EPS Growth rate over the three year period ending December 31, 2009. Units vested based on the performance-based measurement will not be fully vested unless the executive's employment continues through February 15, 2010. The time-based service vesting requirement is accelerated and waived, however, in the event the executive's employment terminates before February 15, 2010, as a result of termination by the Company without Cause (as defined in the 2007 Plan) or by the executive for Good Reason (as defined in the 2007 Plan), or in the event of a Change in Control (as defined in the 2007 Plan). Under these circumstances, any tranches which have not been measured for performance-based vesting will be measured based on the Company's performance for the performance period ended as of the fiscal quarter end prior to such termination or Change in Control. In the event of termination without Cause or for Good Reason, the vested amount of units will be prorated for the portion of

the three-year service period actually served. In the event of a Change in Control, there is no reduction in vested units based on the shortened service period. The number of shares issued in settlement of the grant is based on the number of vested units.

(3) The target number of units under Mr. Davis's grant is 39,000 (15,000; 14,000; and 10,000 units for each of the respective tranches). The target number of units under Messrs. Copeland, Edson, and Fike's grants is each 24,000 (12,000; 8,000; and 4,000 units for each of the respective tranches).

(4) Each of the executives has the possibility of receiving a maximum of 175% of their target units; therefore, the maximum number of shares issuable under Mr. Davis's grant is 68,250 shares and under each of the three other executive officers' grants is 42,000 shares.

(5) The shares reported in column (i) are RSA grants issued under the 2003 Stock Incentive Plan and they vest over a five-year period at 20% per year. However, the 38,284 RSA grant to Mr. Davis will vest 100% on July 1, 2011, with partial vesting if his employment is terminated prior to that date. Dividends are payable on the unvested portion of restricted shares awards at the rate declared from time to time with respect to all Umpqua common stock.

(6) The shares underlying options reported in column (j) were issued under the 2003 Stock Incentive Plan and vest over a four year period, 30% per year for the first two years and 20% per year for the third and fourth years.

(7) Column (k) shows the exercise price of the stock option awarded to the named executive officer. Also presented is the closing price of Umpqua common stock on the grant date.

(8) Column (l) shows the aggregate grant date fair value associated with all RSAs, deferred RSAs that are accounted for as RSUs, and option awards, as determined under FAS 123R. The assumptions used to calculate FAS 123R value are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K.

Outstanding Equity Awards at Fiscal Year-End

This table shows information concerning unexercised stock options and unvested restricted stock awards held by each named executive officer as of December 31, 2007. All awards granted in 2003 and later years were granted under the 2003 Stock Incentive Plan.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)(1)	(b)(2)	(c)(3)	(d)	(e)(4)	(f)(5)	(g)(6)	(h)(7)	(i)(8)	(j)(9)
Davis, R.									
4/01/1998	50,000			$ 12.00	4/01/2009				
1/02/2002	50,000			$ 13.34	1/02/2012				
4/28/2003	75,000			$ 19.31	4/28/2013				
7/01/2003	—	75,000(11)		$ 18.58	7/01/2013				
1/03/2005	45,000(10)	30,000		$ 24.71	1/03/2015				
1/18/2006	7,500(10)	17,500		$28.425	1/18/2016				
3/05/2007								68,250	$1,046,955
3/05/2007	30,000(13)	20,000		$ 26.12	3/05/2017				
3/05/2007						38,284	$587,277		
Copeland, B.									
1/02/2002	15,000			$ 13.34	1/02/2012				
9/30/2003	12,000(12)	3,000		$ 19.01	9/30/2013	1,000	$ 15,340		
1/21/2005	16,000(12)	24,000		$ 23.49	1/21/2015				
2/02/2006						8,000	$122,720		
3/05/2007								42,000	$ 644,280
Edson, D.									
1/16/2002	25,000			$ 14.62	10/16/2012				
9/30/2003	8,000(12)	2,000		$ 19.01	9/30/2013	1,000	$ 15,340		
1/21/2005	16,000(12)	24,000		$ 23.49	1/21/2015				
2/02/2006						8,000	$122,720		
3/05/2007								42,000	$ 644,280
Fike, W.									
5/12/2005	17,500(12)	30,000		$ 21.95	5/12/2015				
2/02/2006						8,000	$122,720		
3/05/2007								42,000	$ 644,280
Sullivan, D.									
9/30/2003	8,000(12)	2,000		$ 19.01	9/30/2013	1,000	$ 15,340		
1/21/2005	16,000(12)	24,000		$ 23.49	1/21/2015				
2/02/2006						4,000	$ 61,360		
1/29/2007						5,000	$ 76,700		
Farnsworth, R.									
3/21/2000	882			$ 5.70	3/21/2010				
1/02/2002	1,500			$ 13.34	1/02/2012				
9/30/2003						100	$ 1,534		
1/21/2005	1,000(12)	1,500		$ 23.49	1/21/2015				
4/20/2005	4,000(12)	6,000		$ 22.94	4/20/2015				
2/02/2006						4,000	$ 61,360		
1/29/2007						5,000	$ 76,700		

(1) In column (a), the grant date of each award is noted below the name of each named executive officer.

(2) Column (b) shows the number of shares underlying vested (exercisable) but not exercised stock options at the fiscal year ending December 31, 2007.

(3) Column (c) shows the number of shares underlying unexercised options that are not exercisable because they had not vested at the end of the fiscal year.

(4) Column (e) shows the exercise price to be paid by the executive in order to acquire the shares subject to the option.

(5) Column (f) shows the date that each option expires, if not previously exercised. Under the 2003 Stock Incentive Plan, the option expiration date is accelerated for officers whose employment is terminated for any reason and all such options expire three months following the termination date.

(6) Column (g) shows the number of shares of restricted stock that have not vested as of December 31, 2007. All RSA grants shown in this table vest 20% per year over a five year period, beginning one year following the date of the grant, except the March 5, 2007 grant to Mr. Davis, which vests 100% on July 1, 2011, with partial vesting if his employment terminates prior to that date.

(7) Column (h) shows the aggregate market value of shares of restricted stock that have not vested as of December 31, 2007, using the closing price of Umpqua stock ($15.34) on December 31, 2007, the last trading day of the year.

(8) Column (i) shows the maximum shares issuable, assuming maximum vesting of the RSU award.

(9) Column (j) shows the aggregate market value of shares based on unvested RSUs, using the closing price of Umpqua stock ($15.34) on December 31 2007, assuming maximum vesting of the award.

(10) This option vests over a four year period, beginning one year after the grant date: 30% per year at the end of the first and second years and 20% per year at the end of the third and fourth years.

(11) This option vests in full seven years after the grant date.

(12) This option vests 20% per year over a five year period, beginning one year after the grant date.

(13) This option vests over a three year period with 60% vesting on December 31, 2007 and 20% vesting each on December 31, 2008 and 2009, respectively.

Option Exercises and Stock Vested

This table shows each stock option that was exercised by a named executive officer and the number of restricted shares, if any, that vested during the fiscal year ended December 31, 2007. In each case, the option exercise price to be paid by the optionee and the related taxes to be withheld were all received by the Company.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Davis, Raymond P.	—	—	—	—
Copeland, Brad F.	16,920	$110,437	3,000	$77,570
Edson, David M.	—	—	3,000	$77,570
Fike, William T.	—	—	2,000	$57,560
Sullivan, Daniel A.	52,000	$324,540	2,000	$48,790
Farnsworth, Ronald L.	—	—	1,100	$30,781

Pension Benefits

This table shows the current outstanding obligations of the Company under the Davis SERP, which is a non-qualified defined benefit plan and is the only retirement plan sponsored by the Company that is to be reported in this table.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
(a)	(b)(1)	(c)(2)	(d) (3)	(e)
Davis, Raymond P.	Supplemental Executive Retirement Plan	N/A	$2,700,114	$0

Notes:

(1) The Supplemental Executive Retirement Plan is also referred to in this proxy as the Davis SERP. See the section titled *Retirement Plan for Mr. Davis* for more information.

(2) Mr. Davis had 12.5 years of credited service when the Davis SERP was amended in 2007. As amended, the agreement has a fixed schedule of benefits, based upon the month in which his employment terminates and the reason for termination. Years of credited service are no longer relevant to computing his benefits under the Plan.

(3) The present value of Mr. Davis's accumulated benefit under the plan, computed as of December 31, 2007, which is the measurement date used for financial statement reporting purposes with respect to Umpqua's audited financial statements for the fiscal year ended December 31, 2007. During 2007, Umpqua accrued $227,270 for the Davis SERP. The benefits payable by Umpqua under the Davis SERP are reduced by the amounts otherwise provided by Social Security and other retirement benefits paid by us, and these estimated amounts are reflected in the present value shown in column (d).

Annual Benefit Payable Under Davis SERP

The benefit payable under the Davis SERP is adjusted in the event of a termination with or without cause, or disability prior to retirement. With the exception of the death benefit, which is lump sum, the following table shows the annual benefit that would be paid to Mr. Davis under the various scenarios, if his employment terminated in December of each year noted below.

Month of Employment Termination Or Disability	Normal Retirement(1)	Disability(2)	With Cause or Without Good Reason(2)	Without Cause or With Good Reason(2)	Change in Control(2)	Death Benefit(3)	Present Value of Accumulated Benefit(4)
Dec. 2007	N/A	$274,651	$109,861	$219,721	$437,326	$2,700,114	$2,700,114
Dec. 2008	N/A	$355,842	$213,505	$355,842	$477,921	$3,686,590	$3,686,590
Dec. 2009	N/A	$446,342	$357,073	$446,342	$523,171	$4,786,786	$4,786,786
Dec. 2010	N/A	$547,011	$492,310	$547,011	$573,505	$6,011,251	$6,011,251
Dec. 2011	$632,091	$632,091	N/A	N/A	$632,091	$7,043,033	$7,043,033
Dec. 2012	$708,524	$708,524	N/A	N/A	$708,524	$7,827,776	$7,827,776
Dec. 2013	$794,686	$794,686	N/A	N/A	$794,686	$8,688,870	$8,688,870
June 2014	$850,000	$850,000	N/A	N/A	$850,000	$9,152,191	$9,152,191

(1) Mr. Davis reaches "Retirement Age" under the agreement on June 3, 2011, his 62nd birthday. His maximum annual benefit is $850,000 per year when he reaches age 65. Payment of the annual benefit continues until (i) 36 months prior to his predicted life expectancy, measured at termination of employment, if he dies prior to that date or (ii) 36 months after his predicted life expectancy, if he survives to that date.

(2) "Disability", "Cause", "Good Reason" and "Change in Control" are defined in the Davis SERP Agreement and are consistent with the definitions of the same terms found in his Employment Agreement. The benefits payable for termination with or without "Cause" and with or without "Good Reason" apply only if Mr. Davis's employment is terminated prior to him reaching the retirement age of 62. Amounts shown reflect annual payments starting at age 62, except disability payments, which commence upon a finding of disability.

(3) This is a one-time lump sum benefit payable if Mr. Davis dies prior to termination of his employment with Umpqua. If the death benefit is paid, no other benefit is payable under the Davis SERP. For future periods these amounts are estimated.

(4) The present value of the accumulated benefit is equal to the amount accrued by the Company for payment of the benefit, after deducting the estimated social security retirement benefits and the other pension plan benefits funded by the Company on behalf of Mr. Davis. For future periods these amounts are estimated.

Nonqualified Deferred Compensation

This table shows the amounts contributed to, earned on and withdrawn from the account created under the 2005 Executive Deferred Compensation Agreement with Mr. Fike, which is the only non-qualified deferred compensation plan sponsored by the Company for any named executive officer.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
(a)	(b) (1)	(c) (2)	(d) (3)	(e)	(f)
Fike, William	$343,834	$0	$140,730	$0	$905,147

Notes:

(1) For 2007, Mr. Fike elected to defer 50% of his base salary and 100% of his incentive compensation. These amounts are included in the salary reported for Mr. Fike in column (c) of the *Summary Compensation Table* and the non-equity incentive plan compensation reported in column (g) of that table.

(2) The Company makes no contributions to this account.

(3) Interest is calculated at the 5-year treasury constant maturity as of the last business day of the prior year. In 2007, interest was calculated at 4.7% per annum and credited to the account on December 31, 2007.

Potential Payments Upon Termination or Change in Control

The following table shows the cash and equity benefits payable to the named executive officers upon termination of employment for various reasons, including a change in control of the Company. See the summary of the executive's employment agreement following the *Summary Compensation Table* for a description of how the severance and change in control benefits are calculated. For purposes of this table, it is assumed that the termination of employment occurred on December 31, 2007.

Name	Termination Scenario	Cash Benefit	Equity Awards(8)
Davis, Ray	Death(1)	$3,678,906	$119,621
	Long Term Disability(2)	$ 394,651	$119,621
	Involuntary Termination(3),(9)	$2,427,394	$ 71,773
	Change in Control(4),(9),(10)	$5,329,839	$239,151
Copeland, Brad	Death(1)	$ 300,000	$ 0
	Long Term Disability(2)	$ 120,000	$ 0
	Involuntary Termination(3)	$ 273,750	$ 0
	Change in Control(5),(7)	$1,695,000	$138,060
	Retention(6),(7)	$ 565,000	$138,060
Edson, Dave	Death(1)	$ 300,000	$ 0
	Long Term Disability(2)	$ 120,000	$ 0
	Involuntary Termination(3)	$ 281,250	$ 0
	Change in Control(5),(7)	$1,767,945	$138,060
	Retention(6),(7)	$ 589,315	$138,060
Fike, William	Death(1)	$ 200,000	$ 0
	Long Term Disability(2)	$ 120,000	$ 0
	Involuntary Termination(3)	$ 256,626	$ 0
	Change in Control(5),(7)	$1,556,760	$122,720
	Retention(6),(7)	$ 518,920	$122,720
Sullivan, Dan	Death(1)	$ 300,000	$ 0
	Long Term Disability(2)	$ 120,000	$ 0
	Involuntary Termination(3),(7)	$ 212,436	$ 0
	Change in Control(5),(7)	$ 812,768	$153,400
	Retention(6),(7)	$ 323,126	$153,400
Farnsworth, Ron	Death(1)	$ 300,000	$ 0
	Long Term Disability(2)	$ 96,000	$ 0
	Involuntary Termination(3),(7)	$ 80,000	$ 0
	Change in Control(5),(7)	$ 220,000	$139,594
	Retention(6),(7)	$ 110,000	$139,594

(1) Each executive's beneficiary would receive a maximum of $200,000 as a lump sum benefit under Umpqua's group life insurance plan, which is a benefit available to all full time employees. The cash benefit shown also includes a $100,000 BOLI death benefit with respect to each named executive officer except Mr. Fike. For Mr. Davis, this amount also includes the death benefit of $3,378,906 payable under the Davis SERP.

(2) This is the annual benefit under Umpqua's group Long Term Disability Plan, which pays 60% of the employee's monthly base salary, not to exceed $10,000 per month, beginning 90 days after becoming disabled. This benefit is provided to all full time employees. If the employee becomes disabled before age 60, benefits are payable until normal social security retirement age. For Mr. Davis, this amount includes the annual disability benefit of $274,651 under the Davis SERP.

(3) Assumes termination is without "cause" or executive leaves for "good reason" defined in his agreement as (i) a material reduction in base salary not shared by other executives; (ii) the officer is required to relocate more than 50 miles from his current office; or (iii) a material adverse change in title or line of reporting.

(4) This benefit includes $26,701 as the estimated cost of health and welfare plan benefits for three years following termination. This benefit is payable if Mr. Davis's employment is terminated within a year following a change in control if he is terminated without "cause" or leaves for "good reason", as defined in the agreement. The change in control benefit is paid in lieu of any severance benefit.

(5) This benefit is payable for up to a year following a change in control if the executive is terminated without "cause", leaves for "good reason", as defined in the agreement or resigns after being assigned to a position that is not reasonably equivalent to his position before the change in control.

(6) Retention benefits are payable in lieu of severance and change in control benefits if the executive remains employed for a period of twelve months following a change in control.

(7) For this executive, receipt of this cash benefit is conditioned upon the executive signing a Separation Agreement upon termination of employment that provides for (i) a release of all claims against the Company; (ii) the executive's agreement not to disparage the company; (iii) the executive's agreement to not compete with the Company or solicit the Company's employees to leave the Company for the period of time that the executive is receiving severance, change in control or retention benefits; and (iv) the executive's agreement not to solicit the Company's customers for a period of two years following separation.

(8) This column shows (i) the dollar value of additional shares (if any) that would vest under the executive's RSA and RSU grants, calculated at $15.34 per share, which was the closing price of Umpqua's stock on December 31, 2007, the last trading day of the year; and (ii) the intrinsic value of any options that would vest.

(9) Mr. Davis's Agreement provides that upon termination of his employment, he will not compete with the Company for the period of time that he is receiving a severance or change in control benefit and that he will not solicit the Company's customers or employees for a period of two years following separation.

(10) Under his Employment Agreement, Mr. Davis's change in control benefits are subject to reduction to the extent that they exceed the safe harbor amount calculated under IRC §280G. The following table shows how his change in control cash benefit is calculated:

Cash benefit under Employment Agreement	$ 4,310,701
Present Value of Davis SERP acceleration (i)	4,294,727
Less §280G cutback (ii)	(3,275,589)
Net change in control cash benefit	$ 5,329,839

(i) The present value of the accelerated SERP benefit was calculated at the long term Applicable Federal Rate of 5.6%.

(ii) This calculation does not reflect the value of the non-compete provisions of his Agreement.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The independent registered public accounting firm of Moss Adams LLP ("Moss Adams"), audited our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007. One or more representatives of Moss Adams are expected to be present at the annual meeting, will be given the opportunity to make a statement, and will be available to respond to any appropriate questions.

On August 9, 2005, we informed Deloitte & Touche LLP ("Deloitte") that Deloitte had been dismissed as the Company's registered independent public accounting firm effective August 9, 2005, the date Deloitte completed its procedures on our unaudited interim financial statements for the quarter ended June 30, 2005 and with respect to the Form 10-Q in which those financial statements were included. Deloitte continues to consent to the use of audit reports with respect to prior periods.

Independent Auditors' Fees

The following table shows the amounts billed by Moss Adams in 2007 and 2006:

($ in thousands)	2007	2006
Audit Fees(a)	$657	$608
Audit-Related Fees	—	—
All Other Fees(b)	$ 36	$ 19
Tax Fees	—	—
Total Fees	$693	$627

(a) Fees for Audit services billed in 2006 and 2007 are:

- For audit of the Company's annual financial statements
- For reviews of the Company's quarterly financial statements
- For audit of annual financial statements of Strand Atkinson Williams & York, Inc.
- For Sarbanes-Oxley Section 404 work attestation services

(b) All other fees for 2006 and 2007:

- Include consulting services regarding implementation of SFAS 157, SFAS 159 and FIN 48 and attendance at Audit Committee Meetings
- Consultation regarding purchase accounting and review of Forms S-4 and S-8

	2007	2006
Ratio of All Other Fees to Audit Fees and Audit-Related Fees	5.19%	3.03%

In considering the nature of the services provided by the independent auditor, the Audit and Compliance Committee determined that such services are compatible with the provision of independent audit services. The Committee discussed these services with the independent auditor and Company management to determine that they are permitted under the rules and regulations concerning auditor independence promulgated by the U.S. Securities and Exchange Commission (the "SEC") to implement the Sarbanes-Oxley Act of 2002, as well as the American Institute of Certified Public Accountants.

Pre-Approval Policy

The services performed by Moss Adams for the 2007 audit engagement were pre-approved by the Audit and Compliance Committee at its April 17, 2007 meeting, in accordance with the Committee's pre-approval policy and procedures. This policy describes the permitted audit, audit-related, tax, and other services (collectively, the "Disclosure Categories") that the independent auditor may perform. The policy requires that a description of the services (the "Service List") expected to be performed by the independent auditor in each of the Disclosure Categories be pre-approved annually by the Committee.

Services provided by the independent auditor during the following year that are included in the Service List were pre-approved following the policies and procedures of the Committee.

Any requests for audit, audit-related, tax, and other services not contemplated on the Service List must be submitted to the Committee for specific pre-approval and cannot commence until such approval has been granted. Normally, pre-approval is provided at regularly scheduled meetings. However, the authority to grant specific pre-approval between meetings, as necessary, has been delegated to the Chair of the Audit and Compliance Committee. The Chair must update the Committee at the next regularly scheduled meeting of any services that were granted specific pre-approval.

In addition, although not required by the rules and regulations of the SEC, the Committee generally requests a range of fees associated with each proposed service on the Service List and any services that were not originally included on the Service List. Providing a range of fees for a service incorporates appropriate oversight and control of the independent auditor relationship, while permitting the Company to receive immediate assistance from the independent auditor when time is of the essence.

The policy contains a de minimis provision that operates to provide retroactive approval for permissible non-audit services under certain circumstances. The provision allows for the pre-approval requirement to be waived if all of the following criteria are met:

1. The service is not an audit, review or other attest service;

2. The aggregate amount of all such services provided under this provision does not exceed the lesser of $5,000 or five percent of total fees paid to the independent auditor in a given fiscal year;

3. Such services were not recognized at the time of the engagement to be non-audit services (to date the SEC has not provided any guidance with respect to determining whether or not a service was "recognized" at the time of the engagement. We believe that the SEC intended the term "recognized" to mean "identified");

4. Such services are promptly brought to the attention of the Audit and Compliance Committee and approved by the Audit and Compliance Committee or its designee; and

5. The service and fee are specifically disclosed in the Proxy Statement as meeting the de minimis requirements.

AUDIT AND COMPLIANCE COMMITTEE REPORT

The Audit and Compliance Committee of the board of directors oversees the accounting, financial reporting and regulatory compliance processes of the Company, the audits of the Company's financial statements, the qualifications of the public accounting firm engaged as the Company's independent auditor and the performance of the Company's internal and independent auditors. The Committee's function is more fully described in its charter, which the board has adopted. The Committee reviews that charter on an annual basis.

The board annually reviews the Nasdaq listing standards definition of "independence" for audit committee members and has determined that each member of the Committee meets that standard.

Management is responsible for the preparation, presentation and integrity of the Company's financial statements. Management must adopt accounting and financial reporting principles, internal controls and procedures that are designed to ensure compliance with accounting standards, applicable laws and regulations.

As a Committee, we met with management periodically during the year to consider the adequacy of the Company's internal controls and the objectivity of its financial reporting. The Committee discussed these matters with the Company's independent auditors and with appropriate Company financial personnel and internal auditors. The Committee also discussed with the Company's senior management and independent auditors the process used for certifications by the Company's Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer, which are required for certain of the Company's filings with the Securities and Exchange Commission.

The Committee is responsible for hiring and overseeing the performance of the Company's independent registered public accounting firm. The Company's independent registered public accounting firm is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America.

The Audit and Compliance Committee engaged Moss Adams, LLP ("Moss Adams") as the Company's independent registered public accounting firm, to perform the audit of the Company's financial statements for the period ending December 31, 2007. Moss Adams has been engaged in this capacity for since August 2005, based on the Committee's review of Moss Adams's performance and independence from management. In accordance with NASD Rule 4350, Moss Adams is registered as a public accounting firm with the Public Company Accounting Oversight Board.

The Audit and Compliance Committee reviewed with management and Moss Adams the Company's audited financial statements for the fiscal year ending December 31, 2007 and met separately with both management and Moss Adams to discuss and review those financial statements and reports prior to issuance. Management has represented, and Moss Adams has confirmed to the Committee, that the financial statements were prepared in accordance with generally accepted accounting principles.

The Audit and Compliance Committee received from and discussed with Moss Adams the written disclosure and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and SEC Regulation S-X, Rule 2-02. The Committee also discussed with Moss Adams those matters required to be discussed by the Statement on Auditing Standards No. 61 (Communication with Audit Committees) of the Auditing Standards Board of the American Institute of Certified Public Accountants, to the extent applicable. The Committee reviewed audit and non-audit services performed by Moss Adams and discussed with the auditors their independence.

In reliance on the reviews and discussions referred to above, the Audit and Compliance Committee recommended to the board of directors that the Company's audited financial statements be included in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2007.

Submitted by the Audit and Compliance Committee:

Dan Giustina (Chair)
Ron Angell
Ted Mason
Diane Miller
Bryan Timm (Vice Chair)

INCORPORATION BY REFERENCE

The sections in this proxy-statement entitled "Compensation Committee Report" and "Audit and Compliance Committee Report" do not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates any such Reports by reference therein.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[x] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2007

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to .

Commission File Number: 000-25597

UMPQUA HOLDINGS CORPORATION

(Exact name of Registrant as specified in its charter)

OREGON	**93-1261319**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

ONE SW COLUMBIA STREET, SUITE 1200, PORTLAND, OREGON 97258
(Address of principal executive offices) (zip code)
(503) 727-4100
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
NONE	

Securities registered pursuant to Section 12(g) of the Act: Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [x] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [x]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer", large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Act. Check one:
Large Accelerated filer [x] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [x]

The aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2007, based on the closing price on that date of $23.51 per share, and 61,315,960 shares outstanding was $1,200,540,924. Shares of common stock held by each executive officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded because those persons may be deemed affiliates.

Indicate the number of shares outstanding for each of the issuer's classes of common stock, as of the latest practical date:

The number of shares of the Registrant's common stock (no par value) outstanding as of January 31, 2008 was 60,011,464.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2008 Annual Meeting of Shareholders of Umpqua Holdings Corporation are incorporated by reference in this Form 10-K in response to Part III, Items 10, 11, 12, 13 and 14.

FORM 10-K CROSS REFERENCE INDEX

PART I

ITEM 1. BUSINESS.

This Annual Report on Form 10-K contains forward-looking statements, which statements are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements may include statements that expressly or implicitly predict future results, performance or events. All statements other than statements of historical fact are forward-looking statements. You can find many of these statements by looking for words such as "anticipates," "expects," believes," "estimates" and "intends" and words or phrases of similar meaning. We make forward-looking statements regarding projected sources of funds, adequacy of our allowance for loan and lease losses and provision for loan and lease losses, and subsequent charge-offs. Forward-looking statements involve substantial risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Umpqua. Risks and uncertainties include the following:

- *The ability to attract new deposits and loans and leases*
- *Competitive market pricing factors*
- *Deterioration in economic conditions that could result in increased loan and lease losses*
- *Market interest rate volatility*
- *Changes in legal or regulatory requirements*
- *The ability to recruit and retain key management and staff*
- *Risks associated with merger integration*
- *Significant decline in the market value of the Company that could result in an impairment of goodwill*

There are many factors that could cause actual results to differ materially from those contemplated by these forward-looking statements. For a more detailed discussion of some of the risk factors, see the section entitled "Risk Factors" below. We do not intend to update these forward-looking statements. You should consider any forward looking statements in light of this explanation, and we caution you about relying on forward-looking statements.

Introduction

Umpqua Holdings Corporation (referred to in this report as "we," "our," "Umpqua," and "the Company"), an Oregon corporation, was formed as a bank holding company in March 1999. At that time, we acquired 100% of the outstanding shares of South Umpqua Bank, an Oregon state-chartered bank formed in 1953. We became a financial holding company in March 2000 under the provisions of the Gramm-Leach-Bliley Act. Umpqua has two principal operating subsidiaries, Umpqua Bank (the "Bank") and Strand, Atkinson, Williams and York, Inc. ("Strand").

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may obtain these reports, and any amendments, from the SEC's website at www.sec.gov. You may obtain copies of these reports, and any amendments, through our website at www.umpquaholdingscorp.com. These reports are available through our website as soon as reasonably practicable after they are filed electronically with the SEC. All of our SEC filings since November 14, 2002 are made available on our website within two days of filing with the SEC.

General Background

Prior to 2004, the Company's footprint included the Portland metropolitan and Willamette Valley areas of Oregon along the I-5 corridor, southern Oregon, and the Oregon coast. During the third quarter of 2004, we completed the acquisition of Humboldt Bancorp, which at the time of acquisition had total assets of approximately $1.5 billion and 27 branches located throughout Northern California. On June 2, 2006, we completed the acquisition of Western Sierra Bancorp and its principal operating subsidiaries, Western Sierra Bank, Central California Bank, Lake Community Bank and Auburn Community Bank. At the time of the acquisition, Western Sierra Bancorp had total assets of approximately $1.5 billion and 31 branches located throughout Northern California. On April 26, 2007, we completed the acquisition of North Bay Bancorp and its principal operating subsidiary, The Vintage Bank, along with its Solano Bank division. At the time of the acquisition, North Bay Bancorp had total assets of approximately $727.6 million and 10 Northern California branches located in the Napa area and in the communities of St. Helena, American Canyon, Vacaville, Benecia, Vallejo and Fairfield.

Our headquarters is located in Portland, Oregon, and we engage primarily in the business of commercial and retail banking and the delivery of retail brokerage services. The Bank provides a wide range of banking, mortgage banking and other financial services to corporate, institutional and individual customers. Along with our subsidiaries, we are subject to the regulations of state and federal agencies and undergo periodic examinations by these regulatory agencies. See "Supervision and Regulation" below for additional information.

We are considered one of the most innovative community banks in the United States, combining a retail product delivery approach with an emphasis on quality-assured personal service. The Bank has evolved from a traditional community bank into a community-oriented financial services retailer by implementing a variety of retail marketing strategies to increase revenue and differentiate ourselves from our competition.

Strand is a registered broker-dealer and investment advisor with offices in Portland, Eugene, and Medford, Oregon, and in many of Umpqua Bank stores. The firm is one of the oldest investment companies in the Northwest and is active in many community events. Strand offers a full range of investment products and services including: stocks, fixed income securities (municipal, corporate, and government bonds, CDs, and money market instruments), mutual funds, annuities, options, retirement planning, money management services, life insurance, disability insurance and medical supplement policies.

Business Strategy

Our principal objective is to become the leading community-oriented financial services retailer throughout the Pacific Northwest and Northern California. We plan to continue the expansion of our market from Seattle to Sacramento, primarily along the I-5 corridor. We intend to continue to grow our assets and increase profitability and shareholder value by differentiating ourselves from competitors through the following strategies:

Capitalize On Innovative Product Delivery System. Our philosophy has been to develop an environment for the customer that makes the banking experience enjoyable. With this approach in mind, we have developed a unique store concept that offers "one-stop" shopping and that includes distinct physical areas or boutiques, such as a "serious about service center," an "investment opportunity center" and a "computer café," which make the Bank's products and services more tangible and accessible. In 2006, we introduced our "Neighborhood Stores" and in 2007, we introduced the Umpqua "Innovation Lab". We expect to continue remodeling existing and acquired stores in metropolitan locations to further our retail vision.

Deliver Superior Quality Service. We insist on quality service as an integral part of our culture, from the Board of Directors to our new sales associates, and believe we are among the first banks to introduce a measurable quality service program. Under our "return on quality" program, each sales associate's and store's performance is evaluated monthly based on specific measurable factors such as the "sales effectiveness ratio" that totals the average number of banking products purchased by each new customer. The evaluations also encompass factors such as the number of new loan and deposit accounts generated in each store, reports by incognito "mystery shoppers" and customer surveys. Based on scores achieved, the "return on quality" program rewards both individual sales associates and store teams with financial incentives.

Through such programs, we believe we can measure the quality of service provided to our customers and maintain employee focus on quality customer service.

Establish Strong Brand Awareness. As a financial services retailer, we devote considerable resources to developing the "Umpqua Bank" brand. We promote the brand in advertising and merchandise bearing the Bank's logo, such as mugs, tee-shirts, hats, umbrellas and bags of custom roasted coffee beans. The unique "look and feel" of our stores and our innovative product displays help position us as an innovative, customer friendly retailer of financial products and services. We build consumer preference for our products and services through strong brand awareness. During 2005, we secured naming rights to the office tower in Portland, Oregon in which our administrative offices and main branch are now located. This downtown building now displays prominent illuminated signage with the Bank's name and logo.

Use Technology to Expand Customer Base. Although our strategy will continue to emphasize superior personal service, we continue to expand user-friendly, technology-based systems to attract customers that may prefer to interact with their financial institution electronically. We offer technology-based services including voice response banking, debit cards, automatic payroll deposit programs, "ibank@Umpqua" online banking, bill pay and cash management, advanced function ATMs and an internet web site. We believe the availability of both traditional bank services and electronic banking services enhances our ability to attract a broader range of customers.

Increase Market Share in Existing Markets and Expand Into New Markets. As a result of our innovative retail product orientation, measurable quality service program and strong brand awareness, we believe that there is significant potential to increase business with current customers, to attract new customers in our existing markets and to enter new markets.

Marketing and Sales

Our goal of increasing our share of financial services in our market areas is driven by a marketing and sales plan with the following key components:

Media Advertising. Over the past five years, we have introduced several comprehensive media advertising campaigns. These campaigns augment our goal of strengthening the "Umpqua Bank" brand image and heightening public awareness of our innovative product delivery system. Campaign slogans such as "Why Not?," "The Banking Revolution," "Expect the Unexpected," "Different for a Reason", "Be a Localist", and "Lemonaire" were designed to showcase our innovative style of banking, our commitment to providing quality customer service, and our commitment to the communities we serve. Our marketing campaigns utilize various forms of media, including television, radio, print, billboards and direct mail flyers and letters.

Retail Store Concept. As a financial services provider, we believe that the store environment is critical to successfully market and sell products and services. Retailers traditionally have displayed merchandise within their stores in a manner designed to encourage customers to purchase their products. Purchases are made on the spur of the moment due to the products' availability and attractiveness. Umpqua Bank believes this same concept can be applied to financial institutions and accordingly displays financial services and products through tactile merchandising within our stores. Unlike many financial institutions whose strategy is to discourage customers from visiting their facilities in favor of ATMs or other forms of electronic banking, we encourage customers to visit our stores, where they are greeted by well-trained sales associates and encouraged to browse and to make "impulse purchases." A recent store design, referred to as the "Pearl," includes features like wireless laptop computers customers can use, opening rooms with fresh fruit and refrigerated beverages and innovative products like the Community Interest Account that pays interest to non-profit organizations. The stores host a variety of after-hours events, from poetry readings to seminars on how to build an art collection. In 2006, to bring financial services to our customers in a cost-effective way, we introduced "Neighborhood Stores." We build these stores in established neighborhoods and design them to be neighborhood hubs. These stand-alone stores are smaller and emphasize advanced technology. To strengthen brand recognition, all Neighborhood Stores will be nearly identical in appearance. The latest store design, referred to as the "Innovation Lab", showcases emerging and existing technologies that foster community and redefine what consumers can expect from a banking experience. As a testing ground for new initiatives, the Lab will change regularly to feature new technology, products, services and community events.

Sales Culture. Although a successful marketing program will attract customers to visit our stores, a sales environment and a well-trained sales team are critical to selling our products and services. We believe that our sales culture has become well established throughout the organization due to the unique facility design and our ongoing training of sales associates on all aspects of sales and service. We train our sales associates in our in-house training facility known as "The World's Greatest Bank University" and pay commissions for the sale of the Bank's products and services. This sales culture has helped transform us from a traditional community bank to a nationally recognized marketing company focused on selling financial products and services.

Products and Services

We offer a full array of financial products to meet the banking needs of our market area and targeted customers. To ensure the ongoing viability of our product offerings, we regularly examine the desirability and profitability of existing and potential new products. To make it easy for new prospective customers to bank with us and access our products, we offer a "Switch Kit," which allows a customer to open a primary checking account with Umpqua Bank in less than ten minutes. Other avenues through which customers can access our products include our web site, internet banking through the "ibank@Umpqua" program, and our 24-hour telephone voice response system.

Deposit Products. We offer a traditional array of deposit products, including non-interest-bearing checking accounts, interest-bearing checking and savings accounts, money market accounts and certificates of deposit. These accounts earn interest at rates established by management based on competitive market factors and management's desire to increase certain types or maturities of deposit liabilities. We also offer a line of "Life Cycle Packages" to increase the number of relationships with customers and increase service fee income. These packages comprise several products bundled together to provide added value to the customer and increase the customer's ties to us. We also offer a seniors program to customers over fifty years old, which includes an array of banking services and other amenities, such as purchase discounts, vacation trips and seminars.

Retail Brokerage Services. Strand provides a full range of brokerage services including equity and fixed income products, mutual funds, annuities, options, retirement planning and money management services. Additionally, Strand offers life insurance, disability insurance and medical supplement policies. At December 31, 2007, Strand had 44 Series 7-licensed representatives serving clients at three stand-alone retail brokerage offices and "Investment Opportunity Centers" located in many Bank stores.

Private Client Services. Our Private Client Services division provides integrated banking and investment products and services by coordinating the offerings of the Bank and Strand, focusing principally on serving high value customers. The "Prosperity" suite of products includes 24-hour access to a private client executive, courier service, preferred rates on deposit and loan products, brokerage accounts and portfolio management.

Commercial and Commercial Real Estate Loans. We offer specialized loans for business and commercial customers, including accounts receivable and inventory financing, equipment loans, real estate construction loans and permanent financing and SBA program financing. Additionally, we offer specially designed loan products for small businesses through our Small Business Lending Center. Commercial real estate lending is the primary focus of our lending activities and a significant portion of our loan and lease portfolio consists of commercial real estate loans. We provide funding for income-producing real estate, though a substantial share of our commercial real estate loans are for owner-occupied projects of commercial loan customers and for borrowers we have financed for many years.

Residential Real Estate Loans. Real estate loans are available for construction, purchase and refinancing of residential owner-occupied and rental properties. Borrowers can choose from a variety of fixed and adjustable rate options and terms. We sell most residential real estate loans that we originate into the secondary market.

Consumer Loans. We also provide loans to individual borrowers for a variety of purposes, including secured and unsecured personal loans, home equity and personal lines of credit and motor vehicle loans.

Market Area and Competition

The geographic markets we serve are highly competitive for deposits, loans and leases and retail brokerage services. We compete with traditional banking and thrift institutions, as well as non-bank financial service providers, such as credit unions, brokerage firms and mortgage companies. In our primary market areas of Oregon and Northern California, major banks and large regional banks generally hold dominant market share positions. By virtue of their larger capital bases, major banks and super-regional banks have significantly larger lending limits than we do and generally have more expansive branch networks. Competition also includes other commercial banks that are community-focused, some of which were recently formed as "de novo" institutions seeking to capitalize on any perceived marketplace void resulting from merger and acquisition consolidation. In some cases, the directors and key officers of de novo banks were previously associated with the Bank or banks previously acquired by Umpqua.

Our primary competitors also include non-bank financial services providers, such as credit unions, brokerage firms, insurance companies and mortgage companies. As the industry becomes increasingly dependent on and oriented toward technology-driven delivery systems, permitting transactions to be conducted by telephone, computer and the internet, such non-bank institutions are able to attract funds and provide lending and other financial services even without offices located in our primary service area. Some insurance companies and brokerage firms compete for deposits by offering rates that are higher than may be appropriate for the Bank in relation to its asset/liability objectives. However, we offer a wide array of deposit products and believe we can compete effectively through rate-driven product promotions. We also compete with full service investment firms for non-bank financial products and services offered by Strand.

Credit unions present a significant competitive challenge for our banking services and products. As credit unions currently enjoy an exemption from income tax, they are able to offer higher deposit rates and lower loan rates than we can on a comparable basis. Credit unions are also not currently subject to certain regulatory constraints, such as the Community Reinvestment Act, which, among other things, requires us to implement procedures to make and monitor loans throughout the communities we serve. Adhering to such regulatory requirements raises the costs associated with our lending activities, and reduces potential operating profits. Accordingly, we seek to compete by focusing on building customer relations, providing superior service and offering a wide variety of commercial banking products that do not compete directly with products and services typically offered by the credit unions, such as commercial real estate loans, inventory and accounts receivable financing, and SBA program loans for qualified businesses.

Many of our stores are located in markets that have experienced growth below statewide averages and the economy of Oregon is particularly sensitive to changes in the demand for forest and high technology products. With the completion of the Humboldt, Western Sierra and North Bay acquisitions, the Bank's market area expanded to include most of Northern California exclusive of the Bay Area. Like Oregon, some California stores are located in communities with growth rates that lag behind the state average. During the past several years, the States of Oregon and California have experienced some financial difficulties. To the extent the fiscal condition of state and local governments does not improve, there could be an adverse effect on business conditions in the affected state that would negatively impact the prospects for the Bank's operations located there.

The current adverse economic conditions, driven by a slowdown in the housing industry, has primarily been focused in our Northern California region. A continued downturn in the residential real estate construction and development sector could negatively impact our operations in these markets.

The following table presents the Bank's market share percentage for total deposits in each county where we have operations. The table also indicates the ranking by deposit size in each market. All information in the table was obtained from SNL Financial of Charlottesville, Virginia, which compiles deposit data published by the FDIC as of June 30, 2007 and updates the information for any bank mergers completed subsequent to the reporting date.

Oregon

County	Market Share	Market Rank	Number of Stores
Benton	7.7%	6	1
Clackamas	3.7%	7	5
Coos	34.6%	1	5
Curry	15.9%	3	1
Deschutes	4.5%	9	5
Douglas	54.1%	1	9
Jackson	12.4%	3	9
Josephine	15.4%	1	5
Lane	18.5%	1	9
Lincoln	11.6%	3	2
Linn	12.5%	4	3
Marion	5.4%	7	3
Multnomah	2.3%	7	10
Washington	3.7%	9	3

California

County	Market Share	Market Rank	Number of Stores
Amador	3.4%	7	1
Butte	2.9%	9	2
Calaveras	21.2%	2	4
Colusa	30.4%	1	2
Contra Costa	0.2%	24	1
El Dorado	10.4%	5	5
Glenn	24.8%	3	2
Humboldt	24.3%	1	7
Lake	12.0%	4	2
Mendocino	2.7%	8	1
Napa	11.9%	4	7
Placer	8.4%	4	9
Sacramento	0.6%	20	6
San Joaquin	0.4%	20	1
Shasta	2.4%	8	1
Solano	4.2%	8	4
Stanislaus	0.6%	17	2
Sutter	14.2%	4	2
Tehama	16.3%	4	2
Trinity	26.6%	2	1
Tuolumne	11.4%	3	5
Yolo	1.7%	12	1
Yuba	23.5%	3	2

Washington

County	Market Share	Market Rank	Number of Stores
Clark	3.2%	9	2
King	0.1%	46	1

Lending and Credit Functions

The Bank makes both secured and unsecured loans to individuals and businesses. At December 31, 2007, real estate construction/development, real estate mortgage, commercial real estate, commercial/industrial, and consumer/other loans represented approximately 20%, 10%, 50%, 19% and 1%, respectively, of the total loan and lease portfolio.

Inter-agency guidelines adopted by federal bank regulators mandate that financial institutions establish real estate lending policies with maximum allowable real estate loan-to-value limits, subject to an allowable amount of non-conforming loans as a percentage of capital. We have adopted as loan policy loan-to-value limits that range from 5% to 10% less than the federal guidelines for each category; however, policy exceptions are permitted for real estate loan customers with strong financial credentials.

Allowance for Loan and Lease Losses (ALLL) Methodology

The Bank performs regular credit reviews of the loan and lease portfolio to determine the credit quality of the portfolio and the adherence to underwriting standards. When loans and leases are originated, they are assigned a risk rating from 1 to 10 that is assessed periodically during the term of the loan through the credit review process. The 10 risk rating categories are a primary factor in determining an appropriate amount for the allowance for loan and lease losses. The Bank has a management ALLL Committee, which is responsible for, among other things, regularly reviewing of the ALLL methodology, including loss factors, and ensuring that it is designed and applied in accordance with generally accepted accounting principles. The ALLL Committee reviews loans and leases that have been placed on non-accrual status and approves placing loans and leases on impaired status. The ALLL Committee also approves removing loans and leases that are no longer impaired from impairment and non-accrual status. The Bank's Audit and Compliance Committee provides board oversight of the ALLL process and reviews and approves the ALLL methodology on a quarterly basis.

Each risk rating is assessed an inherent credit loss factor that determines the amount of the allowance for loan and lease losses provided for that group of loans and leases with similar risk rating. Credit loss factors may vary by region based on management's belief that there may ultimately be different credit loss rates experienced in each region.

Regular credit reviews of the portfolio also identify loans that are considered potentially impaired. Potentially impaired loans are referred to the ALLL Committee which reviews and approves designated loans as impaired. A loan is considered impaired when based on current information and events, we determine that we will probably not be able to collect all amounts due according to the loan contract, including scheduled interest payments. When we identify a loan as impaired, we measure the impairment using discounted cash flows, except when the sole remaining source of the repayment for the loan is the liquidation of the collateral. In these cases, we use the current fair value of the collateral, less selling costs, instead of discounted cash flows. If we determine that the value of the impaired loan is less than the recorded investment in the loan, we recognize an impairment reserve as a specific component to be provided for in the allowance for loan and lease losses.

The combination of the risk rating based allowance component and the impairment reserve allowance component lead to an allocated allowance for loan and lease losses. The Bank may also maintain an unallocated allowance amount to provide for other credit losses inherent in a loan and lease portfolio that may not have been contemplated in the credit loss factors. This unallocated amount generally comprises less than 5% of the allowance. The unallocated amount is reviewed periodically based on trends in credit losses, the results of credit reviews and overall economic trends.

Management believes that the ALLL was adequate as of December 31, 2007. There is, however, no assurance that future loan losses will not exceed the levels provided for in the ALLL and could possibly result in additional charges to the provision for loan and lease losses. In addition, bank regulatory authorities, as part of their periodic examination of the Bank, may require additional charges to the provision for loan and lease losses in future periods if warranted as a result of their review.

Employees

As of December 31, 2007, we had a total of 1,744 full-time equivalent employees. None of the employees are subject to a collective bargaining agreement and management believes its relations with employees to be good. Umpqua Bank was named #13 on *Fortune* magazine's 2008 list of "100 Best Companies to Work For" and #34 on the 2007 list. Information regarding employment agreements with our executive officers is contained in Item 11 below, which item is incorporated by reference to our proxy statement for the 2008 annual meeting of shareholders.

Government Policies

The operations of our subsidiaries are affected by state and federal legislative changes and by policies of various regulatory authorities. These policies include, for example, statutory maximum legal lending rates, domestic monetary policies of the Board of Governors of the Federal Reserve System, United States fiscal policy, and capital adequacy and liquidity constraints imposed by federal and state regulatory agencies.

Supervision and Regulation

General. We are extensively regulated under federal and state law. These laws and regulations are generally intended to protect depositors and customers, not shareholders. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statute or regulation. Any change in applicable laws or regulations may have a material effect on our business and prospects. Our operations may be affected by legislative changes and by the policies of various regulatory authorities. We cannot accurately predict the nature or the extent of the effects on our business and earnings that fiscal or monetary policies, or new federal or state legislation may have in the future. Umpqua is subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, both as administered by the Securities and Exchange Commission. As a listed company on NASDAQ, Umpqua is subject to NASDAQ rules for listed companies.

Holding Company Regulation. We are a registered financial holding company under the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"), and are subject to the supervision of, and regulation by, the Board of Governors of the Federal Reserve System (the "Federal Reserve"). As a financial holding company, we are examined by and file reports with the Federal Reserve. The Federal Reserve expects a bank holding company to serve as a source of financial and managerial strength to its subsidiary bank and, under appropriate circumstances, to commit resources to support the subsidiary bank.

Financial holding companies are bank holding companies that satisfy certain criteria and are permitted to engage in activities that traditional bank holding companies are not. The qualifications and permitted activities of financial holdings companies are described below under "Regulatory Structure of the Financial Services Industry."

Federal and State Bank Regulation. Umpqua Bank, as a state chartered bank with deposits insured by the FDIC, is subject to the supervision and regulation of the Oregon Department of Consumer and Business Services Division of Finance and Corporate Securities, the Washington Department of Financial Institutions, the California Department of Financial Institutions and the FDIC. These agencies may prohibit the Bank from engaging in what they believe constitute unsafe or unsound banking practices. Our primary state regulator (the State of Oregon) makes regular examinations of the Bank or participates in joint examinations with the FDIC.

The Community Reinvestment Act ("CRA") requires that, in connection with examinations of financial institutions within its jurisdiction, the FDIC evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or new facility. A less than "Satisfactory" rating would result in the suspension of any growth of the Bank through acquisitions or opening de novo branches until the rating is improved. As of the most recent CRA examination in November 2004, the Bank's CRA rating was "Satisfactory."

Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders or any related interest of such persons. Extensions of credit must be made on substantially the same terms, including interest rates and collateral as, and follow credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with persons not affiliated with the bank, and must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on the affected bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of that bank, the imposition of a cease and desist order, and other regulatory sanctions.

The Federal Reserve Act and related Regulation W limit the amount of certain loan and investment transactions between the Bank and its affiliates, require certain levels of collateral for such loans, and limit the amount of advances to third parties that may be collateralized by the securities of Umpqua or its subsidiaries. Regulation W requires that certain transactions between the Bank and its affiliates be on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with or involving nonaffiliated companies or, in the absence of comparable transactions, on terms and under circumstances, including credit standards, that in good faith would be offered to or would apply to nonaffiliated companies. Umpqua and its subsidiaries have adopted an Affiliate Transactions Policy and have entered into an Affiliate Tax Sharing Agreement.

The Federal Reserve and the FDIC have adopted non-capital safety and soundness standards for institutions under their authority. These standards cover internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, and standards for asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to the agency, specifying the steps that it will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. We believe that the Bank is in compliance with these standards.

Federal Deposit Insurance. The Federal Deposit Insurance Reform Act of 2005 ("Reform Act"), enacted in February 2006, increased the deposit insurance limit for certain retirement plan deposit accounts from $100,000 to $250,000. The basic insurance limit for other deposits, including individuals, joint account holders, businesses, government entities, and trusts, remains at $100,000. The Reform Act also provided for the merger of the two deposit insurance funds administered by the FDIC, the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF"), into the Deposit Insurance Fund ("DIF"). The FDIC effectuated the merger of the BIF and the SAIF into the DIF as of March 31, 2006. As a result of the merger of the funds, the BIF and the SAIF were abolished.

The amount of FDIC assessments paid by each member institution is based on its relative risk of default as measured by regulatory capital levels, regulatory examination ratings and other factors. The Reform Act created a new system and assessment rate schedule to calculate an institution's assessment. The new base assessment rates per the Reform Act range from $0.02 to $0.40 per $100 of deposits annually. The FDIC may increase or decrease the assessment rate schedule five basis points higher or lower than the base rates in order to manage the DIF to prescribed statutory target levels. For 2007 the effective assessment amounts were $0.03 above the base rate amounts. Assessment rates for well managed, well capitalized institutions ranged from $0.05 to $0.07 per $100 of deposits annually. The Bank's assessment rate for 2007 fell within this range and is expected to fall within this range for 2008. In 2007 the FDIC issued one-time assessment credits that can be used to offset this expense. The Bank's credit was fully utilized in 2007 and covered the majority of the assessment. The Bank does not have any remaining credit to offset assessments in 2008. Further increases in the assessment rate could have a material adverse effect on our earnings, depending upon the amount of the increase.

The FDIC may terminate the deposit insurance of any insured depository institution if it determines that the institution has engaged in or is engaging in unsafe and unsound banking practices, is in an unsafe or unsound condition or has violated any applicable law, regulation or order or any condition imposed in writing by, or pursuant to, any written agreement with the FDIC. The termination of deposit insurance for the Bank could have a material adverse effect on our financial condition and results of operations due to the fact that the Bank's liquidity position would likely be affected by deposit withdrawal activity.

Dividends. Under the Oregon Bank Act and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the Bank is subject to restrictions on the payment of cash dividends to its parent company. Dividends paid by the Bank provide substantially all of Umpqua's (as a stand-alone parent company) cash flow. A bank may not pay cash dividends if that payment would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. In addition, under the Oregon Bank Act, the amount of the dividend may not be greater than net unreserved retained earnings, after first deducting to the extent not already charged against earnings or reflected in a reserve, all bad debts, which are debts on which interest is unpaid and past due at least six months; all other assets charged off as required by the Oregon Director or state or federal examiner; and all accrued expenses, interest and taxes. In addition, state and federal regulatory authorities are authorized to prohibit banks and holding companies from paying dividends that would constitute an unsafe or unsound banking practice. We are not currently subject to any regulatory restrictions on dividends other than those noted above.

Capital Adequacy. The federal and state bank regulatory agencies use capital adequacy guidelines in their examination and regulation of holding companies and banks. If capital falls below the minimum levels established by these guidelines, a holding company or a bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open new facilities.

The FDIC and Federal Reserve have adopted risk-based capital guidelines for holding companies and banks. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The capital adequacy guidelines limit the degree to which a holding company or bank may leverage its equity capital.

Federal regulations establish minimum requirements for the capital adequacy of depository institutions, such as the Bank. Banks with capital ratios below the required minimums are subject to certain administrative actions, including prompt corrective action, the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing.

FDICIA requires federal banking regulators to take "prompt corrective action" with respect to a capital-deficient institution, including requiring a capital restoration plan and restricting certain growth activities of the institution. Umpqua could be required to guarantee any such capital restoration plan required of the Bank if the Bank became undercapitalized. Pursuant to FDICIA, regulations were adopted defining five capital levels: well capitalized, adequately capitalized, undercapitalized, severely undercapitalized and critically undercapitalized. Under the regulations, the Bank is considered "well capitalized" as of December 31, 2007.

Federal and State Regulation of Brokers. Strand Atkinson Williams & York, Inc. is a fully disclosed introducing broker dealer clearing through First Clearing LLC. Strand is regulated by the Financial Industries Regulatory Authority ("FINRA") and has deposits insured through the Securities Investors Protection Corp ("SIPC") as well as third party insurers. FINRA performs regular examinations of the firm that include reviews of policies, procedures, recordkeeping, trade practices, and customer protection as well as other inquiries.

SIPC protects client securities and cash up to $500,000, including $100,000 for cash with additional coverage provided through First Clearing for the remaining net equity balance in a brokerage account, if any. This coverage does not include losses in investment accounts.

Effects of Government Monetary Policy. Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements national monetary policy for such purposes as curbing inflation and combating recession, through its open market operations in U.S. Government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits. These activities influence growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on us cannot be predicted with certainty.

Broker-Dealer and Related Regulatory Supervision. Strand is a member of the National Association of Securities Dealers and is subject to the regulatory supervision of the Financial Industry Regulatory Authority. Areas subject to this regulatory review include compliance with trading rules, financial reporting, investment suitability for clients, and compliance with stock exchange rules and regulations.

Regulatory Structure of the Financial Services Industry. Federal laws and regulations governing banking and financial services underwent significant changes in recent years and are subject to significant changes in the future. From time to time, legislation is introduced in the United States Congress that contains proposals for altering the structure, regulation, and competitive relationships of the nation's financial institutions. If enacted into law, these proposals could increase or decrease the cost of doing business, limit or expand permissible activities, or affect the competitive balance among banks, savings associations, and other financial institutions. Whether or in what form any such legislation may be adopted or the extent to which our business might be affected thereby cannot be predicted.

The GLB Act, enacted in November 1999, repealed sections of the Banking Act of 1933, commonly referred to as the Glass-Steagall Act, that prohibited banks from engaging in securities activities, and prohibited securities firms from engaging in banking. The GLB Act created a new form of holding company, known as a financial holding company, that is permitted to acquire subsidiaries that are variously engaged in banking, securities underwriting and dealing, and insurance underwriting.

A bank holding company, if it meets specified requirements, may elect to become a financial holding company by filing a declaration with the Federal Reserve, and may thereafter provide its customers with a broader spectrum of products and services than a traditional bank holding company is permitted to do. A financial holding company may, through a subsidiary, engage in any activity that is deemed to be financial in nature and activities that are incidental or complementary to activities that are financial in nature. These activities include traditional banking services and activities previously permitted to bank holding companies under Federal Reserve regulations, but also include underwriting and dealing in securities, providing investment advisory services, underwriting and selling insurance, merchant banking (holding a portfolio of commercial businesses, regardless of the nature of the business, for investment), and arranging or facilitating financial transactions for third parties.

To qualify as a financial holding company, the bank holding company must be deemed to be well-capitalized and well-managed, as those terms are used by the Federal Reserve. In addition, each subsidiary bank of a bank holding company must also be well-capitalized and well-managed and be rated at least "satisfactory" under the Community Reinvestment Act. A bank holding company that does not qualify, or has not chosen, to become a financial holding company must limit its activities to traditional banking activities and those non-banking activities the Federal Reserve has deemed to be permissible because they are closely related to the business of banking.

The GLB Act also includes provisions to protect consumer privacy by prohibiting financial services providers, whether or not affiliated with a bank, from disclosing non-public personal, financial information to unaffiliated parties without the consent of the customer, and by requiring annual disclosure of the provider's privacy policy.

Legislation enacted by Congress in 1995 permits interstate banking and branching, which allows banks to expand nationwide through acquisition, consolidation or merger. Under this law, an adequately capitalized bank holding company may acquire banks in any state or merge banks across state lines if permitted by state law. Further, banks may establish and operate branches in any state subject to the restrictions of applicable state law. Under Oregon law, an out-of-state bank or bank holding company may merge with or acquire an Oregon state chartered bank or bank holding company if the Oregon bank, or in the case of a bank holding company, the subsidiary bank, has been in existence for a minimum of three years, and the law of the state in which the acquiring bank is located permits such merger. Branches may not be acquired or opened separately, but once an out-of-state bank has acquired branches in Oregon, either through a merger with or acquisition of substantially all the assets of an Oregon bank, the acquirer may open additional branches. The Bank now has the ability to open additional de novo branches in the states of Oregon, California and Washington.

Anti-Terrorism Legislation. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act ("USA Patriot Act"), enacted in 2001:

- prohibits banks from providing correspondent accounts directly to foreign shell banks;
- imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals;
- requires financial institutions to establish an anti-money-laundering ("AML") compliance program; and
- generally eliminates civil liability for persons who file suspicious activity reports.

The USA Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Act, which to some degree, affects our record-keeping and reporting expenses. Should the Bank's AML compliance program be deemed insufficient by federal regulators, we would not be able to grow through acquiring other institutions or opening de novo branches.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 addresses public company corporate governance, auditing, accounting, executive compensation and enhanced and timely disclosure of corporate information.

The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and regulation of the relationship between a Board of Directors and management and between a Board of Directors and its committees.

The Sarbanes-Oxley Act provides for, among other things:

- prohibition on personal loans by Umpqua to its directors and executive officers except loans made by the Bank in accordance with federal banking regulations;

- independence requirements for Board audit committee members and our auditors;
- certification of Exchange Act reports by the chief executive officer, chief financial officer and principal accounting officer;
- disclosure of off-balance sheet transactions;
- expedited reporting of stock transactions by insiders; and
- increased criminal penalties for violations of securities laws.

The Sarbanes-Oxley Act also requires:

- management to establish, maintain and evaluate disclosure controls and procedures;
- report on its annual assessment of the effectiveness of internal controls over financial reporting;
- our external auditor to attest to management's assessment of internal controls.

The SEC has adopted regulations to implement various provisions of the Sarbanes-Oxley Act, including disclosures in periodic filings pursuant to the Exchange Act. Also, in response to the Sarbanes-Oxley Act, NASDAQ adopted new standards for listed companies. In 2004, the Sarbanes-Oxley Act substantially increased our reporting and compliance expenses.

ITEM 1A. RISK FACTORS.

The following summarizes certain risks that management believes are specific to our business. This should not be viewed as including all risks.

Merger with North Bay Bancorp may fail to realize all of the anticipated benefits.

On April 26, 2007, Umpqua concluded its acquisition of North Bay Bancorp and its principal operating subsidiary, The Vintage Bank. We expect to generate cost savings and expense reductions through the consolidation of facilities, increased purchasing efficiencies, and elimination of duplicative technology, operations, outside services and redundant staff. The combined company may fail to realize some or all of the anticipated cost savings and other benefits of the transaction, and it may take longer than anticipated to realize such benefits. Any failure to realize the potential benefits could have a material adverse effect on the value of Umpqua common stock.

We are pursuing an aggressive growth strategy that is expected to include mergers and acquisitions, which could create integration risks.

Umpqua is among the fastest-growing community financial services organizations in the United States. Since 2000, we have completed the acquisition and integration of seven other financial institutions. There is no assurance that future acquisitions will be successfully integrated. We have announced our intent to open new stores in Oregon, Washington and California, and to continue our growth strategy. If we pursue our growth strategy too aggressively, or if factors beyond management's control divert attention away from our integration plans, we might not be able to realize some or all of the anticipated benefits. Moreover, we are dependent on the efforts of key personnel to achieve the synergies associated with our acquisitions. The loss of one or more of our key persons could have a material adverse effect upon our ability to achieve the anticipated benefits.

Store construction can disrupt banking activities and may not be completed on time or within budget, which could result in reduced earnings.

The Bank has, over the past several years, been transformed from a traditional community bank into a community-oriented financial services retailer. We have announced plans to build new stores in Oregon, Washington and California as part of our de novo branching strategy. This includes our strategy of building "Neighborhood Stores." We also continue to remodel acquired bank branches to resemble retail stores that include distinct physical areas or boutiques such as a "serious about service center," an "investment opportunity center" and a "computer cafe." Store construction involves significant expense and risks associated with locating store sites and delays in obtaining permits and completing construction. Remodeling involves significant expense, disrupts banking activities during the remodeling period, and presents a new look and feel to the banking services and products being offered. Financial constraints may delay remodeling projects. Customers may not react favorably to the construction-related activities or the remodeled look and feel. There are risks that construction or remodeling costs will exceed forecasted budgets and that there may be delays in completing the projects, which could cause disruption in those markets.

Involvement in non-bank business creates risks associated with securities industry.

Strand's retail brokerage operations present special risks not borne by community banks that focus exclusively on community banking. For example, the brokerage industry is subject to fluctuations in the stock market that may have a significant adverse impact on transaction fees, customer activity and investment portfolio gains and losses. Likewise, additional or modified regulations may adversely affect Strand's operations. Strand is also dependent on a small number of established brokers, whose departure could result in the loss of a significant number of customer accounts. A significant decline in fees and commissions or trading losses suffered in the investment portfolio could adversely affect Strand's income and potentially require the contribution of additional capital to support its operations. Strand is subject to claim arbitration risk arising from customers who claim their investments were not suitable or that their portfolios were too actively traded. These risks increase when the market, as a whole, declines. The risks associated with retail brokerage may not be supported by the income generated by those operations. See Management's Discussion and Analysis of Financial Condition and Results of Operations—"Non-interest Income" in Item 7 of this report.

The majority of our assets are loans, which if not repaid would result in losses to the Bank in excess of loss allowances.

The Bank, like other lenders, is subject to credit risk, which is the risk of losing principal or interest due to borrowers' failure to repay loans in accordance with their terms. Underwriting and documentation controls do not always work properly. A downturn in the economy or the real estate market in our market areas or a rapid increase in interest rates could have a negative effect on collateral values and borrowers' ability to repay. To the extent loans are not paid timely by borrowers, the loans are placed on non-accrual status, thereby reducing interest income. Further, under these circumstances, an additional provision for loan and lease losses or unfunded commitments may be required. See Management's Discussion and Analysis of Financial Condition and Results of Operations—"Allowance for Loan and Lease Losses and Reserve for Unfunded Commitments", "Provision for Loan and Lease Losses" and "Asset Quality and Non-Performing Assets" in Item 7 of this report.

A rapid change in interest rates could make it difficult to maintain our current interest income spread and could result in reduced earnings.

Our earnings are largely derived from net interest income, which is interest income and fees earned on loans and investments, less interest paid on deposits and other borrowings. Interest rates are highly sensitive to many factors that are beyond the control of our management, including general economic conditions and the policies of various governmental and regulatory authorities. As interest rates change, net interest income is affected. With fixed rate assets (such as fixed rate loans and most investment securities) and liabilities (such as certificates of deposit), the effect on net interest income depends on the cash flows associated with the maturity of the asset or liability. Asset/liability management policies may not be successfully implemented and from time to time our risk position is not balanced. An unanticipated rapid decrease or increase in interest rates could have an adverse effect on the spreads between the interest rates earned on assets and the rates of interest paid on liabilities, and therefore on the level of net interest income. For instance, any rapid increase in interest rates in the future could result in interest expense increasing faster than interest income because of fixed rate loans and longer-term investments. Further, substantially higher interest rates generally reduce loan demand and may result in slower loan growth than previously experienced. See Quantitative and Qualitative Disclosures about Market Risk in Item 7A of this report.

The volatility of our mortgage banking business can adversely affect earnings if our mitigating strategies are not successful.

Changes in interest rates greatly affect the mortgage banking business. One of the principal risks in this area is prepayment of mortgages and the consequent detrimental effect on the value of mortgage servicing rights ("MSR"). We employ hedging strategies to mitigate this risk but if the hedging decisions and strategies are not successful, our net income could be adversely affected. See Management's Discussion and Analysis of Financial Condition and Results of Operations—"Mortgage Servicing Rights" in Item 7 of this report.

Our banking and brokerage operations are subject to extensive government regulation that is expected to become more burdensome, increase our costs and/or make us less competitive compared to financial services firms that are not subject to the same regulation.

We and our subsidiaries are subject to extensive regulation under federal and state laws. These laws and regulations are primarily intended to protect customers, depositors and the deposit insurance fund, rather than shareholders. The Bank is an Oregon state-chartered commercial bank whose primary regulator is the Oregon Division of Finance and Corporate Securities. The Bank is also subject to the supervision by and the regulations of the Washington Department of Financial Institutions, the California Department of Financial Institutions and the Federal Deposit Insurance Corporation ("FDIC"), which insures bank deposits. Strand is subject to extensive regulation by the Securities and Exchange Commission and the Financial Industry Regulatory Authority. Umpqua is subject to regulation and supervision by the Board of Governors of the Federal Reserve System, the SEC and NASDAQ. Federal and state regulations may place banks at a competitive disadvantage compared to less regulated competitors such as finance companies, credit unions, mortgage banking companies and leasing companies. Further, future changes in federal and state banking and brokerage regulations could adversely affect our operating results and ability to continue to compete effectively.

The financial services industry is highly competitive.

We face significant competition in attracting and retaining deposits and making loans as well as in providing other financial services throughout our market area. We face pricing competition for loans and deposits. We also face competition with respect to customer convenience, product lines, accessibility of service and service capabilities. Our most direct competition comes from other banks, brokerages, mortgage companies and savings institutions. We also face competition from credit unions, government-sponsored enterprises, mutual fund companies, insurance companies and other non-bank businesses.

Our business is highly reliant on technology and our ability to manage the operational risks associated with technology.

We depend on internal and outsourced technology to support all aspects of our business operations. Interruption or failure of these systems creates a risk of business loss such as civil fines or damage claims from privacy breaches, and adverse customer experience. Risk management programs are expensive to maintain and will not protect the company from all risks associated with maintaining the security of customer information, proprietary data, external and internal intrusions, disaster recovery and failures in the controls used by vendors.

A significant decline in the company's market value could result in an impairment of goodwill.

Recently, the Company's common stock has been trading at a price below its book value, including goodwill and other intangible assets. The valuation of goodwill is determined using discounted cash flows of forecasted earnings, estimated sales price based on recent observable market transactions and market capitalization based on current stock price. If impairment was deemed to exist, a write down of the asset would occur with a charge to earnings. See section titled "Goodwill and Other Intangible Assets" in Item 7 of this report.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

The executive offices of Umpqua are located at One SW Columbia Street in Portland, Oregon in office space that is leased. The main office of Strand is located at 200 SW Market Street in Portland, Oregon in office space that is leased. The Bank owns its main office located in Roseburg, Oregon. At December 31, 2007, the Bank conducted business at 147 locations, including 4 limited service facilities, in Northern California, Oregon and Washington along the I-5 corridor; in Bend, Oregon; along the

Northern California and Oregon Coasts; and in Bellevue, Washington, of which 53 are owned and 94 are leased under various agreements. As of December 31, 2007, the Bank also operated 17 facilities for the purpose of administrative functions, such as data processing, of which three are owned and 14 are leased. All facilities are in a good state of repair and appropriately designed for use as banking or administrative office facilities. As of December 31, 2007, Strand leased three stand-alone offices from unrelated third parties and also leased space in 14 Bank stores under lease agreements that are based on market rates.

Additional information with respect to owned premises and lease commitments is included in Notes 6 and 17, respectively, of the *Notes to Consolidated Financial Statements* in Item 8 below.

ITEM 3. LEGAL PROCEEDINGS.

Because of the nature of our business, we are involved in legal proceedings in the regular course of business. At this time, we do not believe that there is other active or pending litigation the unfavorable outcome of which would result in a material adverse change to our financial condition, results of operations or cash flows.

See Part II, Item 7, *Non-Interest Expense* for a discussion of the Company's potential liability arising from litigation involving Visa, Inc.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITIES HOLDERS.

No matters were submitted to the shareholders of the Company, through the solicitation of proxies or otherwise, during the fourth quarter of the year ended December 31, 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

(a) Our Common Stock is traded on the NASDAQ Global Select Market under the symbol "UMPQ." As of December 31, 2007, there were 100,000,000 common shares authorized for issuance. The following table presents the high and low sales prices of our common stock for each period, based on inter-dealer prices that do not include retail mark-ups, mark-downs or commissions, and cash dividends declared for each period:

Quarter Ended	High	Low	Cash Dividend Per Share
December 31, 2007	$20.95	$14.15	$0.19
September 30, 2007	$24.80	$18.52	$0.19
June 30, 2007	$27.00	$23.27	$0.18
March 31, 2007	$30.00	$25.39	$0.18
December 31, 2006	$30.66	$27.21	$0.18
September 30, 2006	$29.27	$23.98	$0.18
June 30, 2006	$28.67	$24.50	$0.12
March 31, 2006	$29.67	$26.25	$0.12

As of January 31, 2008, our common stock was held of record by approximately 5,094 shareholders, a number that does not include beneficial owners who hold shares in "street name", or shareholders from previously acquired companies that have not exchanged their stock. At December 31, 2007, a total of 1.6 million stock options and 247,000 restricted stock and restricted stock units were outstanding. Additional information about stock options, restricted stock and restricted stock units is included in Note 18 of the *Notes to Consolidated Financial Statements* in Item 8 below and in Item 12 below.

The payment of future cash dividends is at the discretion of our Board and subject to a number of factors, including results of operations, general business conditions, growth, financial condition and other factors deemed relevant by the Board of Directors. Further, our ability to pay future cash dividends is subject to certain regulatory requirements and restrictions discussed in the *Supervision and Regulation* section in Item 1 above. During the fourth quarter of 2007, Umpqua's board of directors approved a quarterly cash dividend of $0.19, unchanged from the third quarter of 2007 and an increase from $0.18 per share in the first and second quarters of 2007. This increase was made pursuant to our existing dividend policy and in consideration of, among other things, earnings, regulatory capital levels and expected asset growth. We expect that the dividend rate will be reassessed on a quarterly basis by the board of directors in accordance with the dividend policy.

We have a dividend reinvestment plan that permits shareholder participants to purchase shares at the then-current market price in lieu of the receipt of cash dividends. Shares issued in connection with the dividend reinvestment plan are purchased in open market transactions.

Equity Compensation Plan Information

The following table sets forth information about equity compensation plans that provide for the award of securities or the grant of options to purchase securities to employees and directors of Umpqua, its subsidiaries and its predecessors by merger that were in effect at December 31, 2007.

(shares in thousands)

	Equity Compensation Plan Information		
	(A)	(B)	(C)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights(4)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (A)
Equity compensation plans approved by security holders			
2003 Stock Incentive Plan(1)	659	$23.04	1,024
2007 Long Term Incentive Plan(2)	—	—	1,000
Other(3)	961	$11.36	—
Total	1,620	$15.94	2,024
Equity compensation plans not approved by security holders	—	—	—
Total	1,620	$15.94	2,024

(1) At Umpqua's 2007 Annual Meeting, shareholders approved an amendment to the 2003 Stock Incentive Plan. The plan authorized the issuance of two million shares of stock through awards of incentive stock options, nonqualified stock options or restricted stock grants; provided awards of stock options and restricted stock grants under the 2003 Stock Incentive Plan, when added to options outstanding under all other plans, are limited to a maximum 10% of the outstanding shares on a fully diluted basis.

(2) At Umpqua's 2007 Annual Meeting, shareholders approved a 2007 Long Term Incentive Plan. The plan authorized the issuance of one million shares of stock through awards of performance-based restricted stock unit grants to executive officers. Target grants of 111 thousand and maximum grants of 194 thousand were approved to be issued in 2007 under this plan. No performance-based targets were met during 2007. The number of securities available for future issuance would be 806 thousand if the maximum grants were issued.

(3) Includes other Umpqua stock plans and stock plans assumed through previous mergers. Includes 62 thousand shares issued under North Bay Bancorp's stock option plans, having a weighted average exercise price of $16.46. Includes 104 thousand shares issued under Western Sierra Bancorp's stock option plans, having a weighted average exercise price of $15.72. Includes 446 thousand shares issued under all other previously acquired companies' stock option plans, having a weighted average exercise price of $7.70 per share.

(4) Weighted average exercise price is based solely on securities with an exercise price.

(b) Not applicable.

(c) The following table provides information about repurchases of common stock by the Company during the quarter ended December 31, 2007:

Period	Total number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan(2)	Maximum Number of Remaining Shares that May be Purchased at Period End under the Plan
10/1/07 - 10/31/07	12,968	$16.59	—	1,542,945
11/1/07 - 11/30/07	—	$ —	—	1,542,945
12/1/07 - 12/31/07	84	$16.14	—	1,542,945
Total for quarter	13,052	$16.59	—	

(1) Shares repurchased by the Company during the quarter consist of cancellation of 435 restricted shares to pay withholding taxes and 12,617 shares tendered in connection with option exercises. There were no shares repurchased pursuant to the Company's publicly announced corporate stock repurchase plan described in (2) below.

(2) The Company's share repurchase plan, which was approved by the Board and announced in August 2003, originally authorized the repurchase of up to 1.0 million shares. Prior to 2007, the authorization was amended to increase the repurchase limit to 2.5 million shares. On April 19, 2007, the Company announced an expansion of the Board approved common stock repurchase plan, increasing the repurchase limit to 6.0 million shares and extending the plan's expiration date from June 30, 2007 to June 30, 2009. The timing and amount of future repurchases will depend upon the market price for our common stock, securities laws restricting repurchases, asset growth, earnings and our capital plan.

The Company repurchased 4.0 million shares under the repurchase plan in 2007 as compared to none in 2006. The 2003 Stock Incentive Plan and other stock plans we administer provide for the payment of the option exercise price or withholding taxes by tendering previously owned or recently vested shares. During the years ended December 31, 2007 and 2006, 42,762 and 4,277 shares, respectively, were tendered in connection with option exercises. Restricted shares cancelled to pay withholding taxes totaled 3,830 and 1,865 shares, respectively, during the years ended December 31, 2007 and 2006.

STOCK PERFORMANCE GRAPH

The following chart, which is furnished not filed, compares the yearly percentage changes in the cumulative shareholder return on our common stock during the five fiscal years ended December 31, 2007, with (i) the Total Return Index for Nasdaq Bank Stocks (ii) the Total Return Index for The Nasdaq Stock Market (U.S. Companies) and (iii) the Standard and Poor's 500. This comparison assumes $100.00 was invested on December 31, 2002, in our common stock and the comparison indices, and assumes the reinvestment of all cash dividends prior to any tax effect and retention of all stock dividends. Price information from December 31, 2002 to December 31, 2007, was obtained by using the Nasdaq closing prices as of the last trading day of each year.



Umpqua Holdings Corporation
Nasdaq Bank Stocks
Nasdaq U.S.
S&P 500
$300
$250
$200
$150
$100
$50
$0
Index Value
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007

	Period Ending					
	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007
Umpqua Holdings Corporation	$100.00	$114.87	$140.69	$161.23	$169.88	$ 91.76
Nasdaq Bank Stocks	$100.00	$130.51	$144.96	$141.92	$159.42	$125.80
Nasdaq U.S.	$100.00	$149.75	$164.64	$168.60	$187.83	$205.22
S&P 500	$100.00	$128.68	$142.69	$149.70	$173.34	$182.87

ITEM 6. SELECTED FINANCIAL DATA.

Umpqua Holdings Corporation
Annual Financial Trends

(in thousands, except per share data)

	2007	2006	2005	2004	2003
Interest income	$488,392	$ 405,941	$ 282,276	$ 198,058	$ 142,132
Interest expense	202,438	143,817	72,994	40,371	28,860
Net interest income	285,954	262,124	209,282	157,687	113,272
Provision for loan and lease losses	41,730	2,552	2,468	7,321	4,550
Non-interest income	64,825	53,597	47,782	41,373	38,001
Non-interest expense	210,800	177,176	146,794	119,582	93,187
Merger-related expense	3,318	4,773	262	5,597	2,082
Income before income taxes	94,931	131,220	107,540	66,560	51,454
Provision for income taxes and discontinued operations	31,663	46,773	37,805	23,270	17,970
Income from continuing operations	63,268	84,447	69,735	43,290	33,484
Income from discontinued operations, net of tax	—	—	—	3,876	635
Net income	$ 63,268	$ 84,447	$ 69,735	$ 47,166	$ 34,119
YEAR END					
Assets	$ 8,340,053	$7,344,236	$5,360,639	$4,873,035	$2,963,815
Earning assets	7,146,841	6,287,202	4,636,334	4,215,927	2,596,775
Loans and leases	6,055,635	5,361,862	3,921,631	3,467,904	2,003,587
Deposits	6,589,326	5,840,294	4,286,266	3,799,107	2,378,192
Term debt	73,927	9,513	3,184	88,451	55,000
Junior subordinated debentures, at fair value	131,686	—	—	—	—
Junior subordinated debentures, at amortized cost	104,680	203,688	165,725	166,256	97,941
Shareholders' equity	1,239,938	1,156,211	738,261	687,613	318,969
Shares outstanding	59,980	58,080	44,556	44,211	28,412
AVERAGE					
Assets	$ 7,897,568	$6,451,660	$5,053,417	$3,919,985	$2,710,388
Earning assets	6,797,834	5,569,619	4,353,696	3,392,475	2,359,142
Loans and leases	5,822,907	4,803,509	3,613,257	2,679,576	1,868,165
Deposits	6,250,521	5,003,949	4,002,153	3,090,497	2,212,082
Term debt	57,479	58,684	31,161	101,321	41,699
Junior subordinated debentures	221,833	187,994	165,981	130,644	76,444
Shareholders' equity	1,222,628	970,394	711,765	490,724	303,569
Basic shares outstanding	59,828	52,311	44,438	35,804	28,294
Diluted shares outstanding	60,428	53,050	45,011	36,345	28,666
PER SHARE DATA					
Basic earnings	$ 1.06	$ 1.61	$ 1.57	$ 1.32	$ 1.21
Diluted earnings	1.05	1.59	1.55	1.30	1.19
Basic earnings—continuing operations	1.06	1.61	1.57	1.21	1.18
Diluted earnings—continuing operations	1.05	1.59	1.55	1.19	1.17
Book value	20.67	19.91	16.57	15.55	11.23
Tangible book value(1)	7.92	8.21	7.40	6.31	5.61
Cash dividends declared	0.74	0.60	0.32	0.22	0.16

(Dollars in thousands)

	2007	2006	2005	2004	2003
PERFORMANCE RATIOS					
Return on average assets	0.80%	1.31%	1.38%	1.20%	1.26%
Return on average shareholders' equity	5.17%	8.70%	9.80%	9.61%	11.24%
Return on average tangible shareholders' equity(2)	13.08%	20.84%	22.91%	22.27%	23.87%
Efficiency ratio(3)	60.62%	57.33%	56.93%	60.58%	62.05%
Efficiency ratio—Bank(3),(4)	56.55%	51.97%	52.47%	53.51%	55.49%
Average equity to average assets	15.48%	15.04%	14.08%	12.52%	11.20%
Leverage ratio(5)	9.24%	10.28%	10.09%	9.55%	8.73%
Net interest margin (fully tax equivalent)(6)	4.24%	4.74%	4.84%	4.68%	4.85%
Non-interest revenue to total net revenue	18.48%	16.98%	18.59%	20.78%	25.12%
Dividend payout ratio	69.81%	37.27%	20.38%	16.67%	13.22%
ASSET QUALITY					
Non-performing assets	$ 98,042	$ 9,058	$ 7,563	$ 23,552	$ 13,954
Allowance for loan and lease losses	84,904	60,090	43,885	44,229	25,352
Net charge-offs	21,994	574	2,812	4,485	3,929
Non-performing assets to total assets	1.18%	0.12%	0.14%	0.48%	0.47%
Allowance for loan and lease losses to total loans and leases	1.40%	1.12%	1.12%	1.28%	1.27%
Net charge-offs to average loans and leases	0.38%	0.01%	0.08%	0.17%	0.21%

(1) Average shareholders' equity less average intangible assets divided by shares outstanding at the end of the year.

(2) Net income divided by average shareholders' equity less average intangible assets.

(3) Non-interest expense divided by the sum of net interest income (fully tax equivalent) and non-interest income.

(4) Excludes merger-related expenses.

(5) Tier 1 Capital divided by leverage assets. Leverage assets are defined as quarterly average total assets, net of goodwill, intangibles and certain other items as required by the Federal Reserve.

(6) Net interest margin (fully tax equivalent) is calculated by dividing net interest income (fully tax equivalent) by average interest-earning assets.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS AND RISK FACTORS

See the discussion of forward-looking statements and risk factors in Part I Item 1 and Item 1A of this report.

EXECUTIVE OVERVIEW

In 2007, Umpqua's results reflect the impact of the significant slowdown in the housing industry. Primarily affecting our Northern California residential development portfolio, the impact of the slowdown resulted in:

- Non-performing assets increased to $98.0 million, or 1.18% of total assets as of December 31, 2007, as compared to $9.1 million or 0.12% of total assets, as of December 31, 2006.
- Net charge-offs increased to $22.0 million in 2007, or 0.38% of average loans and leases, as compared to $574,000 or 0.01% of average loans and leases in 2006.
- The increase in non-performing assets and net charge-offs in 2007 contributed to a $41.7 million provision for loan and lease losses in 2007, as compared to $2.6 million in 2006.

However, the past year was not without some accomplishments. During the year, we:

- Completed the acquisition and integration of North Bay Bancorp and its principal operating subsidiary, The Vintage Bank, along with its Solano Bank division in an all stock exchange valued at $142.1 million with 5.2 million shares of common stock issued in connection with the acquisition.
- Increased gross loans and leases to $6.1 billion as of December 31, 2007, compared to $5.4 billion as of December 31, 2006, respectively, a growth of $693.8 million or 13%. The North Bay acquisition accounted for $443.0 million of the growth. Excluding the acquisition, the organic loan growth rate was 5% for 2007.
- Increased deposits to $6.6 billion as of December 31, 2007, compared to $5.8 billion as of December 31, 2006, a growth of $749.0 million or 13%. The North Bay acquisition accounted for $462.6 million of the growth. The organic deposit growth rate (excluding growth through acquisition) was 5% for 2007.
- Increased total consolidated assets to $8.3 billion as of December 31, 2007, compared to $7.3 billion as of December 31, 2006, an increase of $995.8 million or 14%. The North Bay acquisition accounted for $727.6 million of the growth. The organic asset growth rate (excluding growth through acquisition) was 4% for 2007.
- Issued $61.9 million of new trust preferred securities, with a weighted average adjustable interest rate of 3 month LIBOR plus 182 basis points, and redeemed existing trust preferred securities representing obligations of $25.8 million.
- Repurchased 4.0 million shares of stock at a weighted average price of $23.73 per share.
- Declared cash dividends of $0.19 per share in the third and fourth quarters of 2007 which was an increase of $0.01 per share compared to the first and second quarters of 2007.
- Opened two new stores in Portland and one in Bend, Oregon.

Also during the year:

- Net interest margin decreased to 4.24% in 2007 from 4.74% in 2006. The decrease in net interest margin resulted primarily from volatility in short-term market interest rates and the competitive climate, characterized by increasing deposit costs combined with declining earning asset yields. The decline in earning asset yields was partially due to the reversal of interest income during the year related to new non-accrual loans.
- We recorded an accrual for our estimated pro-rata share of VISA litigation related to Visa's settlement with American Express ($3.9 million pre-tax) and its ongoing litigation with Discover ($1.2 million pre-tax).

- Net income per diluted share was $1.05 in 2007, as compared to $1.59 per diluted share earned in 2006. The interest income reversal due to new non-accrual loans, provision for loan and lease losses and the VISA litigation accrual contributed to the significant decline in net income per diluted share.

SUMMARY OF CRITICAL ACCOUNTING POLICIES

The SEC defines "critical accounting policies" as those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in future periods. Our significant accounting policies are described in Note 1 in the *Notes to Consolidated Financial Statements* in Item 8 of this report. Not all of these critical accounting policies require management to make difficult, subjective or complex judgments or estimates. Management believes that the following policies would be considered critical under the SEC's definition.

Allowance for Loan and Lease Losses and Reserve for Unfunded Commitments

The Bank performs regular credit reviews of the loan and lease portfolio to determine the credit quality of the portfolio and the adherence to underwriting standards. When loans and leases are originated, they are assigned a risk rating from 1 to 10 that is assessed periodically during the term of the loan through the credit review process. The 10 risk rating categories are a primary factor in determining an appropriate amount for the allowance for loan and lease losses. The Bank has a management ALLL Committee, which is responsible for, among other things, regular review of the ALLL methodology, including loss factors, and ensuring that it is designed and applied in accordance with generally accepted accounting principles. The ALLL Committee reviews loans that have been placed on non-accrual status and approves placing loans on impaired status. The ALLL Committee also approves removing loans that are no longer impaired from impairment and non-accrual status. The Bank's Audit and Compliance Committee provides board oversight of the ALLL process and reviews and approves the ALLL methodology on a quarterly basis.

Each risk rating is assessed an inherent credit loss factor that determines the amount of the allowance for loan and lease losses provided for that group of loans and leases with similar risk rating. Credit loss factors may vary by region based on management's belief that there may ultimately be different credit loss rates experienced in each region.

Regular credit reviews of the portfolio also identify loans that are considered potentially impaired. Potentially impaired loans are referred to the ALLL Committee which reviews and approves designated loans as impaired. A loan is considered impaired when based on current information and events, we determine that we will probably not be able to collect all amounts due according to the loan contract, including scheduled interest payments. When we identify a loan as impaired, we measure the impairment using discounted cash flows, except when the sole remaining source of the repayment for the loan is the liquidation of the collateral. In these cases, we use the current fair value of the collateral, less selling costs, instead of discounted cash flows. If we determine that the value of the impaired loan is less than the recorded investment in the loan, we recognize an impairment reserve as a specific component to be provided for in the allowance for loan and lease losses.

The combination of the risk rating-based allowance component and the impairment reserve allowance component lead to an allocated allowance for loan and lease losses. The Bank may also maintain an unallocated allowance amount to provide for other credit losses inherent in a loan and lease portfolio that may not have been contemplated in the credit loss factors. This unallocated amount generally comprises less than 5% of the allowance. The unallocated amount is reviewed periodically based on trends in credit losses, the results of credit reviews and overall economic trends.

The reserve for unfunded commitments ("RUC") is established to absorb inherent losses associated with our commitment to lend funds, such as with a letter or line of credit. The adequacy of the ALLL and RUC are monitored on a regular basis and are based on management's evaluation of numerous factors. These factors include the quality of the current loan portfolio; the trend in the loan portfolio's risk ratings; current economic conditions; loan concentrations; loan growth rates; past-due and non-performing trends; evaluation of specific loss estimates for all significant problem loans; historical charge-off and recovery experience; and other pertinent information.

Management believes that the ALLL was adequate as of December 31, 2007. There is, however, no assurance that future loan losses will not exceed the levels provided for in the ALLL and could possibly result in additional charges to the provision for loan and lease losses. In addition, bank regulatory authorities, as part of their periodic examination of the Bank, may require additional charges to the provision for loan and lease losses in future periods if warranted as a result of their review. Approximately 79% of our loan portfolio is secured by real estate, and a significant decline in real estate market values may require an increase in the allowance for loan and lease losses. There has been deterioration in the northern California residential development market which has led to an increase in non-performing loans and allowance for loan and lease losses in the third and fourth quarters. A continued deterioration in this market may lead to additional charges to the provision for loan and lease losses.

Mortgage Servicing Rights

Retained mortgage servicing rights are measured at quoted market prices. Subsequent measurements are determined using a discounted cash flow model. The expected life of the loan can vary from management's estimates due to prepayments by borrowers, especially when interest rates fall. Prepayments in excess of management's estimates would negatively impact the recorded value of the mortgage servicing rights. The value of the mortgage servicing rights is also dependent upon the discount rate used in the model. Management reviews this rate on an ongoing basis based on current market rates. A significant increase in the discount rate would reduce the value of mortgage servicing rights.

Upon adoption of Statement of Financial Accounting Standards ("SFAS") No. 156, *Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS No. 156") on January 1, 2007, the Company has elected to measure its residential mortgage servicing assets at fair value. Upon the change from the lower of cost or fair value accounting method to fair value accounting under SFAS No. 156, the calculation of amortization and the assessment of impairment were discontinued. Additional information is included in Note 7 of the *Notes to Consolidated Financial Statements.*

Valuation of Goodwill and Intangible Assets

At December 31, 2007, we had $764.9 million in goodwill and other intangible assets as a result of business combinations. Goodwill and other intangible assets with indefinite lives are not amortized but instead are periodically tested for impairment. Management performs an impairment analysis for the intangible assets with indefinite lives on a quarterly basis and determined that there was no impairment as of December 31, 2007. The valuation is determined using discounted cash flows of forecasted earnings, estimated sales price based on recent observable market transactions and market capitalization based on current stock price. If impairment was deemed to exist, a write down of the asset would occur with a charge to earnings. The impairment analysis requires management to make subjective judgments. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures, technology, changes in discount rates and specific industry and market conditions.

Stock-based Compensation

Effective January 1, 2006, we adopted the provisions of SFAS No. 123R, *Share Based Payment*, a revision to the previously issued guidance on accounting for stock options and other forms of equity-based compensation. SFAS No. 123R requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based forms of compensation issued to employees over the employees' requisite service period (generally the vesting period). The requisite service period may be subject to performance conditions. The fair value of each option grant is estimated as of the grant date using the Black-Scholes option-pricing model. Management assumptions utilized at the time of grant impact the fair value of the option calculated under the Black-Scholes methodology, and ultimately, the expense that will be recognized over the life of the option. Additional information is included in Note 1 of the *Notes to Consolidated Financial Statements.*

Fair Value

Effective January 1, 2007, we adopted SFAS No. 157, *Fair Value Measurements,* which among other things, requires enhanced disclosures about financial instruments carried at fair value. SFAS No. 157 establishes a hierarchical disclosure framework associated with the level of pricing observability utilized in measuring financial instruments at fair value. The degree of judgment utilized in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Financial instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment utilized in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have little or no pricing observability and a higher degree of judgment utilized in measuring fair value. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction.

See Note 20 of the *Notes to Consolidated Financial Statements* for additional information about the level of pricing transparency associated with financial instruments carried at fair value.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, FASB issued SFAS No. 141 (revised), *Business Combinations.* SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. We are currently evaluating the impact of the adoption of SFAS No.141R.

In November 2007, the SEC issued Staff Accounting Bulletin No. 109, *Written Loan Commitments Recorded at Fair Value through Earnings* ("SAB 109"). SAB 109 provides guidance on the accounting for written loan commitments recorded at fair value under generally accepted accounting principles ("GAAP"). Specifically, the SAB revises the Staff's views on incorporating expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. SAB 109, which supersedes SAB 105, *Application of Accounting Principles to Loan Commitments*, requires the expected net future cash flows related to the associated servicing of the loan be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB 109 is effective on January 1, 2008 for the Company. Adoption of SAB 109 is not expected to have a material impact on the Company's financial statements.

RESULTS OF OPERATIONS—OVERVIEW

For the year ended December 31, 2007, net income was $63.3 million, or $1.05 per diluted share, a decrease of 34% on a per diluted share basis compared to 2006. The decrease in net income in 2007 is principally attributable to increased provision for loan and lease losses and operating expenses, partially offset by increased net interest and non-interest income. We completed the acquisition of North Bay Bancorp on April 26, 2007, and the results of the acquired operations are only included in our financial results starting on April 27, 2007.

For the year ended December 31, 2006, net income was $84.4 million, or $1.59 per diluted share, an increase of 3% on a per diluted share basis over 2005. The improvement in diluted earnings per share for 2006 was principally attributable to improved net interest income, partially offset by increased operating expenses. We completed the acquisition of Western Sierra Bancorp on June 2, 2006 and the results of the acquired operations are only included in our financial results starting on June 3, 2006.

We incur significant expenses related to the completion and integration of mergers. Accordingly, we believe that our operating results are best measured on a comparative basis excluding the impact of merger-related expenses, net of tax. We define *operating income* as income before merger related expenses, net of tax, and we calculate *operating income per diluted share* by dividing operating income by the same diluted share total used in determining diluted earnings per share (see Note 21 of the *Notes to Consolidated Financial Statements* in Item 8 below). Operating income and operating income per diluted share are considered "non-GAAP" financial measures. Although we believe the presentation of non-GAAP financial measures provides a better indication of our operating performance, readers of this report are urged to review the GAAP results as presented in the *Financial Statements and Supplementary Data* in Item 8 below.

The following table presents a reconciliation of operating income and operating income per diluted share to net income and net income per diluted share for years ended December 31, 2007, 2006 and 2005:

Reconciliation of Operating Income to Net Income
Years Ended December 31,
(in thousands, except per share data)

	2007	2006	2005
Net income	$63,268	$84,447	$69,735
Merger-related expenses, net of tax	1,991	2,864	157
Operating income	$65,259	$87,311	$69,892
Per diluted share:			
Net income	$ 1.05	$ 1.59	$ 1.55
Merger-related expenses, net of tax	0.03	0.06	—
Operating income	$ 1.08	$ 1.65	$ 1.55

The following table presents the returns on average assets, average shareholders' equity and average tangible shareholders' equity for the years ended December 31, 2007, 2006 and 2005. For each of the years presented, the table includes the calculated ratios based on reported net income and operating income as shown in the table above. Our return on average shareholders' equity is negatively impacted as a result of capital required to support goodwill. To the extent this performance metric is used to compare our performance with other financial institutions that do not have merger-related intangible assets, we believe it beneficial to also consider the return on average tangible shareholders' equity. The return on average tangible shareholders' equity is calculated by dividing net income by average shareholders' equity less average intangible assets. The return on average tangible shareholders' equity is considered a non-GAAP financial measure and should be viewed in conjunction with the return on average shareholders' equity.

Returns on Average Assets, Shareholders' Equity and Tangible Shareholders' Equity
For the Years Ended December 31,
(in thousands)

	2007	2006	2005
RETURNS ON AVERAGE ASSETS:			
Net income	0.80%	1.31%	1.38%
Operating income	0.83%	1.35%	1.38%
RETURNS ON AVERAGE SHAREHOLDERS' EQUITY:			
Net income	5.17%	8.70%	9.80%
Operating income	5.34%	9.00%	9.82%
RETURNS ON AVERAGE TANGIBLE SHAREHOLDERS' EQUITY:			
Net income	13.08%	20.84%	22.91%
Operating income	13.50%	21.55%	22.96%
CALCULATION OF AVERAGE TANGIBLE SHAREHOLDERS' EQUITY:			
Average shareholders' equity	$1,222,628	$ 970,394	$ 711,765
Less: average intangible assets	(739,086)	(565,167)	(407,313)
Average tangible shareholders' equity	$ 483,542	$ 405,227	$ 304,452

NET INTEREST INCOME

Net interest income is the largest source of our operating income. Net interest income for 2007 was $286.0 million, an increase of $23.8 million, or 9% over 2006. Net interest income for 2006 was $262.1 million, an increase of $52.8 million, or 25% over 2005. The increase in net interest income in 2007 as compared to 2006 and 2006 as compared to 2005 is attributable to growth in outstanding average interest-earning assets, primarily loans and leases, partially offset by both growth in interest-bearing liabilities, primarily money-market and time deposits, and a decrease in net interest margin. In addition to organic growth, the North Bay merger, which was completed on April 26, 2007, and the Western Sierra merger, which was completed on June 2, 2006, contributed to the increase in interest-earning assets and interest-bearing liabilities in 2007 over 2006 and 2006 over 2005. The fair value of interest-earning assets acquired as a result of the North Bay merger totaled $523.5 million, and interest-bearing liabilities totaled $572.2 million. The fair value of interest-earning assets acquired as a result of the Western Sierra merger totaled $1.1 billion, and interest-bearing liabilities totaled $1.1 billion.

The net interest margin (net interest income as a percentage of average interest-earning assets) on a fully tax-equivalent basis was 4.24% for 2007, a decrease of 50 basis points as compared to the same period in 2006. The decrease in net interest margin in 2007 resulted from volatility in short-term market rates and the competitive climate (characterized by increasing deposit costs combined with declining interest earning asset yields), as well as interest reversals on new nonaccrual loans.

The net interest margin on a fully tax-equivalent basis was 4.74% for 2006, a decrease of 10 basis points as compared to 2005. This decrease is primarily due to increases in short-term market rates which led to an increase in deposit and borrowing costs. The increased yield on interest-earning assets of 81 basis points in 2006, was more than offset by a corresponding increase in our cost of interest-earning assets which increased by 91 basis points in 2006.

Our net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, changes in volume, as well as changes in the yields earned on interest-earning assets and rates paid on deposits and borrowed funds, or rates. The following table presents condensed average balance sheet information, together with interest income and yields on average interest-earning assets, and interest expense and rates paid on average interest-bearing liabilities for the years ended December 31, 2007, 2006 and 2005:

Average Rates and Balances
(dollars in thousands)

			2007			2006			2005
	Average Balance	Interest Income or Expense	Average Yields or Rates	Average Balance	Interest Income or Expense	Average Yields or Rates	Average Balance	Interest Income or Expense	Average Yields or Rates
INTEREST-EARNING ASSETS:									
Loans and leases(1)	$5,836,980	$443,939	7.61%	$4,818,884	$372,201	7.72%	$3,628,548	$251,715	6.94%
Taxable securities	743,266	35,216	4.74%	607,267	27,655	4.55%	613,748	26,432	4.31%
Non-taxable securities(2)	149,291	8,234	5.52%	97,723	5,559	5.69%	62,931	3,872	6.15%
Temporary investments(3)	68,297	3,415	5.00%	45,745	2,203	4.82%	48,469	1,484	3.06%
Total interest earning assets	6,797,834	490,804	7.22%	5,569,619	407,618	7.32%	4,353,696	283,503	6.51%
Allowance for loan and lease losses	(70,177)			(52,801)			(44,866)		
Other assets	1,169,911			934,842			744,587		
Total assets	$7,897,568			$6,451,660			$5,053,417		
INTEREST-BEARING LIABILITIES:									
Interest-bearing checking and savings accounts	$3,136,738	$ 93,070	2.97%	$2,483,155	$ 62,254	2.51%	$2,041,090	$ 30,343	1.49%
Time deposits	1,849,910	87,770	4.74%	1,399,623	57,627	4.12%	993,215	29,235	2.94%
Securities sold under agreements to repurchase and federal funds purchased	65,660	2,135	3.25%	166,831	6,829	4.09%	86,201	2,207	2.56%
Term debt	57,479	2,642	4.60%	58,684	2,892	4.93%	31,161	659	2.11%
Junior subordinated debentures	221,833	16,821	7.58%	187,994	14,215	7.56%	165,981	10,550	6.36%
Total interest-bearing liabilities	5,331,620	202,438	3.80%	4,296,287	143,817	3.35%	3,317,648	72,994	2.20%
Non-interest-bearing deposits	1,263,873			1,121,171			967,848		
Other liabilities	79,447			63,808			56,156		
Total liabilities	6,674,940			5,481,266			4,341,652		
Shareholders' equity	1,222,628			970,394			711,765		
Total liabilities and shareholders' equity	$7,897,568			$6,451,660			$5,053,417		
NET INTEREST INCOME(2)		$288,366			$263,801			$210,509	
NET INTEREST SPREAD			3.42%			3.97%			4.31%
AVERAGE YIELD ON EARNING ASSETS(1),(2)			7.22%			7.32%			6.51%
INTEREST EXPENSE TO EARNING ASSETS			2.98%			2.58%			1.67%
NET INTEREST INCOME TO EARNING ASSETS OR NET INTEREST MARGIN(1),(2)			4.24%			4.74%			4.84%

(1) Non-accrual loans and mortgage loans held for sale are included in average balance.

(2) Tax-exempt income has been adjusted to a tax equivalent basis at a 35% tax rate. The amount of such adjustment was an addition to recorded income of approximately $2.4 million, $1.7 million and $1.2 million in the years ended December 31, 2007, 2006 and 2005, respectively.
(3) Temporary investments include federal funds sold and interest-bearing deposits at other banks.

The following table sets forth a summary of the changes in tax equivalent net interest income due to changes in average asset and liability balances (volume) and changes in average rates (rate) for 2007 compared to 2006 and 2006 compared to 2005. Changes in tax equivalent interest income and expense, which are not attributable specifically to either volume or rate, are allocated proportionately between both variances.

Rate/Volume Analysis
(in thousands)

	2007 COMPARED TO 2006			2006 COMPARED TO 2005		
	INCREASE (DECREASE) IN INTEREST INCOME AND EXPENSE DUE TO CHANGES IN			INCREASE (DECREASE) IN INTEREST INCOME AND EXPENSE DUE TO CHANGES IN		
	VOLUME	RATE	TOTAL	VOLUME	RATE	TOTAL
INTEREST-EARNING ASSETS:						
Loans and leases	$77,514	$ (5,776)	$71,738	$89,533	$ 30,953	$120,486
Taxable securities	6,406	1,155	7,561	(281)	1,504	1,223
Non-taxable securities(1)	2,849	(174)	2,675	1,998	(311)	1,687
Temporary investments	1,125	87	1,212	(87)	806	719
Total(1)	87,894	(4,708)	83,186	91,163	32,952	124,115
INTEREST-BEARING LIABILITIES:						
Interest-bearing checking and savings accounts	18,157	12,659	30,816	7,654	24,257	31,911
Time deposits	20,457	9,686	30,143	14,378	14,014	28,392
Securities sold under agreements to repurchase and federal funds purchased	(3,506)	(1,188)	(4,694)	2,817	1,805	4,622
Term debt	(58)	(192)	(250)	891	1,342	2,233
Junior subordinated debentures	2,566	40	2,606	1,508	2,157	3,665
Total	37,616	21,005	58,621	27,248	43,575	70,823
Net increase in net interest income(1)	$50,278	$(25,713)	$24,565	$63,915	$(10,623)	$ 53,292

(1) Tax exempt income has been adjusted to a tax equivalent basis at a 35% tax rate.

PROVISION FOR LOAN AND LEASE LOSSES

The provision for loan and lease losses was $41.7 million for 2007, compared to $2.6 million for 2006. As a percentage of average outstanding loans, the provision for loan losses recorded for 2007 was 0.72%, an increase of 67 basis points and 65 basis points from 2006 and 2005, respectively.

The increase in the provision for loan and lease losses in 2007 as compared to 2006 and 2005 is principally attributable to an increase in non-performing loans and leases related primarily to the housing market downtum and its impact on our residential development portfolio, growth in the loan and lease portfolio and the increase in loans charged off in 2007. Within the allowance for credit losses, the Company has identified $9.9 million of impairment reserve related to $81.3 million of non-accrual loans, which are specifically measured for impairment. The net increase in impairment reserve, combined with downgrades within the portfolio related primarily to residential development, led to the $41.7 million provision for loan and leases losses during 2007. The provision for loan losses is expected to cover subsequent charge-offs on these non-performing loans.

The provision for loan and lease losses is based on management's evaluation of inherent risks in the loan portfolio and a corresponding analysis of the allowance for loan and lease losses. Additional discussion on loan quality and the allowance for loan and lease losses is provided under the heading *Asset Quality and Non-Performing Assets* below.

NON-INTEREST INCOME

Non-interest income in 2007 was $64.8 million, an increase of $11.2 million, or 21%, over 2006. Non-interest income in 2006 was $53.6 million, an increase of $5.8 million, or 12%, over 2005. The following table presents the key components of non-interest income for years ended December 31, 2007, 2006 and 2005:

Non-Interest Income
Years Ended December 31,
(in thousands)

	2007 compared to 2006				2006 compared to 2005			
	2007	2006	Change Amount	Change Percent	2006	2005	Change Amount	Change Percent
Service charges on deposit accounts	$32,126	$26,975	$ 5,151	19%	$26,975	$21,697	$ 5,278	24%
Brokerage commissions and fees	10,038	9,649	389	4%	9,649	11,317	(1,668)	–15%
Mortgage banking revenue, net	7,791	7,560	231	3%	7,560	6,426	1,134	18%
Net (loss) gain on sale of investment securities	(13)	(21)	8	-38%	(21)	1,439	(1,460)	NM
Other income	14,883	9,434	5,449	58%	9,434	6,903	2,531	37%
Total	$64,825	$53,597	$11,228	21%	$53,597	$47,782	$ 5,815	12%

NM—Not meaningful

The increase in deposit service charges in 2007 over 2006 is principally attributable to the increased volume of deposit accounts. The increase in brokerage commissions and fees in 2007 over 2006 resulted from management's efforts to recruit new brokers, increase the weighting of managed fee sources and increase efficiencies in back room operations. The increase in other income over 2006 was primarily related to a gain of $4.9 million in 2007 resulting from the change in fair value of the junior subordinated debentures recorded at fair value and a $909,000 gain on sale of excess property. Additional information regarding the fair value election for the junior subordinated debentures is included in Note 15 of the *Notes to Consolidated Financial Statements*.

The increase in deposit service charges in 2006 over 2005 is principally attributable to the increased volume of deposit accounts as a result of the Western Sierra acquisition. The decrease in brokerage commissions and fees in 2006 over 2005 resulted from the departure of certain Strand investment advisors. The remaining increase in other non-interest income resulted primarily from increased revenue related to the Western Sierra acquisition.

NON-INTEREST EXPENSE

Non-interest expense for 2007 was $214.1 million, an increase of $32.2 million or 18% compared to 2006. Non-interest expense for 2006 was $181.9 million, an increase of $34.9 million or 24% compared to 2005. The following table presents the key elements of non-interest expense for the years ended December 31, 2007, 2006 and 2005.

Non-Interest Expense
Years Ended December 31,
(in thousands)

	2007 compared to 2006				2006 compared to 2005			
	2007	2006	Change Amount	Change Percent	2006	2005	Change Amount	Change Percent
Salaries and employee benefits	$112,864	$ 98,840	$14,024	14%	$ 98,840	$ 82,467	$16,373	20%
Net occupancy and equipment	35,785	31,752	4,033	13%	31,752	24,693	7,059	29%
Communications	7,202	6,352	850	13%	6,352	5,841	511	9%
Marketing	5,554	5,760	(206)	–4%	5,760	4,564	1,196	26%
Services	18,564	15,951	2,613	16%	15,951	13,245	2,706	20%
Supplies	3,627	2,994	633	21%	2,994	2,706	288	11%
Intangible amortization	6,094	3,728	2,366	63%	3,728	2,430	1,298	53%
Merger-related expenses	3,318	4,773	(1,455)	–30%	4,773	262	4,511	NM
Other	21,110	11,799	9,311	79%	11,799	10,848	951	9%
Total	$214,118	$181,949	$32,169	18%	$181,949	$147,056	$34,893	24%

NM—Not meaningful

The increase in non-interest expense in 2007 over 2006 and 2006 over 2005 is primarily attributable to the inclusion of expenses from California operations as a result of the North Bay and Western Sierra acquisitions. Salaries and employee benefits have continued to increase due to increased incentives, benefit costs, additional staff at new stores, and primarily the addition of approximately 110 associates in April 2007 due to the North Bay acquisition and approximately 250 associates in June 2006 due to the Western Sierra acquisition. Net occupancy and equipment also continues to increase reflecting 10 new banking locations as a result of the North Bay acquisition in April 2007, 31 new banking locations as a result of Western Sierra acquisition in June 2006 and the addition of three de novo branches in 2007 and seven in 2006. The increase in services expense was primarily due to increased escrow accounting fees and higher consulting fees. The increase in intangible amortization is due to the increase in core deposit and other intangibles as a result of the Western Sierra and North Bay acquisitions.

Other expenses in 2007 included a $5.1 million charge for Visa litigation. In November 2007, Visa Inc. announced that it had reached a settlement with American Express related to an antitrust lawsuit. Umpqua Bank and other Visa member banks are obligated to fund the settlement and share in losses resulting from this litigation.

In the fourth quarter of 2007, we recorded a liability and corresponding expense of approximately $3.9 million pre-tax, for our proportionate share of that settlement.

In addition, Visa notified us that it had established a contingency reserve related to unsettled litigation with Discover Card. In connection with this contingency, we recorded, in the fourth quarter of 2007, a liability and corresponding expense of $1.2 million pre-tax, for our proportionate share of that contingent liability. We are not a party to the Visa litigation and our liability arises solely from the Bank's membership interest in Visa, Inc.

Previously, Visa Inc. announced that it completed restructuring transactions in preparation for an initial public offering of its Class A stock planned for early 2008, and, as part of those transactions, Umpqua Bank's membership interest in Visa was exchanged for Class B stock of Visa, Inc. In connection with Visa's planned offering, it is expected that a portion of the Class B shares will be redeemed for cash, with the remaining shares to be converted to Class A shares three years after the offering or upon settlement of certain covered litigation, whichever is later. Visa is expected to set aside a portion of the proceeds from the offering to fund the American Express settlement and other litigation judgments or settlements that may occur.

In connection with the announced American Express settlement, and in consideration of accounting guidance that we have been informed was provided by the Securities and Exchange Commission, we currently anticipate that our proportionate share of the proceeds of the planned initial public offering by Visa will more than offset any liabilities related to the Visa litigation, and no cash payments from Umpqua will be made in settlement of this liability.

We also incur significant expenses in connection with the completion and integration of bank acquisitions that are not capitalizable. Classification of expenses as merger-related is done in accordance with the provisions of a Board-approved policy. The decrease in merger-related expenses in 2007 over 2006 and the increase in 2006 over 2005 is due to the difference in timing and size of the Western Sierra and North Bay mergers.

The following table presents the merger-related expenses by major category for the years ended December 31, 2007, 2006 and 2005. Substantially all of the merger-related expense for 2007 and 2006 were related to the North Bay and Western Sierra acquisitions, respectively. We do not expect to incur any additional merger-related expenses in connection with the North Bay, Western Sierra or any other previous merger.

Merger-Related Expense
Years Ended December 31,
(in thousands)

	2007	2006	2005
Professional fees	$ 982	$1,082	$211
Compensation and relocation	1,077	778	—
Communications	478	854	—
Premises and equipment	188	375	(65)
Other	593	1,684	116
Total	$3,318	$4,773	$262

INCOME TAXES

Our consolidated effective tax rate as a percentage of pre-tax income for 2007 was 33.4%, compared to 35.6% for 2006 and 35.2% for 2005. The effective tax rates were below the federal statutory rate of 35% and the apportioned state rate of 5% (net of the federal tax benefit) principally because of non-taxable income arising from bank-owned life insurance, income on tax-exempt investment securities, tax credits arising from low income housing investments, Business Energy tax credits and exemptions related to loans and hiring in designated enterprise zones.

Additional information on income taxes is provided in Note 10 of the *Notes to Consolidated Financial Statements* in Item 8 below.

FINANCIAL CONDITION

INVESTMENT SECURITIES

The composition of our investment securities portfolio reflects management's investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of interest income. The investment securities portfolio also mitigates interest rate and credit risk inherent in the loan portfolio, while providing a vehicle for the investment of available funds, a source of liquidity (by pledging as collateral or through repurchase agreements) and collateral for certain public funds deposits.

Trading securities consist of securities held in inventory by Strand for sale to its clients and securities invested in trust for former employees of acquired institutions as required by agreements. Trading securities were $2.8 million at December 31, 2007, as compared to $4.2 million at December 31, 2006. This decrease is principally attributable to a decrease in Strand's inventory of trading securities.

Investment securities available for sale were $1.1 billion as of December 31, 2007, as compared to $715.2 million at December 31, 2006. This increase is principally attributable to the North Bay acquisition ($85.6 million of investment securities as of the acquisition date) and purchases of $372.2 million of investment securities, partially offset by sales and maturities of $137.5 million of investment securities available for sale and an increase in fair value of investment securities available for sale of $15.1 million.

Investment securities held to maturity were $6.0 million as of December 31, 2007, as compared to $8.8 million at December 31, 2006. This decrease is principally attributable to sales and maturities of investment securities held to maturity.

Investment securities for each of the last three years are as follows:

Summary of Investment Securities
As of December 31,
(in thousands)

	December 31,		
	2007	2006	2005
AVAILABLE-FOR-SALE:			
U.S. Treasury and agencies	$ 158,432	$193,134	$196,538
Mortgage-backed securities and collateralized mortgage obligations	672,344	362,882	359,583
Obligations of states and political subdivisions	169,994	110,219	67,836
Other debt securities	967	973	—
Investments in mutual funds and other equity securities	49,019	47,979	47,911
	$1,050,756	$715,187	$671,868
HELD-TO-MATURITY:			
Obligations of states and political subdivisions	$ 5,403	$ 8,015	$ 8,302
Mortgage-backed securities and collateralized mortgage obligations	227	372	—
Other investment securities	375	375	375
	$ 6,005	$ 8,762	$ 8,677

The following table presents information regarding the amortized cost, fair value, average yield and maturity structure of the investment portfolio at December 31, 2007.

Investment Securities Composition*

December 31, 2007

(in thousands)

	Amortized Cost	Fair Value	Average Yield
U.S. TREASURY AND AGENCIES			
One year or less	$ 73,187	$ 72,875	3.60%
One to five years	85,632	85,557	4.23%
	158,819	158,432	3.94%
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS:			
One year or less	9,962	10,057	3.92%
One to five years	53,363	53,651	3.77%
Five to ten years	107,498	107,616	3.89%
Over ten years	4,024	4,093	4.39%
	174,847	175,417	3.87%
OTHER DEBT SECURITIES			
One to five years	526	487	7.33%
Over ten years	500	480	9.00%
	1,026	967	8.16%
Serial Maturities	670,342	672,572	5.75%
Other investment securities	52,371	49,394	5.00%
Total securities	$1,057,405	$1,056,782	5.13%

*Weighted average yields are stated on a federal tax-equivalent basis of 35%. Weighted average yields for available-for-sale investments have been calculated on an amortized cost basis.

The mortgage-related securities in "Serial Maturities" in the table above include both pooled mortgage-backed issues and high-quality collaterized mortgage obligation structures, with an average duration of 4.9 years. These mortgage-related securities provide yield spread to U.S. Treasury or agency securities; however, the cash flows arising from them can be volatile due to refinancing of the underlying mortgage loans.

Equity securities in "Other Investment Securities" in the table above at December 31, 2007 consisted principally of investments in two mutual funds comprised largely of mortgage-related securities, although the funds may also invest in U.S. government or agency securities, bank certificates of deposit insured by the FDIC or repurchase agreements.

Because the Bank has the ability and intent to hold these investments until a market price recovery or to maturity, none of the investment securities are considered other than temporarily impaired. Additional information about the investment securities portfolio is provided in Note 4 of the *Notes to Consolidated Financial Statements* in Item 8 below.

LOANS AND LEASES

Total loans and leases outstanding at December 31, 2007 were $6.1 billion, an increase of $693.8 million, or 13%, from year-end 2006. The growth in loans was due to the North Bay acquisition ($443.0 million of loans as of the acquisition date) and organic loan growth of $250.8 million, or 5%, primarily in the Oregon/Washington region.

The Bank provides a wide variety of credit services to its customers, including construction loans, commercial lines of credit, secured and unsecured commercial loans, commercial real estate loans, residential mortgage loans, home equity credit lines, consumer loans and commercial leases. Loans are principally made on a secured basis to customers who reside, own property or operate businesses within the Bank's principal market area.

The following table presents the composition of the loan portfolio as of December 31 for each of the last five years:

Loan Portfolio Composition

As of December 31,

(in thousands)

	2007		2006		2005		2004		2003	
Type of Loan	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
Real estate secured loans:										
Construction	$1,202,173	19.9%	$1,189,090	22.2%	$ 638,555	16.3%	$ 481,836	13.9%	$ 232,792	11.6%
Mortgage	582,771	9.6%	523,715	9.8%	427,877	10.9%	445,976	12.9%	259,316	12.9%
Commercial and agricultural	3,012,743	49.7%	2,649,468	49.4%	2,019,623	51.5%	1,700,634	49.0%	854,588	42.7%
Total real estate loans	4,797,687	79.2%	4,362,273	81.4%	3,086,055	78.7%	2,628,446	75.8%	1,346,696	67.2%
Commercial and agricultural	1,169,939	19.3%	924,917	17.2%	753,131	19.3%	733,876	21.2%	566,092	28.3%
Leases	40,207	0.7%	22,870	0.4%	17,385	0.4%	18,351	0.5%	10,918	0.5%
Installment and other	59,091	1.0%	63,262	1.2%	76,128	1.9%	98,406	2.8%	86,787	4.3%
Deferred loan fees, net	(11,289)	–0.2%	(11,460)	–0.2%	(11,068)	–0.3%	(11,175)	–0.3%	(6,906)	–0.3%
Total loans	$6,055,635	100.0%	$5,361,862	100.0%	$3,921,631	100.0%	$3,467,904	100.0%	$2,003,587	100.0%

The following table presents the concentration distribution of our loan portfolio by major type:

Loan Concentrations

As of December 31, 2007 and 2006

(in thousands)

	2007		2006	
	Amount	Percentage	Amount	Percentage
Construction and land development	$1,202,173	19.9%	$1,189,090	22.2%
Farmland	94,687	1.6%	77,283	1.4%
Home equity credit lines	196,895	3.3%	152,962	2.9%
Single family first lien mortgage	200,570	3.3%	178,159	3.3%
Single family second lien mortgage	29,451	0.5%	30,554	0.6%
Multifamily	155,855	2.6%	162,040	3.0%
Commercial real estate	2,918,056	48.0%	2,572,185	48.0%
Total real estate secured	4,797,687	79.2%	4,362,273	81.4%
Commercial and industrial	1,108,774	18.3%	874,264	16.3%
Agricultural production	61,165	1.0%	50,653	0.9%
Consumer	37,865	0.6%	42,417	0.8%
Leases	40,207	0.7%	22,870	0.4%
Other	21,226	0.4%	20,845	0.4%
Deferred loan fees, net	(11,289)	-0.2%	(11,460)	-0.2%
Total loans	$6,055,635	100.0%	$5,361,862	100.0%

Commercial, agriculture and construction loans are the most sensitive to interest rate changes. The following table presents the maturity distribution of our commercial and construction loan portfolios and the sensitivity of these loans to changes in interest rates as of December 31, 2007:

Maturities and Sensitivities of Loans to Changes in Interest Rates
(in thousands)

	By Maturity				Loans Over One Year by Rate Sensitivity	
	One Year or Less	One Through Five Years	Over Five Years	Total	Fixed Rate	Floating Rate
Commercial and Agriculture	$ 504,314	$446,597	$219,028	$1,169,939	$324,035	$341,590
Real Estate—construction	980,332	134,031	87,810	1,202,173	87,728	134,113
	$1,484,646	$580,628	$306,838	$2,372,112	$411,763	$475,703

ASSET QUALITY AND NON-PERFORMING ASSETS

We manage asset quality and control credit risk through diversification of the loan portfolio and the application of policies designed to promote sound underwriting and loan monitoring practices. The Bank's Credit Quality Group is charged with monitoring asset quality, establishing credit policies and procedures and enforcing the consistent application of these policies and procedures across the Bank. The provision for loan and lease losses charged to earnings is based upon management's judgment of the amount necessary to maintain the allowance at a level adequate to absorb probable incurred losses. The amount of provision charge is dependent upon many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of loan portfolio quality, general economic conditions that can impact the value of collateral, and other trends. The evaluation of these factors is performed through an analysis of the adequacy of the allowance for loan and lease losses. Reviews of non-performing, past due loans and larger credits, designed to identify potential charges to the allowance for loan and lease losses, and to determine the adequacy of the allowance, are conducted on a quarterly basis. These reviews consider such factors as the financial strength of borrowers, the value of the applicable collateral, loan loss experience, estimated loan losses, growth in the loan portfolio, prevailing economic conditions and other factors. Additional information regarding the methodology used in determining the adequacy of the allowance for loan and lease losses is contained in Part I Item 1 of this report in the section titled *Lending and Credit Functions.*

Non-performing loans, which include non-accrual loans and accruing loans past due over 90 days totaled $91.1 million or 1.50% of total loans as of December 31, 2007, as compared to $9.1 million, or 0.17% of total loans, at December 31, 2006. Non-performing assets, which include non-performing loans and foreclosed real estate ("other real estate owned"), totaled $98.0 million, or 1.18% of total assets as of December 31, 2007, compared with $9.1 million, or 0.12% of total assets as of December 31, 2006. The increase in non-performing assets in 2007 related primarily to the housing market downturn and its impact on our residential development portfolio.

Loans are classified as non-accrual when collection of principal or interest is doubtful—generally if they are past due as to maturity or payment of principal or interest by 90 days or more—unless such loans are well-secured and in the process of collection. Additionally, all loans that are "impaired" in accordance with SFAS No. 114, *Accounting by Creditors for the Impairment of a Loan*, are considered for non-accrual status. These loans will typically remain on non-accrual status until all principal and interest payments are brought current and the prospects for future payments in accordance with the loan agreement appear relatively certain. Foreclosed properties held as other real estate owned are recorded at the lower of the recorded investment in the loan or market value of the property less expected selling costs. Other real estate owned at December 31, 2007 totaled $6.9 million and consisted of nine properties.

The following table summarizes our non-performing assets as of December 31 for each of the last five years.

Non-Performing Assets
As of December 31,
(in thousands)

	2007	2006	2005	2004	2003
Loans on nonaccrual status	$81,317	$ 8,629	$ 5,953	$21,836	$10,498
Loans past due 90 days or more and accruing	9,782	429	487	737	927
Total non-performing loans	91,099	9,058	6,440	22,573	11,425
Other real estate owned	6,943	—	1,123	979	2,529
Total non-performing assets	$ 98,042	$ 9,058	$ 7,563	$23,552	$13,954
Allowance for loan and lease losses	$84,904	$60,090	$43,885	$44,229	$25,352
Reserve for unfunded commitments	1,182	1,313	1,601	1,338	—
Allowance for credit losses	$86,086	$61,403	$45,486	$45,567	$25,352
ASSET QUALITY RATIOS:					
Non-performing assets to total assets	1.18%	0.12%	0.14%	0.48%	0.47%
Non-performing loans to total loans	1.50%	0.17%	0.16%	0.65%	0.57%
Allowance for loan and lease losses to total loans	1.40%	1.12%	1.12%	1.28%	1.27%
Allowance for credit losses to total loans	1.42%	1.15%	1.16%	1.31%	1.27%
Allowance for credit losses to total non-performing loans	94%	678%	706%	202%	222%

At December 31, 2007, there were no loans classified as restructured as compared to $8.0 million at December 31, 2006. The restructurings were granted in response to borrower financial difficulty, and generally provide for a temporary modification of loan repayment terms. Substantially all of the restructured loans as of December 31, 2006 were classified as impaired. No restructured loans were included as non-accrual loans in the table above at December 31, 2007 and 2006.

A decline in the economic conditions in our general market areas or other factors could adversely impact individual borrowers or the loan portfolio in general. Accordingly, there can be no assurance that loans will not become 90 days or more past due, become impaired or placed on non-accrual status, restructured or transferred to other real estate owned in the future.

Additional information about the loan portfolio is provided in Note 5 of the *Notes to Consolidated Financial Statements* in Item 8 below.

ALLOWANCE FOR LOAN AND LEASE LOSSES AND RESERVE FOR UNFUNDED COMMITMENTS

The allowance for loan and lease losses ("ALLL") totaled $84.9 million and $60.1 million at December 31, 2007 and 2006, respectively. The increase in the allowance for loan and lease losses as of December 31, 2007 is principally attributable to an increase in provision for loan and lease losses in excess of charge-offs.

The following table sets forth the allocation of the allowance for loan and lease losses:

Allowance for loan and lease losses Composition
As of December 31,
(in thousands)

	2007	2006	2005	2004	2003
Commercial	$19,513	$14,161	$11,230	$12,334	$11,091
Real estate	60,840	44,179	30,137	29,464	12,689
Loans to individuals and overdrafts	504	603	669	1,126	1,225
Unallocated	4,047	1,147	1,849	1,305	347
Allowance for loan and lease losses	$84,904	$60,090	$43,885	$44,229	$25,352

The unallocated portion of ALLL provides for coverage of credit losses inherent in the loan portfolio but not provided for in other components of ALLL analysis, and acknowledges the inherent imprecision of all loss prediction models. The increase in unallocated ALLL resulted from management's evaluation of existing general business and economic conditions, and declining credit quality and collateral value trends in the residential housing segment. Additionally the ALLL composition should not be interpreted as an indication of specific amounts or loan categories in which future charge-offs may occur.

The following table provides a summary of activity in the ALLL by major loan type for each of the five years ended December 31:

Activity in the Allowance for loan and lease losses
Years Ended December 31,
(in thousands)

	2007	2006	2005	2004	2003
Balance at beginning of year	$ 60,090	$43,885	$44,229	$25,352	$24,731
Loans charged off:					
Real estate	(21,340)	(734)	(132)	(42)	(15)
Commercial	(2,030)	(2,135)	(6,538)	(5,244)	(5,429)
Consumer and other	(1,360)	(1,336)	(1,082)	(1,143)	(633)
Total loans charged off	(24,730)	(4,205)	(7,752)	(6,429)	(6,077)
Recoveries:					
Real Estate	1,250	897	32	292	123
Commercial	785	1,916	4,344	1,292	1,761
Consumer and other	701	818	564	360	264
Total recoveries	2,736	3,631	4,940	1,944	2,148
Net charge-offs	(21,994)	(574)	(2,812)	(4,485)	(3,929)
Addition incident to mergers	5,078	14,227	—	17,257	—
Reclassification(1)	—	—	—	(1,216)	—
Provision charged to operations	41,730	2,552	2,468	7,321	4,550
Balance at end of year	$ 84,904	$60,090	$43,885	$44,229	$25,352
Ratio of net charge-offs to average loans	0.38%	0.01%	0.08%	0.17%	0.21%
Ratio of provision to average loans	0.72%	0.05%	0.07%	0.27%	0.24%
Recoveries as a percentage of charge-offs	11%	86%	64%	30%	35%

(1) Reflects amount of allowance related to unfunded commitments, which was reclassified during the third quarter of 2004.

The significant increase in real estate loans charged off over previous years was due to significant slowdown in the housing industry which primarily affected our Northern California residential development portfolio.

The following table presents a summary of activity in the reserve for unfunded commitments ("RUC"):

Summary of Reserve for Unfunded Commitments Activity
Years Ended December 31,
(in thousands)

	2007	2006	2005
Balance, beginning of year	$1,313	$1,601	$1,338
Acquisition	134	382	—
Net (decrease) increase charged to other expenses	(265)	(670)	263
Balance, end of year	$1,182	$1,313	$1,601

We believe that the ALLL and RUC at December 31, 2007 are sufficient to absorb losses inherent in the loan portfolio and credit commitments outstanding as of that date, respectively, based on the best information available. This assessment, based in part on historical levels of net charge-offs, loan growth, and a detailed review of the quality of the loan portfolio, involves uncertainty and judgment; therefore, the adequacy of the ALLL and RUC cannot be determined with precision and may be subject to change in future periods. In addition, bank regulatory authorities, as part of their periodic examination of the Bank, may require additional charges to the provision for loan and lease losses in future periods if warranted as a result of their review.

MORTGAGE SERVICING RIGHTS

The following table presents the key elements of our mortgage servicing rights asset as of December 31, 2007, 2006 and 2005:

Summary of Mortgage Servicing Rights
Years Ended December 31,
(in thousands)

	2007	2006	2005
Balance, beginning of year(1)	$ 9,952	$ 10,890	$ 11,154
Additions for new mortgage servicing rights capitalized	892	1,487	3,318
Changes in fair value:			
Due to changes in model inputs or assumptions(2)	595	—	—
Other(3)	(1,351)	—	—
Amortization of servicing rights	—	(1,198)	(2,000)
Impairment charge	—	(1,227)	(1,582)
Balance, end of year	$ 10,088	$ 9,952	$ 10,890
Balance of loans serviced for others	$870,680	$955,444	$1,016,092
MSR as a percentage of serviced loans	1.16%	1.04%	1.07%

(1) Represents fair value as of December 31, 2006 and amortized cost as of December 31, 2005 and 2004. The fair value as of December 31, 2005 and 2004 was $10.9 million and $11.5 million, respectively.

(2) Principally reflects changes in discount rates and prepayment speed assumptions, which are primarily affected by changes in interest rates.

(3) Represents changes due to collection/realization of expected cash flows over time.

As of December 31, 2007, we serviced residential mortgage loans for others with an aggregate outstanding principal balance of $870.7 million for which servicing assets have been recorded. Prior to the adoption of SFAS No.156 on January 1, 2007, the servicing asset recorded at the time of sale was amortized over the term of, and in proportion to, net servicing revenues. Subsequent to adoption, the mortgage servicing rights are adjusted to fair value quarterly with the change recorded in mortgage banking revenue.

The value of mortgage servicing rights is impacted by market rates for mortgage loans. Historically low market rates can cause prepayments to increase as a result of refinancing activity. To the extent loans are prepaid sooner than estimated at the time servicing assets are originally recorded, it is possible that certain mortgage servicing rights assets may decrease in value. Generally, the fair value of our mortgage servicing rights will increase as market rates for mortgage loans rise and decrease if market rates fall. We have started hedging the fair value change of the MSR portfolio starting in the fourth quarter of 2007 with a goal of minimizing the volatility to earnings.

GOODWILL AND OTHER INTANGIBLE ASSETS

At December 31, 2007, we had goodwill and other intangible assets of $723.3 million and $41.6 million, respectively, as compared to $645.9 million and $33.6 million, respectively, at year-end 2006. This increase in goodwill and other intangible assets is principally attributed to the North Bay acquisition. The goodwill recorded in connection with the North Bay acquisition represented the excess of the purchase price over the estimated fair value of the net assets acquired. A portion of the purchase price was allocated to the value of North Bay's core deposits, which included all deposits except certificates of deposit, and merchant servicing portfolio. The value of the other intangible assets recorded in connection with the North Bay acquisition was determined by a third party based on the net present value of future cash flows for the merchant servicing portfolio and an analysis of the cost differential between the core deposits and alternative funding sources for the core deposit intangible.

We amortize other intangible assets on an accelerated or straight-line basis over an estimated ten to fifteen year life. Substantially all of the goodwill is associated with our community banking operations. We evaluate goodwill for possible impairment on a quarterly basis and there were no impairments recorded for the years ended December 31, 2007, 2006 or 2005. Additional information regarding our accounting for goodwill and other intangible assets is included in Notes 1, 2 and 8 of the *Notes to Consolidated Financial Statements* in Item 8 below.

DEPOSITS

Total deposits were $6.6 billion at December 31, 2007, an increase of $749.0 million, or 13%, from the prior year-end. The growth in deposits was principally due to the North Bay acquisition ($462.6 million of deposits as of the acquisition date). Organic deposit growth during 2007 was $286.4 million (5% organic growth), primarily in the Oregon/Washington region. Management attributes this growth to ongoing business development and marketing efforts in our service markets. Information on average deposit balances and average rates paid is included under the *Net Interest Income* section of this report. Additional information regarding deposits is included in Note 11 of the *Notes to Consolidated Financial Statements* in Item 8 below.

The following table presents the deposit balances by major category as of December 31:

Deposits
As of December 31,
(in thousands)

	2007		2006	
	Amount	Percentage	Amount	Percentage
Non-interest bearing	$1,272,872	19%	$1,222,107	21%
Interest bearing demand	820,122	12%	725,127	12%
Savings and money market	2,538,252	40%	2,133,497	37%
Time, $100,000 or greater	1,138,538	17%	898,617	15%
Time, less than $100,000	819,542	12%	860,946	15%
Total	$6,589,326	100%	$5,840,294	100%

The following table presents the deposit balances by region as of December 31:

Deposits by Region
(in thousands)

	2007		2006	
	Amount	Mix	Amount	Mix
DEPOSITS BY REGION:				
Oregon/Washington	$3,700,419	56%	$3,500,965	60%
California	2,888,907	44%	2,339,329	40%
Total Deposits	$6,589,326	100%	$5,840,294	100%
CORE DEPOSITS:(1)				
Oregon/Washington	$3,137,684	58%	$3,030,449	61%
California	2,313,104	42%	1,911,228	39%
Total Core deposits	$5,450,788	100%	$4,941,677	100%
% of total deposits	83%		85%	

(1) Core deposits are defined as total deposits less time deposits greater than $100,000.

The following table presents the scheduled maturities of time deposits of $100,000 and greater as of December 31, 2007:

Maturities of Time Deposits of $100,000 and Greater
(in thousands)

Three months or less	$ 461,643
Three months to six months	359,165
Six months to one year	247,442
Over one year	70,288
Total	$1,138,538

BORROWINGS

At December 31, 2007, the Bank had outstanding $36.3 million of securities sold under agreements to repurchase and $69.5 million of federal funds purchased. Additional information regarding securities sold under agreements to repurchase and federal funds purchased is provided in Notes 12 and 13 of *Notes to Consolidated Financial Statements* in Item 8 below.

At December 31, 2007, the Bank had outstanding term debt of $73.9 million. Advances from the Federal Home Loan Bank ("FHLB") amounted to $73.1 million of the total and are secured by investment securities and residential mortgage loans. The FHLB advances outstanding at December 31, 2007 had fixed interest rates ranging from 3.25% to 7.44% and $42.0 million, or 57%, mature prior to December 31, 2008, while another $30.0 million, or 41%, mature prior to December 31, 2009. Management expects continued use of FHLB advances as a source of short and long-term funding. Additional information regarding term debt is provided in Note 14 of *Notes to Consolidated Financial Statements* in Item 8 below.

JUNIOR SUBORDINATED DEBENTURES

We had junior subordinated debentures with carrying values of $236.4 million and $203.7 million, respectively, at December 31, 2007 and 2006. Umpqua early adopted SFAS No. 159 and selected the fair value measurement option for certain junior subordinated debentures not acquired through acquisitions and new junior subordinated debentures issued in 2007.

At December 31, 2007, approximately $191.8 million, or 83% of the total issued amount, had interest rates that are adjustable on a quarterly basis based on a spread over LIBOR. Although any increases in short-term market interest rates will increase the interest expense for junior subordinated debentures, we believe that other attributes of our balance sheet will serve to mitigate the impact to net interest income on a consolidated basis.

All of the debentures issued to the Trusts, less the common stock of the Trusts, qualified as Tier 1 capital as of December 31, 2007, under guidance issued by the Board of Governors of the Federal Reserve System. Additional information regarding the terms of the junior subordinated debentures, including maturity/redemption dates, interest rates and the adoption of SFAS No. 159, is included in Note 15 of the *Notes to Consolidated Financial Statements* in Item 8 below.

LIQUIDITY AND CASH FLOW

The principal objective of our liquidity management program is to maintain the Bank's ability to meet the day-to-day cash flow requirements of our customers who either wish to withdraw funds or to draw upon credit facilities to meet their cash needs.

We monitor the sources and uses of funds on a daily basis to maintain an acceptable liquidity position. In addition to liquidity from core deposits and the repayments and maturities of loans and investment securities, the Bank can utilize established uncommitted federal funds lines of credit, sell securities under agreements to repurchase, borrow on a secured basis from the FHLB or issue brokered certificates of deposit.

The Bank had available lines of credit with the FHLB totaling $1.6 billion at December 31, 2007. The Bank had uncommitted federal funds line of credit agreements with additional financial institutions totaling $240.0 million at December 31, 2007. Availability of the lines is subject to federal funds balances available for loan and continued borrower eligibility. These lines are intended to support short-term liquidity needs, and the agreements may restrict the consecutive day usage.

The Company is a separate entity from the Bank and must provide for its own liquidity. Substantially all of the Company's revenues are obtained from dividends declared and paid by the Bank. In 2007, the Bank paid the Company $44.0 million in dividends to fund regular operations. The Bank also paid the Company $60.0 million in special dividends in 2007 to fund share repurchases. There are statutory and regulatory provisions that could limit the ability of the Bank to pay dividends to the Company. We believe that such restrictions will not have an adverse impact on the ability of the Company to fund its quarterly cash dividend distributions to shareholders and meet its ongoing cash obligations, which consist principally of debt service on the $230.1 million (issued amount) of outstanding junior subordinated debentures. As of December 31, 2007, the Company did not have any borrowing arrangements of its own.

As disclosed in the *Consolidated Statements of Cash Flows* in Item 8 of this report, net cash provided by operating activities was $79.7 million during 2007. The principal source of cash provided by operating activities was net income. Net cash of $426.1 million used in investing activities consisted principally of $292.6 million of net loan growth and purchases of $372.2 million of investment securities available for sale, partially offset by sales and maturities of investment securities of $140.2 million, cash acquired in the North Bay merger, net of cash consideration paid, of $78.7 million and proceeds on sales of other real estate owned of $17.9 million. The $202.8 million of cash provided by financing activities primarily consisted of $286.3 million of net deposit increases, $60.0 million in proceeds on issuance of junior subordinated debentures and $69.5 million increase in Fed funds purchased, partially offset by financing outflows related to stock repurchases of $96.3 million, dividends payment of $43.5 million, and repayment of $36.1 million of junior subordinated debentures and $34.7 million of term loans.

OFF-BALANCE-SHEET ARRANGEMENTS

Information regarding Off-Balance-Sheet Arrangements is included in Note 17 of the *Notes to Consolidated Financial Statements.*

The following table presents a summary of significant contractual obligations extending beyond one year as of December 31, 2007 and maturing as indicated:

Future Contractual Obligations
As of December 31, 2007
(in thousands)

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
Term debt	$42,000	$30,000	$ —	$ 1,694	$ 73,694
Junior subordinated debentures	—	—	—	230,061	230,061
Operating leases, net of subleases	10,583	18,004	15,105	30,899	74,591
Other long-term liabilities(1)	4,852	5,149	4,384	41,898	56,283
Total contractual obligations	$57,435	$53,153	$19,489	$304,552	$434,629

(1) Include maximum payments related to employee benefit plans, assuming all future vesting conditions are met. Additional information about employee benefit plans is provided in Note 16 of the *Notes to Consolidated Financial Statements* in Item 8 below.

The table above does not include deposit liabilities, interest payments or purchase accounting adjustments related to term debt or junior subordinated debentures.

Although we expect the Bank's and the Company's liquidity positions to remain satisfactory during 2008, there is significant competition for bank deposits. It is possible that our deposit growth for 2008 may not be maintained at previous levels due to increased pricing pressure or, in order to generate deposit growth, our pricing may need to be adjusted in a manner that results in increased interest expense on deposits.

CONCENTRATIONS OF CREDIT RISK

Information regarding Concentrations of Credit Risk is included in Notes 3, 5, and 17 of the *Notes to Consolidated Financial Statements.*

CAPITAL RESOURCES

Shareholders' equity at December 31, 2007 was $1.2 billion, an increase of $83.7 million, or 7%, from December 31, 2006. The increase in shareholders' equity during 2007 was principally due to the issuance of shares in connection with the North Bay acquisition valued at $142.1 million, shares issued in connection with stock plans and related tax benefit of $9.4 million, and retention of $18.8 million, or approximately 30%, of net income for the year, partially offset by stock repurchases of $96.3 million.

The Federal Reserve Board has in place guidelines for risk-based capital requirements applicable to U.S. banks and bank/financial holding companies. These risk-based capital guidelines take into consideration risk factors, as defined by regulation, associated with various categories of assets, both on and off-balance sheet. Under the guidelines, capital strength is measured in two tiers, which are used in conjunction with risk-adjusted assets to determine the risk-based capital ratios. The guidelines require an 8% total risk-based capital ratio, of which 4% must be Tier I capital. Our consolidated Tier I capital, which consists of shareholders' equity and qualifying trust-preferred securities, less other comprehensive income, goodwill and deposit-based intangibles, totaled $695.7 million at December 31, 2007. Tier II capital components include all, or a portion of, the allowance for loan and lease losses and the portion of trust preferred securities in excess of Tier I statutory limits. The total of Tier I capital plus Tier II capital components is referred to as Total Risk-Based Capital, and was $771.9 million at December 31, 2007. The percentage ratios, as calculated under the guidelines, were 9.82% and 10.89% for Tier I and Total Risk-Based Capital, respectively, at December 31, 2007.

A minimum leverage ratio is required in addition to the risk-based capital standards and is defined as period-end shareholders' equity and qualifying trust preferred securities, less other comprehensive income, goodwill and deposit-based intangibles, divided by average assets as adjusted for goodwill and other intangible assets. Although a minimum leverage ratio of 4% is required for the highest-rated financial holding companies that are not undertaking significant expansion programs, the Federal Reserve Board may require a financial holding company to maintain a leverage ratio greater than 4% if it is experiencing or anticipating significant growth or is operating with less than well-diversified risks in the opinion of the Federal Reserve Board. The Federal Reserve Board uses the leverage and risk-based capital ratios to assess capital adequacy of banks and financial holding companies. Our consolidated leverage ratios at December 31, 2007 and 2006 were 9.24%, and 10.28%, respectively. As of December 31, 2007, the most recent notification from the FDIC categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's regulatory capital category.

At December 31, 2007, all three of the capital ratios of the Bank exceeded the minimum ratios required by federal regulation. Management monitors these ratios on a regular basis to ensure that the Bank remains within regulatory guidelines. Further information regarding the actual and required capital ratios is provided in Note 19 of the *Notes to Consolidated Financial Statements* in Item 8 below.

During the third and fourth quarter of 2007, Umpqua's Board of Directors increased the quarterly cash dividend rate to $0.19 from $0.18 per share, which was the rate paid, in the first and second quarters of 2007. This increase was made pursuant to our existing dividend policy and in consideration of, among other things, earnings, regulatory capital levels and expected asset growth. The payment of cash dividends is subject to regulatory limitations as described under the *Supervision and Regulation* section of Part I of this report. There is no assurance that future cash dividends will be declared or increased. The following table presents cash dividends declared and dividend payout ratios (dividends declared per share divided by basic earnings per share) for the years ended December 31, 2007, 2006 and 2005:

Cash Dividends and Payout Ratios

	2007	2006	2005
Dividend declared per share	$0.74	$0.60	$0.32
Dividend payout ratio	70%	37%	20%

On April 19, 2007, the Company announced that the Board of Directors approved an expansion of the common stock repurchase plan, increasing the repurchase limit to 6.0 million shares and extending the plan's expiration date from June 30, 2007 to June 30, 2009. As of December 31, 2007, a total of 1.5 million shares remained available for repurchase. There were no shares repurchased in open market transactions during the fourth quarter of 2007. The timing and amount of future repurchases will depend upon the market price for our common stock, securities laws restricting repurchases, asset growth, earnings and our capital plan. In addition, our stock plans provide that option and award holders may pay for the exercise price and tax withholdings in part or whole by tendering previously held shares.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The absolute level and volatility of interest rates can have a significant impact on our profitability. The objective of interest rate risk management is to identify and manage the sensitivity of net interest income to changing interest rates to achieve our overall financial objectives. Based on economic conditions, asset quality and various other considerations, management establishes tolerance ranges for interest rate sensitivity and manages within these ranges. Net interest income and the fair value of financial instruments are greatly influenced by changes in the level of interest rates. We manage exposure to fluctuations in interest rates through policies that are established by the Asset/Liability Management Committee ("ALCO"). The ALCO meets monthly and has responsibility for developing asset/liability management policy, formulating and implementing strategies to improve balance sheet positioning and earnings and reviewing interest rate sensitivity. The Board of Directors' Loan and Investment Committee provides oversight of the asset/liability management process, reviews the results of the interest rate risk analyses prepared for the ALCO and approves the asset/liability policy on an annual basis.

Management utilizes an interest rate simulation model to estimate the sensitivity of net interest income to changes in market interest rates. Such estimates are based upon a number of assumptions for each scenario, including the level of balance sheet growth, deposit repricing characteristics and the rate of prepayments. Interest rate sensitivity is a function of the repricing characteristics of our interest-earning assets and interest-bearing liabilities. These repricing characteristics are the time frames within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on the maturity structure of assets and liabilities and their repricing characteristics during periods of changes in market interest rates. Effective interest rate sensitivity management seeks to ensure that both assets and liabilities respond to changes in interest rates within an acceptable timeframe, thereby minimizing the impact of interest rate changes on net interest income. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities at a point in time that are subject to repricing at various time horizons: immediate to three months, four to twelve months, one to five years, over five years, and on a cumulative basis. The differences are known as interest sensitivity gaps. The table below sets forth interest sensitivity gaps for these different intervals as of December 31, 2007.

Interest Sensitivity Gap
(in thousands)

	By Repricing Interval					
	0-3 Months	4-12 Months	1-5 Years	Over 5 Years	Non-Rate-Sensitive	Total
ASSETS						
Temporary Investments	$ 3,288	$ —	$ —	$ —	$ —	$ 3,288
Trading account assets	2,837	—	—	—	—	2,837
Securities available-for-sale	157,023	177,309	436,016	292,884	(12,476)	1,050,756
Securities held-to-maturity	2,522	1,425	1,973	72	13	6,005
Loans and loans held for sale	2,353,187	936,448	2,428,587	357,252	(6,792)	6,068,682
Non-interest-earning assets	—	—	—	—	1,208,485	1,208,485
Total assets	2,518,857	1,115,182	2,866,576	650,208	1,189,230	$8,340,053
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing demand deposits	820,122	—	—	—	—	$ 820,122
Savings and money-market deposits	2,538,252	—	—	—	—	2,538,252
Time deposits	715,195	1,087,381	152,645	3,497	(638)	1,958,080
Securities sold under agreements to repurchase	36,294	—	—	—	—	36,294
Federal funds purchased	69,500	—	—	—	—	69,500
Term debt	50	42,154	30,960	704	59	73,927
Junior subordinated debentures	189,422	27,836	—	10,465	8,643	236,366
Non-interest bearing liabilities and shareholders' equity	—	—	—	—	2,607,512	2,607,512
Total liabilities and shareholders' equity	4,368,835	1,157,371	183,605	14,666	2,615,576	$8,340,053
Interest rate sensitivity gap	(1,849,978)	(42,189)	2,682,971	635,542	(1,426,346)	—
Cumulative interest rate sensitivity gap	$(1,849,978)	$(1,892,167)	$ 790,804	$1,426,346	$ —	
Cumulative gap as a % of earning assets	–25.9%	–26.5%	11.1%	20.0%		

Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly, while the timing of repricing for both the asset and the liability remains the same, thus impacting net interest income. This characteristic is referred to as basis risk and generally relates to the possibility that the repricing characteristics of short-term assets tied to the prime rate are different from those of short-term funding sources such as certificates of deposit. Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities that are not reflected in the interest rate sensitivity analysis. These prepayments may have a significant impact on our net interest margin. Because of these factors, an interest sensitivity gap analysis may not provide an accurate assessment of our exposure to changes in interest rates.

We utilize an interest rate simulation model to monitor and evaluate the impact of changing interest rates on net interest income. The estimated impact on our net interest income over a time horizon of one year as of December 31, 2007 is indicated in the table below. For the scenarios shown, the interest rate simulation assumes a parallel and sustained shift in market interest rates ratably over a twelve-month period and no change in the composition or size of the balance sheet. For example, the "up 200 basis points" scenario is based on a theoretical increase in market rates of 16.7 basis points per month for twelve months applied to the balance sheet of December 31 for each respective year.

Interest Rate Simulation Impact on Net Interest Income
As of December 31,
(dollars in thousands)

	2007		2006		2005	
	Increase (Decrease) in Net Interest Income from Base Scenario	Percentage Change	Increase (Decrease) in Net Interest Income from Base Scenario	Percentage Change	Increase (Decrease) in Net Interest Income from Base Scenario	Percentage Change
Up 200 basis points	$(7,646)	–2.7%	$(2,596)	–0.9%	$ 2,664	1.1%
Up 100 basis points	$(3,868)	–1.4%	$(1,082)	–0.4%	$ 1,482	0.6%
Down 100 basis points	$ 4,622	1.6%	$ 989	0.4%	$(2,147)	–0.9%
Down 200 basis points	$ 5,211	1.8%	$(2,557)	–0.9%	$(5,709)	–2.4%

As of December 31, 2005, we believe our balance sheet was in an "asset-sensitive" position, as the repricing characteristics were such that an increase in market interest rates would have a positive effect on net interest income and a decrease in market interest rates would have negative effect on net interest income. The flattening yield curve and changed mix and pricing characteristics of our balance sheet in 2006 resulted in decreased asset sensitivity from the previous years. At December 31, 2006, we were "liability-sensitive" in three of four scenarios. However, our overall sensitivity in all four scenarios has decreased as compared to prior years indicating a more neutral interest risk position. As of December 31, 2007, we believe our balance sheet was in a "liability-sensitive" position, as the repricing characteristics were such that an increase in market interest rates would have a negative effect on net interest income and a decrease in market interest rates would have positive effect on net interest income. Some of the assumptions made in the simulation model may not materialize and unanticipated events and circumstances will occur. In addition, the simulation model does not take into account any future actions which we could undertake to mitigate an adverse impact due to changes in interest rates from those expected, in the actual level of market interest rates or competitive influences on our deposit base.

A second interest rate sensitivity measure we utilize is the quantification of market value changes for all financial assets and liabilities, given an increase or decrease in market interest rates. This approach provides a longer-term view of interest rate risk, capturing all future expected cash flows. Assets and liabilities with option characteristics are measured based on different interest rate path valuations using statistical rate simulation techniques.

The table below illustrates the effects of various market interest rate changes on the fair values of financial assets and liabilities (excluding mortgage servicing rights) as compared to the corresponding carrying values and fair values:

Interest Rate Simulation Impact on Fair Value of Financial Assets and Liabilities
As of December 31,
(dollars in thousands)

	2007		2006	
	Increase (Decrease) in Estimated Fair Value of Equity	Percentage Change	Increase (Decrease) in Estimated Fair Value of Equity	Percentage Change
Up 200 basis points	$(119,042)	–5.9%	$(72,797)	–4.3%
Up 100 basis points	$ (54,159)	–2.7%	$(34,117)	–2.0%
Down 100 basis points	$ 22,483	1.1%	$ 9,962	0.6%
Down 200 basis points	$ 18,387	0.9%	$ (4,155)	–0.2%

Consistent with the results in the interest rate simulation impact on net interest income, our overall sensitivity to market interest rate changes has increased as compared to 2006.

IMPACT OF INFLATION AND CHANGING PRICES

A financial institution's asset and liability structure is substantially different from that of an industrial firm in that primarily all assets and liabilities of a bank are monetary in nature, with relatively little investment in fixed assets or inventories. Inflation has an important impact on the growth of total assets and the resulting need to increase equity capital at higher than normal rates in order to maintain appropriate capital ratios. We believe that the impact of inflation on financial results depends on management's ability to react to changes in interest rates and, by such reaction, reduce the inflationary impact on performance. We have an asset/liability management program which attempts to manage interest rate sensitivity. In addition, periodic reviews of banking services and products are conducted to adjust pricing in view of current and expected costs.

Our financial statements included in Item 8 below have been prepared in accordance with accounting principles generally accepted in the United States, which requires us to measure financial position and operating results principally in terms of historic dollars. Changes in the relative value of money due to inflation or recession are generally not considered. The primary effect of inflation on our results of operations is through increased operating costs, such as compensation, occupancy and business development expenses. In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the rate of inflation. Although interest rates are greatly influenced by changes in the inflation rate, they do not necessarily change at the same rate or in the same magnitude as the inflation rate. Interest rates are highly sensitive to many factors that are beyond our control, including U.S. fiscal and monetary policy and general national and global economic conditions.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Umpqua Holdings Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Umpqua Holdings Corporation and Subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. We also have audited the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risks. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Umpqua Holdings Corporation and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Umpqua Holdings Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Moss Adams LLP

Portland, Oregon
February 26, 2008

UMPQUA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
(in thousands, except shares)

	2007	2006
ASSETS		
Cash and due from banks	$ 188,782	$ 169,769
Temporary investments	3,288	165,879
Total cash and cash equivalents	192,070	335,648
Investment securities		
Trading	2,837	4,204
Available for sale, at fair value	1,050,756	715,187
Held to maturity, at amortized cost	6,005	8,762
Loans held for sale	13,047	16,053
Loans and leases	6,055,635	5,361,862
Allowance for loan and lease losses	(84,904)	(60,090)
Net loans and leases	5,970,731	5,301,772
Restricted equity securities	15,273	15,255
Premises and equipment, net	106,267	101,830
Goodwill and other intangible assets, net	764,906	679,493
Mortgage servicing rights, net	10,088	9,952
Other assets	208,073	156,080
Total assets	$8,340,053	$7,344,236
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest bearing	$1,272,872	$1,222,107
Interest bearing	5,316,454	4,618,187
Total deposits	6,589,326	5,840,294
Securities sold under agreements to repurchase	36,294	47,985
Federal funds purchased	69,500	—
Term debt	73,927	9,513
Junior subordinated debentures, at fair value	131,686	—
Junior subordinated debentures, at amortized cost	104,680	203,688
Other liabilities	94,702	86,545
Total liabilities	7,100,115	6,188,025
COMMITMENTS AND CONTINGENCIES (NOTE 17)		
SHAREHOLDERS' EQUITY		
Preferred stock, no par value, 2,000,000 shares authorized; none issued and outstanding	—	—
Common stock, no par value, 100,000,000 shares authorized; issued and outstanding: 59,980,161 in 2007 and 58,080,171 in 2006	988,780	930,867
Retained earnings	251,545	234,783
Accumulated other comprehensive loss	(387)	(9,439)
Total shareholders' equity	1,239,938	1,156,211
Total liabilities and shareholders' equity	$8,340,053	$7,344,236

See notes to consolidated financial statements

UMPQUA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2007, 2006 and 2005
(in thousands, except per share amounts)

	2007	2006	2005
INTEREST INCOME			
Interest and fees on loans	$443,939	$372,201	$251,715
Interest and dividends on investment securities			
Taxable	34,891	27,370	26,268
Exempt from federal income tax	5,822	3,882	2,645
Dividends	325	285	164
Interest on temporary investments	3,415	2,203	1,484
Total interest income	488,392	405,941	282,276
INTEREST EXPENSE			
Interest on deposits	180,840	119,881	59,578
Interest on securities sold under agreements to repurchase and federal funds purchased	2,135	6,829	2,207
Interest on term debt	2,642	2,892	659
Interest on junior subordinated debentures	16,821	14,215	10,550
Total interest expense	202,438	143,817	72,994
Net interest income	285,954	262,124	209,282
Provision for Loan and Lease Losses	41,730	2,552	2,468
Net interest income after provision for loan and lease losses	244,224	259,572	206,814
NON-INTEREST INCOME			
Service charges on deposit accounts	32,126	26,975	21,697
Brokerage commissions and fees	10,038	9,649	11,317
Mortgage banking revenue, net	7,791	7,560	6,426
Net (loss) gain on sale of investment securities	(13)	(21)	1,439
Other income	14,883	9,434	6,903
Total non-interest income	64,825	53,597	47,782
NON-INTEREST EXPENSE			
Salaries and employee benefits	112,864	98,840	82,467
Net occupancy and equipment	35,785	31,752	24,693
Communications	7,202	6,352	5,841
Marketing	5,554	5,760	4,564
Services	18,564	15,951	13,245
Supplies	3,627	2,994	2,706
Intangible amortization	6,094	3,728	2,430
Merger related expenses	3,318	4,773	262
Other expenses	21,110	11,799	10,848
Total non-interest expense	214,118	181,949	147,056
Income before provision for income taxes	94,931	131,220	107,540
Provision for income taxes	31,663	46,773	37,805
Net income	$ 63,268	$ 84,447	$ 69,735
BASIC EARNINGS PER SHARE	$ 1.06	$ 1.61	$ 1.57
DILUTED EARNINGS PER SHARE	$ 1.05	$ 1.59	$ 1.55

See notes to consolidated financial statements

UMPQUA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2007, 2006 and 2005
(in thousands, except shares)

	Common Stock				
	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Loss	Total
BALANCE AT JANUARY 1, 2005	44,211,075	$560,611	$128,112	$(1,110)	$ 687,613
Net income			69,735		69,735
Other comprehensive loss, net of tax:					
Unrealized losses on securities arising during the year				(8,799)	(8,799)
Comprehensive income					$ 60,936
Stock-based compensation		693			693
Stock repurchased and retired	(84,185)	(1,904)			(1,904)
Issuances of common stock under stock plans and related tax benefit	429,379	5,179			5,179
Cash dividends ($0.32 per share)			(14,256)		(14,256)
Balance at December 31, 2005	44,556,269	$564,579	$183,591	$(9,909)	$ 738,261
BALANCE AT JANUARY 1, 2006	44,556,269	$564,579	$183,591	$(9,909)	$ 738,261
Net income			84,447		84,447
Other comprehensive income, net of tax:					
Unrealized gains on securities arising during the year				470	470
Comprehensive income					$ 84,917
Stock-based compensation		1,932			1,932
Stock repurchased and retired	(6,142)	(179)			(179)
Issuances of common stock under stock plans and related tax benefit	784,715	10,814			10,814
Stock issued in connection with acquisition	12,745,329	353,721			353,721
Cash dividends ($0.60 per share)			(33,255)		(33,255)
Balance at December 31, 2006	58,080,171	$930,867	$234,783	$(9,439)	$1,156,211
BALANCE AT JANUARY 1, 2007	58,080,171	$930,867	$234,783	$(9,439)	$1,156,211
Adoption of fair value option—junior subordinated debentures			(2,064)		(2,064)
Net income			63,268		63,268
Other comprehensive income, net of tax:					
Unrealized gains on securities arising during the year				9,052	9,052
Comprehensive income					$ 72,320
Stock-based compensation		2,684			2,684
Stock repurchased and retired	(4,061,439)	(96,291)			(96,291)
Issuances of common stock under stock plans and related tax benefit	797,856	9,408			9,408
Stock issued in connection with acquisition	5,163,573	142,112			142,112
Cash dividends ($0.74 per share)			(44,442)		(44,442)
Balance at December 31, 2007	59,980,161	$988,780	$251,545	$ (387)	$1,239,938

See notes to consolidated financial statements

UMPQUA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2007, 2006 and 2005
(in thousands)

	2007	2006	2005
Net income	$63,268	$84,447	$ 69,735
Unrealized gains (losses) arising during the year on investment securities available for sale	15,074	762	(13,226)
Reclassification adjustment for losses (gains) realized in net income, net of tax (benefit of $5 and $8 in 2007 and 2006 and expense of $576 in 2005, respectively)	8	13	(863)
Income tax (expense) benefit related to unrealized gains/losses on investment securities, available for sale	(6,030)	(305)	5,290
Net unrealized gains (losses) on investment securities available for sale	9,052	470	(8,799)
Comprehensive income	$72,320	$84,917	$ 60,936

See notes to consolidated financial statements

UMPQUA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007, 2006 and 2005
(in thousands)

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$63,268	$84,447	$69,735
Adjustments to reconcile net income to net cash provided by operating activities:			
Restricted equity securities stock dividends	(234)	(285)	(164)
Deferred income tax (benefit) expense	(5,080)	(6,143)	7,575
(Accretion) amortization of investment discounts and premiums, net	(373)	1,101	1,150
Loss (gain) on sale of investment securities available-for-sale	13	21	(1,439)
Provision for loan and lease losses	41,730	2,552	2,468
Depreciation, amortization and accretion	12,765	11,331	12,297
Change in fair value of mortgage servicing rights	756	—	—
Change in fair value of junior subordinated debentures	(4,829)	—	—
Stock-based compensation	2,684	1,932	693
Net decrease (increase) in trading account assets	1,367	(1,132)	976
Origination of loans held for sale	(253,647)	(259,767)	(289,277)
Proceeds from sales of loans held for sale	256,830	254,873	299,868
Increase in mortgage servicing rights	(892)	(1,487)	(3,318)
Tax benefits from the exercise of stock options	—	—	2,425
Excess tax benefits from the exercise of stock options	(289)	(1,173)	—
Net (increase) decrease in other assets	(31,347)	27,476	(10,096)
Net (decrease) increase in other liabilities	(3,084)	4,249	7,298
Net cash provided by operating activities	79,638	117,995	100,191
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of investment securities available-for-sale	(372,223)	(60,651)	(175,546)
Sales and maturities of investment securities available-for-sale	137,497	90,841	166,012
Maturities of investment securities held-to-maturity	2,737	2,764	3,169
Redemption of restricted equity securities	5,603	9,322	119
Net loan and lease originations	(315,860)	(437,549)	(478,694)
Proceeds from sales of loans	23,295	23,444	22,945
Proceeds from disposals of furniture and equipment	5,813	247	89
Purchases of premises and equipment	(9,560)	(13,597)	(12,051)
Sales of real estate owned	17,906	1,192	—
Cash acquired in merger, net of cash consideration paid	78,729	36,950	—
Net cash used by investing activities	(426,063)	(347,037)	(473,957)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in deposit liabilities	286,315	539,172	487,610
Net increase (decrease) in Federal funds purchased	69,500	(55,000)	27,000
Net decrease in securities sold under agreements to repurchase	(11,691)	(10,880)	(1,402)
Term debt borrowings	—	600,000	—
Proceeds from the issuance of junior subordinated debentures	60,000	—	—
Repayment of junior subordinated debentures	(36,084)	—	—
Repayment of term debt	(34,685)	(652,634)	(85,188)
Dividends paid on common stock	(43,461)	(28,131)	(11,557)
Excess tax benefits from the exercise of stock options	289	1,173	—
Proceeds from stock options exercised	8,955	9,415	2,754
Retirement of common stock	(96,291)	(179)	(1,904)
Net cash provided by financing activities	202,847	402,936	417,313
Net (decrease) increase in cash and cash equivalents	(143,578)	173,894	43,547
Cash and cash equivalents, beginning of year	335,648	161,754	118,207
Cash and cash equivalents, end of year	$192,070	$335,648	$161,754

UMPQUA HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007, 2006 and 2005
(in thousands)

	2007	2006	2005
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$202,979	$ 137,034	$68,821
Income taxes	$ 50,495	$ 46,084	$19,418
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Change in unrealized gain or loss on available-for-sale securities, net of taxes	$ 9,052	$ 470	$(8,799)
Cash dividend declared and payable after year-end	$ 11,436	$ 10,476	$ 5,352
Transfer of loans to other real estate owned	$ 24,853	$ —	$ 1,190
Acquisitions:			
Assets acquired	$648,877	$1,455,140	$ —
Liabilities assumed	$585,494	$1,138,369	$ —
Net	$ 63,383	$ 316,771	$ —

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2007, 2006 and 2005

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—Umpqua Holdings Corporation (the "Company") is a financial holding company headquartered in Portland, Oregon, that is engaged primarily in the business of commercial and retail banking and the delivery of retail brokerage services. The Company provides a wide range of banking, asset management, mortgage banking and other financial services to corporate, institutional and individual customers through its wholly-owned banking subsidiary Umpqua Bank (the "Bank"). The Company engages in the retail brokerage business through its wholly-owned subsidiary Strand, Atkinson, Williams & York, Inc. ("Strand"). The Company and its subsidiaries are subject to regulation by certain federal and state agencies and undergo periodic examination by these regulatory agencies.

Basis of Financial Statement Presentation—The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and with prevailing practices within the banking and securities industries. In preparing such financial statements, management is required to make certain estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan and lease losses, the valuation of mortgage servicing rights and the valuation of goodwill and other intangible assets.

Consolidation—The accompanying consolidated financial statements include the accounts of the Company, the Bank and Strand. All significant intercompany balances and transactions have been eliminated in consolidation. As of December 31, 2007, the Company had 14 wholly-owned trusts ("Trusts") that were formed to issue trust preferred securities and related common securities of the Trusts. The Company has not consolidated the accounts of the Trusts in its consolidated financial statements in accordance with FASB Interpretation 46R, *Consolidation of Variable Interest Entities*. As a result the junior subordinated debentures issued by the Company to the Trusts, are reflected on the Company's consolidated balance sheet as junior subordinated debentures.

Cash and Cash Equivalents—Cash and cash equivalents include cash and due from banks, and temporary investments which are federal funds sold and interest-bearing balances due from other banks. Cash and cash equivalents generally have a maturity of 90 days or less at the time of purchase.

Trading Account Securities—Debt and equity securities held for resale are classified as trading account securities and reported at fair value. Realized and unrealized gains or losses are recorded in non-interest income.

Investment Securities—Debt securities are classified as *held-to-maturity* if the Company has both the intent and ability to hold those securities to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the effective interest method over their contractual lives.

Securities are classified as *available-for-sale* if the Company intends and has the ability to hold those securities for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available-for-sale are carried at fair value. Unrealized holding gains or losses are included in other comprehensive income as a separate component of shareholders' equity, net of tax. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. Premiums and discounts are amortized or accreted over the life of the related investment security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

Unrealized losses due to fluctuations in the fair value of securities held to maturity or available for sale are recognized through earnings when it is determined that an other-than-temporary decline in value has occurred. The Company assesses other-than-temporary impairment based on the nature of the decline and whether the Company has the ability and intent to hold the investments until a market price recovery. No other-than-temporary impairment losses were recognized in the years ended December 31, 2007, 2006 or 2005. Additional information on investment securities is included in Note 4.

Loans Held for Sale—Loans held for sale includes mortgage loans and are reported at the lower of cost or market value. Cost generally approximates market value, given the short duration of these assets. Gains or losses on the sale of loans that are held for sale are recognized at the time of the sale and determined by the difference between net sale proceeds and the net book value of the loans less the estimated fair value of any retained mortgage servicing rights.

Loans—Loans are stated at the amount of unpaid principal, net of unearned income and any deferred fees or costs. All discounts and premiums are recognized over the estimated life of the loan as yield adjustments. This estimated life is adjusted for prepayments.

Loans are classified as *impaired* when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due, in accordance with the terms of the original loan agreement. The carrying value of impaired loans is based on the present value of expected future cash flows (discounted at each loan's effective interest rate) or, for collateral dependent loans, at fair value of the collateral. If the measurement of each impaired loans' value is less than the recorded investment in the loan, an impairment allowance is created by either charging the provision for loan and lease losses or allocating an existing component of the allowance for loan and lease losses. Additional information on loans is included in Note 5.

Income Recognition on Non-Accrual and Impaired Loans—Loans, including impaired loans, are classified as non-accrual if the collection of principal and interest is doubtful. Generally, this occurs when a loan is past due as to maturity or payment of principal or interest by 90 days or more, unless such loans are well-secured and in the process of collection. If a loan or portion thereof is partially charged-off, the loan is considered impaired and classified as non-accrual. Loans that are less than 90 days past due may also be classified as non-accrual if repayment in full of principal and/or interest is in doubt.

When a loan is classified as non-accrual, all uncollected accrued interest is reversed to interest income and the accrual of interest income is terminated. Generally, any cash payments are applied as a reduction of principal outstanding. In cases where the future collectibility of the principal balance in full is expected, interest income may be recognized on a cash basis. A loan may be restored to accrual status when the borrower's financial condition improves so that full collection of principal is considered likely. For those loans placed on non-accrual status due to payment delinquency, this will generally not occur until the borrower demonstrates repayment ability over a period of not less than six months.

The decision to classify a loan as impaired is made by the Bank's Allowance for Loan and Lease Losses (ALLL) Committee. The ALLL Committee meets regularly to review the status of all problem and potential problem loans. If the ALLL Committee concludes a loan is impaired but recovery of the full principal and interest is expected, an impaired loan may remain on accrual status.

Allowance for loan and lease losses—The Bank performs regular credit reviews of the loan and lease portfolio to determine the credit quality of the portfolio and the adherence to underwriting standards. When loans and leases are originated, they are assigned a risk rating from 1 to 10 that is assessed periodically during the term of the loan through the credit review process. The 10 risk rating categories are a primary factor in determining an appropriate amount for the allowance for loan and lease losses. The Bank has a management ALLL Committee, which is responsible for, among other things, regular review of the ALLL methodology, including loss factors, and ensuring that it is designed and applied in accordance with generally accepted accounting principles. The ALLL Committee reviews loans that have been placed on non-accrual status and approves placing loans on impaired status. The ALLL Committee also approves removing loans that are no longer impaired from impairment and non-accrual status. The Bank's Audit and Compliance Committee provides board oversight of the ALLL process and reviews and approves the ALLL methodology on a quarterly basis.

Each risk rating is assessed an inherent credit loss factor that determines the amount of the allowance for loan and lease losses provided for that group of loans with similar risk rating. Credit loss factors may vary by region based on management's belief that there may ultimately be different credit loss rates experienced in each region.

Regular credit reviews of the portfolio also identify loans that are considered potentially impaired. Potentially impaired loans are referred to the ALLL Committee which reviews and approves designated loans as impaired. A loan is considered impaired when based on current information and events, we determine that we will probably not be able to collect all amounts due according to the loan contract, including scheduled interest payments. When we identify a loan as impaired, we measure the impairment using discounted cash flows, except when the sole remaining source of the repayment for the loan is the liquidation of the collateral. In these cases, we use the current fair value of the collateral, less selling costs, instead of discounted cash flows. If we determine that the value of the impaired loan is less than the recorded investment in the loan, we recognize this impairment reserve as a specific component to be provided for in the allowance for loan and lease losses.

The combination of the risk rating-based allowance component and the impairment reserve allowance component lead to an allocated allowance for loan and lease losses. The Bank also maintains an unallocated allowance amount to provide for other credit losses inherent in a loan and lease portfolio that may not have been contemplated in the credit loss factors. This unallocated amount generally comprises less than 5% of the allowance. The unallocated amount is reviewed periodically based on trends in credit losses, the results of credit reviews and overall economic trends.

As adjustments become necessary, they are reported in earnings in the periods in which they become known as a change in the provision for loan and lease losses and a corresponding charge to the allowance. Loans, or portions thereof, deemed uncollectible are charged to the allowance. Provisions for losses, and recoveries on loans previously charged off, are added to the allowance.

The reserve for unfunded commitments ("RUC") is established to absorb inherent losses associated with our commitment to lend funds, such as with a letter or line of credit. The adequacy of the ALLL and RUC are monitored on a regular basis and are based on management's evaluation of numerous factors. These factors include the quality of the current loan portfolio; the trend in the loan portfolio's risk ratings; current economic conditions; loan concentrations; loan growth rates; past-due and non-performing trends; evaluation of specific loss estimates for all significant problem loans; historical charge-off and recovery experience; and other pertinent information.

Management believes that the ALLL was adequate as of December 31, 2007. There is, however, no assurance that future loan losses will not exceed the levels provided for in the ALLL and could possibly result in additional charges to the provision for loan and lease losses. In addition, bank regulatory authorities, as part of their periodic examination of the Bank, may require additional charges to the provision for loan and lease losses in future periods if warranted as a result of their review. At December 31, 2007, approximately 79% of our loan portfolio is secured by real estate, and a significant decline in real estate market values may require an increase in the allowance for loan and lease losses.

Additional information on the allowance for loan and lease losses is included in Note 5.

Reserve for Unfunded Commitments—A reserve for unfunded commitments is maintained at a level that, in the opinion of management, is adequate to absorb probable losses associated with the Bank's commitment to lend funds under existing agreements such as letters or lines of credit. Management determines the adequacy of the reserve for unfunded commitments based upon reviews of individual credit facilities, current economic conditions, the risk characteristics of the various categories of commitments and other relevant factors. The reserve is based on estimates, and ultimate losses may vary from the current estimates. These estimates are evaluated on a regular basis and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. Draws on unfunded commitments that are considered uncollectible at the time funds are advanced are charged to the allowance. Provisions for unfunded commitment losses, and recoveries on loans previously charged off, are added to the reserve for unfunded commitments, which is included in the *Other Liabilities* section of the consolidated balance sheets.

Loan Fees and Direct Loan Origination Costs—Loan origination and commitment fees and direct loan origination costs are deferred and recognized as an adjustment to the yield over the life of the related loans.

Restricted Equity Securities—Restricted equity securities were $15.3 million at December 31, 2007 and 2006. Federal Home Loan Bank stock amounted to $14.3 million and $14.2 million of the total restricted securities as of December 31, 2007 and 2006, respectively. Federal Home Loan Bank stock represents the Bank's investment in the Federal Home Loan Banks of Seattle and San Francisco ("FHLB") stock and is carried at par value, which reasonably approximates its fair value. As a member of the

FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets, or FHLB advances. At December 31, 2007, the Bank's minimum required investment in FHLB stock was $7.0 million. The Bank may request redemption at par value of any stock in excess of the minimum required investment. Stock redemptions are at the discretion of the FHLB.

Premises and Equipment—Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided over the estimated useful life of equipment, generally three to ten years, on a straight-line or accelerated basis. Depreciation is provided over the estimated useful life of premises, up to 39 years, on a straight-line or accelerated basis. Leasehold improvements are amortized over the life of the related lease, or the life of the related asset, whichever is shorter. Expenditures for major renovations and betterments of the Company's premises and equipment are capitalized.

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, management reviews long-lived and intangible assets any time that a change in circumstance indicates that the carrying amount of these assets may not be recoverable. Recoverability of these assets is determined by comparing the carrying value of the asset to the forecasted undiscounted cash flows of the operation associated with the asset. If the evaluation of the forecasted cash flows indicates that the carrying value of the asset is not recoverable, the asset is written down to fair value.

Additional information regarding premises and equipment is provided in Note 6.

Goodwill and Other Intangibles—Intangible assets are comprised of goodwill and other intangibles acquired in business combinations. Goodwill and intangible assets with indefinite useful lives are not amortized. Intangible assets with definite useful lives are amortized to their estimated residual values over their respective estimated useful lives, and also reviewed for impairment.

Amortization of intangible assets is included in other non-interest expense in the consolidated statements of income. Goodwill is tested for impairment on a quarterly basis and more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount of the asset exceeds its fair value. Additional information on goodwill and intangible assets is included in Note 8.

Mortgage Servicing Rights—Retained mortgage servicing rights ("MSR") are measured at quoted market prices. Subsequent measurements are determined using a discounted cash flow model. The expected life of the loan can vary from management's estimates due to prepayments by borrowers, especially when interest rates fall. Prepayments in excess of management's estimates would negatively impact the recorded value of MSR. The value of the MSR is also dependent upon the discount rate used in the model. Management reviews this rate on an ongoing basis based on current market rates. A significant increase in the discount rate would reduce the value of MSR.

Upon adoption of Statement of Financial Accounting Standards ("SFAS") No. 156, *Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS No. 156") on January 1, 2007, the Company has elected to measure its residential mortgage servicing assets at fair value. Upon the change from the lower of cost or fair value accounting method to fair value accounting under SFAS No. 156, the calculation of amortization and the assessment of impairment were discontinued. Additional information is included in Note 7.

Prior to the adoption of SFAS No. 156, MSR were capitalized at their allocated carrying value and amortized in proportion to, and over the period of, estimated future net servicing income in accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. The carrying value of MSR was evaluated for possible impairment on a quarterly basis in accordance with SFAS No. 140. If an impairment condition existed for a particular valuation tranche, a valuation allowance was established for the excess of amortized cost over the estimated fair value through a charge to mortgage servicing fee revenue. If, in subsequent periods, the estimated fair value was determined to be in excess of the amortized cost net of the related valuation allowance, the valuation allowance was reduced through a credit to mortgage servicing revenue.

SBA/USDA Loans Sales and Servicing—The Bank, on a regular basis, sells or transfers loans, including the guaranteed portion of Small Business Administration ("SBA") and Department of Agriculture ("USDA") loans (with servicing retained) for cash proceeds equal to the principal amount of loans, as adjusted to yield interest to the investor based upon the current market rates. The Bank records an asset representing the right to service loans for others when it sells a loan and retains the servicing rights. The carrying value of loans is allocated between the loan and the servicing rights, based on their relative fair values. The fair value of servicing rights is estimated by discounting estimated future cash flows from servicing using discount rates that approximate current market rates and using estimated prepayment rates. The servicing rights are carried at the lower of cost or market and are amortized in proportion to, and over the period of, the estimated net servicing income, assuming prepayments.

For purposes of evaluating and measuring impairment, servicing rights are based on a discounted cash flow methodology, current prepayment speeds and market discount rates. Any impairment is measured as the amount by which the carrying value of servicing rights for a stratum exceeds its fair value. The carrying value of SBA/USDA servicing rights at December 31, 2007 and 2006 were $1.0 million and $1.2 million, respectively. No impairment charges were recorded for the years ended December 31, 2007, 2006 or 2005 related to SBA/USDA servicing assets.

A premium over the adjusted carrying value is received upon the sale of the guaranteed portion of an SBA or USDA loan. The Bank's investment in an SBA or USDA loan is allocated among the sold and retained portions of the loan based on the relative fair value of each portion at the time of loan origination, adjusted for payments and other activities. Because the portion retained does not carry an SBA or USDA guarantee, part of the gain recognized on the sold portion of the loan may be deferred and amortized as a yield enhancement on the retained portion in order to obtain a market equivalent yield.

Other Real Estate Owned—Other real estate owned represents real estate which the Bank has taken control of in partial or full satisfaction of loans. At the time of foreclosure, other real estate owned is recorded at the lower of the carrying amount of the loan or fair value less costs to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan and lease losses. After foreclosure, management periodically performs valuations such that the real estate is carried at the lower of its new cost basis or fair value, net of estimated costs to sell. Revenue and expenses from operations and subsequent adjustments to the carrying amount of the property are included in other non-interest expense in the consolidated statements of income.

In some instances, the Bank may make loans to facilitate the sales of other real estate owned. Management reviews all sales for which it is the lending institution for compliance with sales treatment under provisions established by SFAS No. 66, *Accounting for Sales of Real Estate.*

Income Taxes—Income taxes are accounted for using the asset and liability method. Under this method a deferred tax asset or liability is determined based on the enacted tax rates which will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in the Company's income tax returns. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce the net carrying amount of deferred tax assets if it is determined to be more likely than not, that all or some portion of the potential deferred tax asset will not be realized.

Derivative Loan Commitments—The Bank enters into forward delivery contracts to sell residential mortgage loans or mortgage-backed securities to broker/dealers at specific prices and dates in order to hedge the interest rate risk in its portfolio of mortgage loans held for sale and its residential mortgage loan commitments. The commitments to originate mortgage loans held for sale and the related forward delivery contracts are considered derivatives. In the fourth quarter of 2007, the Bank began using derivative instruments to hedge the risk of changes in the fair value of MSR due to changes in interest rates. The Company accounts for its derivatives under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. The Statement requires recognition of all derivatives as either assets or liabilities in the balance sheet and requires measurement of those instruments at fair value through adjustments to accumulated other comprehensive income and/or current earnings, as appropriate. None of the Company's derivatives qualify for hedge accounting and the Company reports changes in fair values of its derivatives in current period net income.

The fair value of the derivative loan commitments is estimated using the present value of expected future cash flows. Assumptions used include pull-through rate assumption based on historical information, current mortgage interest rates, the stage of completion of the underlying application and underwriting process, and the time remaining until the expiration of the derivative loan commitment.

Operating Segments—SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information*, requires public enterprises to report certain information about their operating segments in a complete set of financial statements to shareholders. It also requires reporting of certain enterprise-wide information about the Company's products and services, its activities in different geographic areas, and its reliance on major customers. The basis for determining the Company's operating segments is the manner in which management operates the business. Management has identified three primary business segments, Community Banking, Retail Brokerage and Mortgage Banking. Additional information on Operating Segments is provided in Note 22.

Share-Based Payment—The Company has two active stock-based compensation plans that provide for the granting of stock options and restricted stock awards to eligible employees and directors. Effective January 1, 2006, we adopted the provisions of SFAS No. 123R, *Share Based Payment*, a revision to the previously issued guidance on accounting for stock options and other forms of equity-based compensation. SFAS No. 123R requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based forms of compensation issued to employees over the employees' requisite service period (generally the vesting period). Prior to January 1, 2006, we accounted for share-based compensation to employees under the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*. Under the intrinsic value method, compensation expense is recognized only to the extent an option's exercise price is less than the market value of the underlying stock on the date of grant. We also followed the disclosure requirements of SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*. We adopted SFAS No. 123R under the *modified prospective* method which means that the unvested portion of previously granted awards and any awards that are granted or modified after the date of adoption will be measured and accounted for under the provisions of SFAS No. 123R. Accordingly, financial statement amounts for prior periods presented have not been restated to reflect the fair value method of recognizing compensation cost relating to stock options. The Company will continue to use straight-line recognition of expenses for awards with graded vesting.

The compensation cost related to stock options, including costs related to unvested options assumed in connection with acquisitions, that has been charged against income (included in salaries and employee benefits) was $1.3 million, $1.4 million and $59,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The total income tax benefit recognized in the income statement related to stock options was $540,000, $551,000 and $24,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Under APB No. 25, for all options originally granted by the Company, no compensation cost was recognized related to stock options in the years ended December 31, 2005. Compensation cost, net of tax, of $35,000, was recognized as salaries and benefits expense for the year ended December 31, 2005 for certain unvested options that were assumed in connection with prior acquisitions that continued to vest after acquisition. The following table presents the effect on net income and earnings per share if the fair value based method prescribed by SFAS No. 123, using straight-line expense recognition, had been applied to all outstanding and unvested awards in the year ended December 31, 2005:

(in thousands, except per share data)

	2005
NET INCOME, AS REPORTED	$69,735
Deduct: Additional stock-based employee compensation determined under the fair value based method for all awards, net of tax effects	(813)
Pro forma net income	$68,922
NET INCOME PER SHARE:	
Basic—as reported	$ 1.57
Basic—pro forma	$ 1.55
Diluted—as reported	$ 1.55
Diluted—pro forma	$ 1.53

The fair value of each option grant is estimated as of the grant date using the Black-Scholes option-pricing model using assumptions noted in the following table. Expected volatility is based on the historical volatility of the price of the Company's stock. The Company uses historical data to estimate option exercise and stock option forfeiture rates within the valuation model. The expected term of options granted is derived from the vesting period and contractual term using an allowed "short-cut method" and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The following weighted-average assumptions were used to determine the fair value of option grants as of the grant date to determine compensation cost under SFAS No. 123R and SFAS No. 123 for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Dividend yield	3.29%	2.68%	1.67%
Expected life (years)	6.2	6.4	7.5
Expected volatility	34%	35%	38%
Risk-free rate	4.46%	4.30%	4.21%
Weighted average grant date fair value of options granted	$ 7.49	$ 9.18	$ 9.50

The Company's stock compensation plan provides for granting of restricted stock awards. The restricted stock awards generally vest ratably over 5 years and are recognized as expense over that same period of time.

Additional information on share-based payments is provided in Note 18.

Earnings per Share—*Basic earnings per share* is computed by dividing net income by the weighted average number of common shares outstanding during the period. *Diluted earnings per share* is computed in a similar manner, except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares were issued using the treasury stock method. For all periods presented, stock options, unvested restricted shares and restricted stock units are the only potentially dilutive instruments issued by the Company.

Advertising expenses—Advertising costs are generally expensed as incurred.

Recently Issued Accounting Pronouncements—In December 2007, FASB issued SFAS No. 141 (revised), *Business Combinations*. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. We are currently evaluating the impact of the adoption of SFAS No.141R.

In November 2007, the SEC issued Staff Accounting Bulletin No. 109, *Written Loan Commitments Recorded at Fair Value through Earnings* ("SAB 109"). SAB 109 provides guidance on the accounting for written loan commitments recorded at fair value under GAAP. Specifically, the SAB revises the Staff's views on incorporating expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. SAB 109, which supersedes SAB 105, *Application of Accounting Principles to Loan Commitments*, requires the expected net future cash flows related to the associated servicing of the loan be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB 109 is effective on January 1, 2008 for the Company. Adoption of SAB 109 is not expected to have a material impact on the Company's financial statements.

Reclassifications—Certain amounts reported in prior years' and quarters' financial statements have been reclassified to conform to the current presentation. The results of the reclassifications are not considered material and have no effect on previously reported net income and earnings per share.

NOTE 2. BUSINESS COMBINATIONS

On April 26, 2007, the Company acquired all of the outstanding common stock of North Bay Bancorp ("North Bay") and its principal operating subsidiary, The Vintage Bank, along with its Solano Bank division. The results of North Bay's operations have been included in the consolidated financial statements since that date. This acquisition added North Bay's network of 10 Northern California branches, including locations in the Napa area and in the communities of St. Helena, American Canyon, Vacaville, Benicia, Vallejo and Fairfield, to the Company's network of Northern California, Oregon and Washington locations. This merger was consistent with the Company's community banking expansion strategy and provided further opportunity to enter growth markets in Northern California.

The aggregate purchase price was $143.2 million and included 5.2 million common shares valued at $135.2 million, options to purchase 542,000 shares of common stock valued at $6.9 million and $1.1 million of direct merger costs. North Bay shareholders received 1.228 shares of the Company's common stock for each share of North Bay common stock ("exchange ratio of 1.228:1"). The value of the common shares issued was $26.18 per share based on the average closing market price of the Company's common stock for the fifteen trading days before the last five trading days before the merger. Outstanding North Bay stock options were converted (using the exchange ratio of 1.228:1) at a weighted average fair value of $12.78 per option.

The following table summarizes the purchase price allocation, including the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. Additional adjustments to the purchase price allocation may be required, specifically related to other assets, taxes and compensation adjustments.

(in thousands)

	April 26, 2007
ASSETS ACQUIRED:	
Cash and equivalents	$ 78,729
Investment securities	85,589
Loans, net	437,863
Premises and equipment, net	12,940
Intangible assets	14,210
Goodwill	78,794
Other assets	19,481
Total assets acquired	$727,606
LIABILITIES ASSUMED:	
Deposits	$462,624
Term debt	99,227
Junior subordinated debentures	10,342
Other liabilities	13,301
Total liabilities assumed	585,494
Net Assets Acquired	$142,112

The intangible assets represent the value ascribed to the long-term deposit relationships and merchant services portfolio income stream acquired. These intangible assets are being amortized on an accelerated basis over a weighted average estimated useful life of ten to fifteen years. The intangible assets are estimated not to have a significant residual value. Goodwill represents the excess of the total purchase price paid for North Bay over the fair values of the assets acquired, net of the fair values of liabilities assumed. Goodwill has been assigned to the Company's Community Banking segment. Goodwill is not amortized, but is evaluated for possible impairment on a quarterly basis and more frequently if events and circumstances indicate that the asset might be impaired. No impairment losses were recognized in connection with intangible or goodwill assets during the period from acquisition to December 31, 2007. At December 31, 2007, goodwill recorded in connection with the North Bay acquisition was $77.0 million. The $1.8 million decrease from April 26, 2007 is primarily due to the recognition of a tax benefit upon exercise of fully vested acquired options.

On June 2, 2006, the Company acquired all of the outstanding common stock of Western Sierra Bancorp ("Western Sierra") of Cameron Park, California, and its principal operating subsidiaries, Western Sierra Bank, Central California Bank, Lake Community Bank and Auburn Community Bank. The results of Western Sierra's operations have been included in the consolidated financial statements since that date. This acquisition added Western Sierra's complete network of 31 Northern California branches, including locations in the Sacramento, Auburn, Lakeport and Sonora areas, to the Company's network of California, Oregon and Washington locations. This merger was consistent with the Company's community banking expansion strategy and provided further opportunity to enter growth markets in Northern California.

The aggregate purchase price was $353.7 million and included 12.7 million common shares valued at $343.0 million, and 723,000 stock options valued at $10.7 million. Western Sierra shareholders received 1.61 shares of the Company's common stock for each share of Western Sierra common stock ("exchange ratio of 1.61:1"). The value of the common shares issued was determined as $26.91 per share based on the average closing market price of the Company's common stock for the two trading days before and after the last trading day before public announcement of the merger. Outstanding Western Sierra stock options were converted (using the exchange ratio of 1.61:1) at a weighted average fair value of $14.80 per option.

The following table summarizes the purchase price allocation, including the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. Additional adjustments to the purchase price allocation may be required, specifically related to taxes.

(in thousands)

	June 2, 2006
ASSETS ACQUIRED:	
Cash and equivalents	$ 36,978
Investment securities	76,229
Loans, net	1,009,860
Premises and equipment, net	10,109
Core deposit intangible asset	27,624
Goodwill	247,799
Other assets	83,519
Total assets acquired	$1,492,118
LIABILITIES ASSUMED:	
Deposits	$1,016,053
Term debt	59,030
Junior subordinated debentures	38,746
Other liabilities	24,540
Total liabilities assumed	1,138,369
Net Assets Acquired	$ 353,749

The core deposit intangible asset represents the value ascribed to the long-term deposit relationships acquired. This intangible asset is being amortized on a straight-line basis over a weighted average estimated useful life of ten years. The core deposit intangible asset is estimated not to have a significant residual value. Goodwill represents the excess of the total purchase price paid for Western Sierra over the fair values of the assets acquired, net of the fair values of liabilities assumed. Goodwill has been assigned to our Community Banking segment. Goodwill is not amortized, but is evaluated for possible impairment at least annually and more frequently if events and circumstances indicate that the asset might be impaired. No impairment losses were recognized in connection with core deposit intangible or goodwill assets during the period from acquisition to December 31, 2007. At December 31, 2007, goodwill recorded in connection with the Western Sierra acquisition was $247.1 million.

The following tables present unaudited pro forma results of operations for the year ended December 31, 2007, 2006 and 2005 as if the acquisitions of North Bay and Western Sierra had occurred on January 1, 2005. Any cost savings realized as a result of the mergers are not reflected in the pro forma consolidated condensed statements of income. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results that would have been obtained had the acquisitions actually occurred on January 1, 2005:

Pro Forma Financial Information—Unaudited

(in thousands, except per share data)

	Year Ended December 31, 2007				
	Umpqua	North Bay(a)	Western Sierra	Pro Forma Adjustments	Pro Forma Combined
Net interest income	$285,954	$8,732	$—	$ 454(b)	$295,140
Provision for loan and lease losses	41,730	—	—	—	41,730
Non-interest income	64,825	1,434	—	—	66,259
Non-interest expense	214,118	6,985	—	(3,537)(c)	217,566
Income before income taxes	94,931	3,181	—	3,991	102,103
Provision for income taxes	31,663	1,054	—	1,596(d)	34,313
Net income	$ 63,268	$2,127	$—	$ 2,395	$ 67,790
Earnings per share:					
Basic	$ 1.06				$ 1.10
Diluted	$ 1.05				$ 1.09
Average shares outstanding:					
Basic	59,828	1,325	—	302(e)	61,455
Diluted	60,428	1,376	—	314(e)	62,118

(a) North Bay amounts represent results from January 1, 2007 to acquisition date of April 26, 2007.

(b) Consists of additional net accretion of fair value adjustments related to the North Bay and Western Sierra acquisitions.

(c) Consists of merger related expenses of $3.3 million at Umpqua, adjusted for amortization of intangible assets and premises purchase accounting adjustment related to the North Bay and Western Sierra acquisitions.

(d) Income tax effect of pro forma adjustments at 40%.

(e) Additional shares issued at an exchange ratio of 1.228:1 for North Bay and 1.610:1 for Western Sierra shares.

(in thousands, except per share data)

	Year Ended December 31, 2006				
	Umpqua	North Bay	Western Sierra(a)	Pro Forma Adjustments	Pro Forma Combined
Net interest income	$262,124	$29,094	$25,834	$ (474)(b)	$316,578
Provision for loan and lease losses	2,552	200	350	—	3,102
Non-interest income	53,597	4,547	5,040	—	63,184
Non-interest expense	181,949	22,461	18,168	(1,959)(c)	220,619
Income before income taxes	131,220	10,980	12,356	1,485	156,041
Provision for income taxes	46,773	3,854	4,898	594(d)	56,119
Net income	$ 84,447	$ 7,126	$ 7,458	$ 891	$ 99,922
Earnings per share:					
Basic	$ 1.61				$ 1.59
Diluted	$ 1.59				$ 1.57
Average shares outstanding:					
Basic	52,311	4,131	3,292	2,950(e)	62,684
Diluted	53,050	4,290	3,378	3,039(e)	63,757

(a) Western Sierra amounts represent results from January 1, 2006 to acquisition date of June 2, 2006.

(b) Consists of additional net accretion of fair value adjustments related to the North Bay and Western Sierra acquisitions.

(c) Consists of merger related expenses of $4.8 million at Umpqua, adjusted for amortization of intangible assets and premises purchase accounting adjustment related to the North Bay and Western Sierra acquisitions.

(d) Income tax effect of pro forma adjustments at 40%.

(e) Additional shares issued at an exchange ratio of 1.228:1 for North Bay and 1.610:1 for Western Sierra shares.

(in thousands, except per share data)

	Year Ended December 31, 2005				
	Umpqua	North Bay	Western Sierra	Pro Forma Adjustments	Pro Forma Combined
Net interest income	$209,282	$28,660	$59,428	$5,398(a)	$302,768
Provision for loan and lease losses	2,468	815	2,050	—	5,333
Non-interest income	47,782	4,064	13,198	—	65,044
Non-interest expense	147,056	21,171	42,758	5,232(b)	216,217
Income before income taxes	107,540	10,738	27,818	166	146,262
Provision for income taxes	37,805	4,105	10,072	66(c)	52,048
Net income	$ 69,735	$ 6,633	$17,746	$ 100	$ 94,214
Earnings per share:					
Basic	$ 1.57				$ 1.52
Diluted	$ 1.55				$ 1.49
Average shares outstanding:					
Basic	44,438	4,074	7,707	5,630(d)	61,849
Diluted	45,011	4,254	7,951	5,820(d)	63,036

(a) Consists of net accretion of fair value adjustments related to the North Bay and Western Sierra acquisitions.

(b) Consists of amortization of intangible assets and premises purchase accounting adjustment related to the North Bay and Western Sierra acquisitions.

(c) Income tax effect of pro forma adjustments at 40%.

(d) Additional shares issued at an exchange ratio of 1.228:1 for North Bay and 1.610:1 for Western Sierra shares.

The following table summarizes activity in the Company's accrued restructuring charges related to the North Bay and Western Sierra acquisitions which are recorded in other liabilities:

Accrued Restructuring Charges

(in thousands)

	2007		
	Western Sierra	North Bay	Total
Beginning balance	$ 4,369	$ —	$ 4,369
Additions:			
Severance, retention and other compensation	242	2,819	3,061
Premises	568	—	568
Utilization:			
Cash payments	(2,969)	(1,805)	(4,774)
Ending Balance	$ 2,210	$ 1,014	$ 3,224

These accrued restructuring charges will be utilized by May 2012.

The Company incurs significant expenses related to mergers that cannot be capitalized. Generally, these expenses begin to be recognized while due diligence is being conducted and continue until such time as all systems have been converted and operational functions become fully integrated. Merger-related expenses are included as a line item on the consolidated statements of income.

The following table presents the key components of merger-related expense for years ended December 31, 2007, 2006 and 2005. Substantially all of the merger-related expenses incurred during 2007 were in connection with the North Bay acquisition and substantially all of the merger-related expenses incurred during 2006 were in connection with the Western Sierra acquisition.

Merger-Related Expense

(in thousands)

	2007	2006	2005
Professional fees	$ 982	$1,082	$211
Compensation and relocation	1,077	778	—
Communications	478	854	—
Premises and equipment	188	375	(65)
Other	593	1,684	116
Total	$3,318	$4,773	$262

No additional merger-related expenses are expected in connection with the North Bay acquisition or any other acquisition prior to North Bay.

NOTE 3. CASH AND DUE FROM BANKS

The Bank is required to maintain an average reserve balance with the Federal Reserve Bank or maintain such reserve balance in the form of cash. The amount of required reserve balance at December 31, 2007 and 2006 was approximately $43.4 million and $37.8 million, respectively, and was met by holding cash and maintaining an average balance with the Federal Reserve Bank.

NOTE 4. INVESTMENT SECURITIES

The following table presents the amortized costs, unrealized gains, unrealized losses and approximate fair values of investment securities at December 31, 2007 and 2006:

December 31, 2007
(in thousands)

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
AVAILABLE-FOR-SALE:				
U.S. Treasury and agencies	$ 158,819	$ 35	$ (422)	$ 158,432
Mortgage-backed securities and collateralized mortgage obligations	670,115	6,406	(4,177)	672,344
Obligations of states and political subdivisions	169,444	1,165	(615)	169,994
Other debt securities	1,026	—	(59)	967
Investments in mutual funds and other equity securities	51,996	15	(2,992)	49,019
	$1,051,400	$7,621	$(8,265)	$1,050,756
HELD-TO-MATURITY:				
Obligations of states and political subdivisions	$ 5,403	$ 20	$ —	$ 5,423
Mortgage-backed securities and collateralized mortgage obligations	227	1	—	228
Other investment securities	375	—	—	375
	$ 6,005	$ 21	$ —	$ 6,026

December 31, 2006
(in thousands)

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
AVAILABLE-FOR-SALE:				
U.S. Treasury and agencies	$ 197,510	$ 32	$ (4,408)	$193,134
Mortgage-backed securities and collateralized mortgage obligations	371,892	408	(9,418)	362,882
Obligations of states and political subdivisions	110,239	649	(669)	110,219
Other debt securities	1,040	—	(67)	973
Investments in mutual funds and other equity securities	50,237	—	(2,258)	47,979
	$730,918	$1,089	$(16,820)	$715,187
HELD-TO-MATURITY:				
Obligations of states and political subdivisions	$ 8,015	$ 56	$ —	$ 8,071
Mortgage-backed securities and collateralized mortgage obligations	372	1	(2)	371
Other investment securities	375	—	—	375
	$ 8,762	$ 57	$ (2)	$ 8,817

Investment securities available-for-sale that were in an unrealized loss position as of December 31, 2007 and 2006 are presented in the following tables, based on the length of time individual securities have been in an unrealized loss position. In the opinion of management, these securities are considered only temporarily impaired due to interest rate differentials:

December 31, 2007
(in thousands)

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and agencies	$ 5,156	$ 17	$124,104	$ 405	$129,260	$ 422
Mortgage-backed securities and collateralized mortgage obligations	110,516	1,066	155,880	3,111	266,396	4,177
Obligations of states and political subdivisions	40,260	373	24,337	242	64,597	615
Other debt securities	—	—	967	59	967	59
Investments in mutual funds and other equity securities	—	—	47,045	2,992	47,045	2,992
Total temporarily impaired securities	$155,932	$1,456	$352,333	$6,809	$508,265	$8,265

December 31, 2006
(in thousands)

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and agencies	$ 2,358	$ 12	$178,689	$ 4,396	$181,047	$ 4,408
Mortgage-backed securities and collateralized mortgage obligations	45,527	405	287,341	9,013	332,868	9,418
Obligations of states and political subdivisions	31,654	172	28,592	497	60,246	669
Other debt securities	973	67	—	—	973	67
Investments in mutual funds and other equity securities	—	—	47,979	2,258	47,979	2,258
Total temporarily impaired securities	$80,512	$656	$542,601	$16,164	$623,113	$16,820

The unrealized losses on investments in U.S. Treasury and agencies securities were caused by interest rate increases subsequent to the purchase of the securities. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than par. Because the Bank has the ability and intent to hold these investments until a market price recovery or to maturity, the unrealized losses on these investments are not considered other-than-temporarily impaired.

The unrealized losses on mortgage-backed securities and collateralized mortgage obligations were caused by interest rate increases subsequent to the purchase of the securities. It is expected that the securities will not be settled at a price less than the amortized cost of the investment. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Bank has the ability and intent to hold these investments until a market price recovery or to maturity, the unrealized losses on these investments are not considered other-than-temporarily impaired.

The unrealized losses on obligations of political subdivisions were caused by interest rate increases subsequent to the purchase of the securities. Management monitors published credit ratings of these securities and no adverse ratings changes have occurred since the date of purchase on obligations of political subdivisions in an unrealized loss position as of December 31, 2007. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Bank has the ability and intent to hold these investments until a market price recovery or to maturity, the unrealized losses on these investments are not considered other-than-temporarily impaired.

Other investment securities consist primarily of investments in two mutual funds comprised largely of mortgage-related securities, although the funds may also invest in U.S. government or agency securities, bank certificates of deposit insured by the FDIC or repurchase agreements. The unrealized loss on other investment securities at December 31, 2007 is attributed to changes in interest rates and not credit quality. Since the Bank has the ability and intent to hold these investments until a market price recovery, the unrealized losses on these investments are not considered other-than-temporarily impaired.

The following table presents the maturities of investment securities at December 31, 2007:

(in thousands)

	Available-For-Sale		Held-To-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
AMOUNTS MATURING IN:				
Three months or less	$ 2,177	$ 2,178	$ 470	$ 470
Over three months through twelve months	86,448	86,228	1,571	1,579
After one year through five years	448,144	448,249	2,856	2,868
After five years through ten years	370,218	371,030	733	734
After ten years	92,417	94,052	—	—
Other investment securities	51,996	49,019	375	375
	$1,051,400	$1,050,756	$6,005	$6,026

The amortized cost and fair value of collateralized mortgage obligations and mortgage-backed securities are presented by expected average life, rather than contractual maturity, in the preceding table. Expected maturities may differ from contractual maturities because borrowers have the right to prepay underlying loans without prepayment penalties.

The following table presents the gross realized gains and gross realized losses on the sale of securities available-for-sale for the years ended December 31, 2007, 2006 and 2005:

(in thousands)

	2007		2006		2005	
	Gains	Losses	Gains	Losses	Gains	Losses
U.S. Treasury and agencies	$44	$78	$—	$—	$ 5	$ —
Mortgage-backed securities and collateralized mortgage obligations	13	—	—	—	—	—
Obligations of states and political subdivisions	16	8	16	37	1,654	220
Other debt securities	—	—	—	—	—	—
Investments in mutual funds and other equity securities	—	—	—	—	—	—
	$73	$86	$16	$37	$1,659	$220

The following table presents, as of December 31, 2007, investment securities which were pledged to secure borrowings and public deposits as permitted or required by law:

(in thousands)

	Amortized Cost	Fair Value
SECURITIES PLEDGED:		
To Federal Home Loan Bank to secure borrowings	$113,803	$114,080
To state and local governments to secure public deposits	503,609	505,024
To U.S. Treasury and Federal Reserve to secure customer tax payments	7,675	7,699
Other securities pledged	205,877	205,079
Total pledged securities	$830,964	$831,882

The carrying value of investment securities pledged as of December 31, 2006 was $622.1 million.

NOTE 5. LOANS, LEASES AND ALLOWANCE FOR LOAN AND LEASE LOSSES

The following table presents the major types of loans recorded in the balance sheets as of December 31, 2007 and 2006:

(in thousands)

	2007	2006
Real estate—construction and land development	$1,202,173	$1,189,090
Real estate—commercial and agricultural	3,012,743	2,649,468
Real estate—single and multi-family residential	582,771	523,715
Commercial, industrial and agricultural	1,169,939	924,917
Leases	40,207	22,870
Installment and other	59,091	63,262
	6,066,924	5,373,322
Deferred loan fees, net	(11,289)	(11,460)
Total loans and leases	$6,055,635	$5,361,862

The following table summarizes activity related to the allowance for loan and lease losses for the years ended December 31, 2007, 2006 and 2005:

(In thousands)

	2007	2006	2005
Balance, beginning of year	$ 60,090	$43,885	$44,229
Provision for loan and lease losses	41,730	2,552	2,468
Charge-offs	(24,730)	(4,205)	(7,752)
Recoveries	2,736	3,631	4,940
Acquisitions	5,078	14,227	—
Balance, end of year	$ 84,904	$60,090	$43,885

At December 31, 2007, the recorded investment in loans classified as impaired in accordance with SFAS No. 114, *Accounting for Impaired Loans*, totaled $81.3 million, with a corresponding valuation allowance (included in the allowance for loan and lease losses) of $9.9 million. At December 31, 2006, the total recorded investment in impaired loans was $16.7 million, with a corresponding valuation allowance (included in the allowance for loan and lease losses) of $223,000. The average recorded investment in impaired loans was approximately $45.7 million, $16.4 million and $20.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. There were no impaired loans accruing interest at December 31, 2007. For the years ended December 31, 2006 and 2005, interest income of $1.2 million, and $765,000, respectively, was recognized in connection with impaired loans.

Non-accrual loans totaled $81.3 million at December 31, 2007, and $8.6 million at December 31, 2006. If non-accrual loans had performed according to their original terms, additional interest income of approximately $4.7 million, $448,000, and $448,000 would have been recognized in 2007, 2006, and 2005, respectively.

As of December 31, 2007, loans totaling $2.3 billion were pledged to secure borrowings.

NOTE 6. PREMISES AND EQUIPMENT

The following table presents the major components of premises and equipment at December 31, 2007 and 2006:

(In thousands)

	2007	2006
Land	$ 14,175	$ 12,389
Buildings and improvements	87,945	79,774
Furniture, fixtures and equipment	72,795	67,578
Construction in progress	3,694	3,650
Total premises and equipment	178,609	163,391
Less: Accumulated depreciation and amortization	(72,342)	(61,561)
Premises and equipment, net	$106,267	$101,830

Depreciation expense totaled $10.9 million, $9.5 million and $8.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Umpqua's subsidiaries have entered into a number of non-cancelable lease agreements with respect to premises and equipment. See Note 17 for more information regarding rental expense, net of rent income, and minimum annual rental commitments under non-cancelable lease agreements.

NOTE 7. MORTGAGE SERVICING RIGHTS

SFAS No. 156, issued in March 2006, requires all separately recognized servicing assets and liabilities to be initially measured at fair value. In addition, entities are permitted to choose to either subsequently measure servicing rights at fair value and report changes in fair value in earnings, or amortize servicing rights in proportion to and over the period of the estimated net servicing income or loss and assess the rights for impairment. Beginning with the fiscal year in which an entity adopts SFAS No. 156, it may elect to subsequently measure a class of servicing assets and liabilities at fair value. The effect of remeasuring an existing class of servicing assets and liabilities at fair value is to be reported as a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. For the Company, this standard became effective on January 1, 2007.

The Company determines its classes of servicing assets based on the asset type being serviced along with the methods used to manage the risk inherent in the servicing assets, which includes the market inputs used to value the servicing assets. The Company elected to measure its residential mortgage servicing assets at fair value subsequent to adoption. As the retrospective application of SFAS No. 156 is not permitted, there was no change to prior period financial statements. Since there was no difference between the carrying amount and fair value of the mortgage servicing rights ("MSR") on the date of adoption, there was also no cumulative effect adjustment to retained earnings.

Upon the change from the lower of cost or fair value accounting method to fair value accounting under SFAS No. 156, the calculation of amortization and the assessment of impairment were discontinued and the MSR valuation allowance was written off against the recorded value of the MSR. Those measurements have been replaced by fair value adjustments that encompass market-driven valuation changes and the runoff in value that occurs from the passage of time, which are each separately reported. Under the fair value method, the MSR, net, is carried in the balance sheet at fair value and the changes in fair value are reported in earnings under the caption mortgage banking revenue in the period in which the change occurs. Changes in the balance of the MSR were as follows:

(in thousands)

	2007	2006	2005
Balance, beginning of year[1]	$ 9,952	$ 10,890	$ 11,154
Additions for new mortgage servicing rights capitalized	892	1,487	3,318
Changes in fair value:			
Due to changes in model inputs or assumptions[2]	595	—	—
Other[3]	(1,351)	—	—
Amortization of servicing rights	—	(1,198)	(2,000)
Impairment charge	—	(1,227)	(1,582)
Balance, end of year	$ 10,088	$ 9,952	$ 10,890
Balance of loans serviced for others	$870,680	$955,444	$1,016,092
MSR as a percentage of serviced loans	1.16%	1.04%	1.07%

(1) Represents fair value as of December 31, 2006 and amortized cost as of December 31, 2005 and 2004. The fair value as of December 31, 2005 and 2004 was $10.9 million and $11.5 million, respectively.

(2) Principally reflects changes in discount rates and prepayment speed assumptions, which are primarily affected by changes in interest rates.

(3) Represents changes due to collection/realization of expected cash flows over time.

The amount of contractually specified servicing fees, late fees and ancillary fees earned, recorded in mortgage banking revenue on the consolidated statements of income, were $2.4 million, $2.6 million and $2.1 million, respectively, for the years ended December 31, 2007, 2006 and 2005.

Retained mortgage servicing rights are measured at fair values as of the date of sale. We use quoted market prices when available. Subsequent fair value measurements are determined using a discounted cash flow model. In order to determine the fair value of the MSR, the present value of expected future cash flows is estimated. Assumptions used include market discount rates, anticipated prepayment speeds, delinquency and foreclosure rates, and ancillary fee income. This model is periodically validated by an independent external model validation group. The model assumptions and the MSR fair value estimates are also compared to observable trades of similar portfolios as well as to MSR broker valuations and industry surveys. Key assumptions used in measuring the fair value of MSR as of December 31, 2007 were as follows:

Constant prepayment rate	11.38%
Discount rate	8.82%
Weighted average life (years)	6.0

The expected life of the loan can vary from management's estimates due to prepayments by borrowers, especially when rates fall. Prepayments in excess of management's estimates would negatively impact the recorded value of the mortgage servicing rights. The value of the mortgage servicing rights is also dependent upon the discount rate used in the model, which we base on current market rates. A significant increase in the discount rate would reduce the value of mortgage servicing rights.

In the fourth quarter of 2007, we began using derivative instruments to hedge the risk of changes in the fair value of MSR due to changes in interest rates. During 2007, we recognized a loss of $334,000 related to MSR hedging activities, which was recorded in mortgage banking revenue on the consolidated statements of income.

NOTE 8. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table summarizes the changes in the Company's goodwill and other intangible assets for the years ended December 31, 2007 and 2006. Goodwill is reflected by operating segment; all other intangible assets are related to the Community Banking segment.

(in thousands)

	Goodwill			Other Intangible Assets		
	Community Banking	Retail Brokerage	Total	Gross	Accumulated Amortization	Net
Balance, December 31, 2005	$395,147	$3,697	$398,844	$14,411	$ (4,752)	$ 9,659
Additions	247,094	—	247,094	27,624	—	27,624
Amortization	—	—	—	—	(3,728)	(3,728)
Balance, December 31, 2006	642,241	3,697	645,938	42,035	(8,480)	33,555
Additions	77,329	—	77,329	14,178	—	14,178
Amortization	—	—	—	—	(6,094)	(6,094)
Balance, December 31, 2007	$719,570	$3,697	$723,267	$56,213	$(14,574)	$41,639

Goodwill additions of $78.8 million and $247.8 million in 2007 and 2006 were related primarily to the North Bay and Western Sierra acquisitions, respectively, and represented the excess of the total purchase price paid over the fair values of the assets acquired, net of the fair values of liabilities assumed. Additional information on the acquisitions and purchase price allocation is provided in Note 2. Other significant changes to goodwill included decreases of $2.6 million and $1.7 million in 2007 and 2006, respectively, due to the recognition of a tax benefit upon exercise of fully vested acquired options.

The additions to other intangible assets in 2007 represent the value ascribed to the long-term deposit relationships and merchant services portfolio income stream acquired in the North Bay acquisition. The additions to other intangible assets in 2006 represent the value ascribed to the long-term deposit relationships acquired in the Western Sierra acquisition. Additional information on intangible assets related to these acquisitions is provided in Note 2.

The table below presents the forecasted amortization expense for 2008 through 2012 for intangible assets acquired in all mergers:

(in thousands)

Year	Expected Amortization
2008	$5,857
2009	$5,361
2010	$5,087
2011	$4,784
2012	$4,686

NOTE 9. OTHER ASSETS

Other assets consisted of the following at December 31, 2007 and 2006:

(in thousands)

	2007	2006
Cash surrender value of life insurance policies	$80,593	$ 67,738
Accrued interest receivable	35,010	32,435
Deferred tax assets, net	30,370	23,564
Income taxes receivable	15,189	2,918
Other real estate owned	6,943	—
Investment in unconsolidated Trusts	6,965	7,806
Equity method investments—Homestead	4,689	5,157
Equity method investments—WNC Fund	3,912	4,168
Other	24,402	12,294
Total	$208,073	$156,080

The Company invests in Homestead Capital and WNC Fund, limited partnerships that operate qualified affordable housing projects to receive tax benefits in the form of tax deductions from operating losses and tax credits. The Company accounts for the investments under the equity method. The Company's remaining capital commitments to these partnerships at December 31, 2007 and 2006 were approximately $3.6 million and $5.0 million, respectively. Such amounts are included in other liabilities on the consolidated balance sheets. See Note 15 for information on the Company's investment in Trusts.

NOTE 10. INCOME TAXES

The following table presents the components of income tax expense attributable to continuing operations included in the consolidated statements of income for the years ended December 31:

(in thousands)

	Current	Deferred	Total
YEAR ENDED DECEMBER 31, 2007:			
Federal	$29,946	$(3,793)	$26,153
State	6,797	(1,287)	5,510
	$36,743	$(5,080)	$31,663
YEAR ENDED DECEMBER 31, 2006:			
Federal	$45,949	$(4,958)	$40,991
State	6,967	(1,185)	5,782
	$52,916	$(6,143)	$46,773
YEAR ENDED DECEMBER 31, 2005:			
Federal	$26,066	$ 6,220	$32,286
State	4,164	1,355	5,519
	$30,230	$ 7,575	$37,805

The following table presents a reconciliation of income taxes computed at the Federal statutory rate to the actual effective rate attributable to continuing operations for the years ended December 31:

	2007	2006	2005
Statutory Federal income tax rate	35.0%	35.0%	35.0%
Tax-exempt income	–3.1%	–1.4%	–1.1%
State tax, net of Federal income tax benefit	3.8%	2.9%	2.6%
Tax credits	–2.3%	–1.2%	–1.2%
Other	0.0%	0.3%	–0.1%
Effective income tax rate	33.4%	35.6%	35.2%

The following table reflects the effects of temporary differences that give rise to the components of the net deferred tax asset (recorded in other assets on the consolidated balance sheets) as of December 31:

(in thousands)

	2007	2006
DEFERRED TAX ASSETS:		
Allowance for loan and lease losses	$ 34,482	$23,958
Accrued severance and deferred compensation	12,162	9,995
Purchased tax credits	9,772	5,107
Discount on trust preferred securities	3,510	3,903
Loans	1,821	2,671
Unrealized loss on investment securities	258	6,292
Other	9,357	7,028
Total gross deferred tax assets	71,362	58,954
DEFERRED TAX LIABILITIES:		
Intangibles	17,604	13,734
Deferred loan fees	6,319	4,483
Premises and equipment depreciation	4,084	5,961
Leased assets	3,111	2,856
FHLB stock dividends	2,527	2,386
Mortgage servicing rights	2,355	2,578
Other	4,992	3,392
Total gross deferred tax liabilities	40,992	35,390
Net deferred tax assets	$30,370	$23,564

The Company has determined that it is not required to establish a valuation allowance for the deferred tax assets as management believes it is more likely than not that the deferred tax assets of $71.4 million and $59.0 million at December 31, 2007 and 2006, respectively, will be realized principally through carry-back to taxable income in prior years and future reversals of existing taxable temporary differences. Management further believes that future taxable income will be sufficient to realize the benefits of temporary deductible differences that cannot be realized through carry-back to prior years or through the reversal of future temporary taxable differences.

The purchased tax credits totaling $9.8 million and $5.1 million at December 31, 2007 and 2006, respectively, comprised primarily of State of Oregon Business Energy Tax Credits ("BETC"), will be utilized to offset future state income taxes. The Company made its first BETC purchase in 2004, and has made subsequent BETC purchases in each year thereafter. Most of the tax credits benefit a five-year period, with an eight-year carry-forward allowed. Management believes, based upon the Company's historical performance, that the deferred tax assets will be realized in the normal course of operations, and, accordingly, management has not reduced deferred tax assets by a valuation allowance.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, as well as the Oregon and California state jurisdictions. Except for the California amended returns of Western Sierra Bancorp and Subsidiaries for the tax years 2001 through 2002, and only as it relates to the net interest deduction taken on these amended returns, the company is no longer subject to U.S. or Oregon state examinations by tax authorities for years before 2004 and California state examinations for years before 2003. The Internal Revenue Service concluded an examination of the Company's U.S. income tax returns for 2003 and 2004 in the second quarter of 2006. The results of the examination had no significant impact on the financial statements.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, ("FIN 48") on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized tax benefits. Accrued interest related to unrecognized tax benefits is recognized in tax expense.

NOTE 11. INTEREST-BEARING DEPOSITS

The following table presents the major types of interest-bearing deposits at December 31, 2007 and 2006:

(in thousands)

	2007	2006
Negotiable order of withdrawal (NOW)	$ 820,122	$ 725,127
Savings and money market	2,538,252	2,133,497
Time, $100,000 and over	1,138,538	898,617
Other time less than $100,000	819,542	860,946
Total interest-bearing deposits	$5,316,454	$4,618,187

The following table presents interest expense for each deposit type for the years ended December 31, 2007, 2006 and 2005:

(in thousands)

	2007	2006	2005
NOW	$ 13,286	$ 11,085	$ 5,881
Savings and money market	79,784	51,169	24,462
Time, $100,000 and over	48,816	30,972	16,139
Other time less than $100,000	38,954	26,655	13,096
Total interest on deposits	$180,840	$119,881	$59,578

The following table presents time deposits by their maturity or next repricing date as of December 31, 2007:

(in thousands)

Three months or less	$ 715,082
Over three months through twelve months	1,086,963
Over one year through three years	122,763
Over three years	33,272
Total time deposits	$1,958,080

NOTE 12. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The following table presents information regarding securities sold under agreements to repurchase at December 31, 2007 and 2006:

(in thousands)

	Repurchase Amount	Weighted Average Interest Rate	Carrying Value of Underlying Assets	Market Value of Underlying Assets
December 31, 2007	$36,294	2.29%	$37,085	$37,085
December 31, 2006	$47,985	3.13%	$49,027	$49,027

The securities underlying agreements to repurchase entered into by the Bank are for the same securities originally sold, with a one-day maturity. In all cases, the Bank maintains control over the securities. Securities sold under agreements to repurchase averaged approximately $49.1 million, $63.5 million and $59.6 million for the years ended December 31, 2007, 2006 and 2005, respectively. The maximum amount outstanding at any month end for the year ended December 31, 2007, 2006 and 2005 was $59.6 million, $65.5 million and $65.8 million, respectively. Investment securities are pledged as collateral in an amount equal to or greater than the repurchase agreements.

NOTE 13. FEDERAL FUNDS PURCHASED

At December 31, 2007, the outstanding balance of federal funds purchased was $69.5 million. This compared to no outstanding balance of federal funds purchased at December 31, 2006. The Bank had available lines of credit with the FHLB totaling $1.6 billion at December 31, 2007. The Bank had uncommitted federal funds line of credit agreements with additional financial institutions totaling $240.0 million and $290.0 million at December 31, 2007 and 2006, respectively. At December 31, 2007, the lines of credit had interest rates ranging from 3.75% to 4.89%. Availability of the lines is subject to federal funds balances available for loan, continued borrower eligibility and are reviewed and renewed periodically throughout the year. These lines are intended to support short-term liquidity needs, and the agreements may restrict consecutive day usage.

NOTE 14. TERM DEBT

The Bank had outstanding secured advances from the FHLB and other creditors at December 31, 2007 and 2006 of $73.9 million and $9.5 million, respectively.

Future maturities of borrowed funds (excluding purchase accounting adjustments) at December 31, 2007 are as follows:

(in thousands)

Year	Amount
2008	$42,000
2009	30,000
2010	—
2011	—
2012	—
Thereafter	1,694
Total borrowed funds	$73,694

The maximum amount outstanding from the FHLB under term advances at month end during 2007 and 2006 was $104.2 million and $227.4 million, respectively. The average balance outstanding on FHLB term advances during 2007 and 2006 was $63.7 million and $58.7 million, respectively. The average interest rate on the borrowings was 4.35% in 2007 and 5.04% in 2006. The FHLB requires the Bank to maintain a required level of investment in FHLB and sufficient collateral to qualify for notes. The Bank has pledged as collateral for these notes all FHLB stock, all funds on deposit with the FHLB, and its investments and commercial real estate portfolios, accounts, general intangibles, equipment and other property in which a security interest can be granted by the Bank to the FHLB.

NOTE 15. JUNIOR SUBORDINATED DEBENTURES

As of December 31, 2007, the Company had 14 wholly-owned trusts ("Trusts") that were formed to issue trust preferred securities and related common securities of the Trusts and are not consolidated. The Company formed master Trusts that issued trust preferred securities representing an obligation of $61.9 million. The proceeds were used to redeem existing trust preferred securities representing an obligation of $25.8 million in the third quarter of 2007 and to repurchase 1.65 million shares of common stock in 2007. One Trust, representing an obligation of approximately $10.3 million (fair value of approximately $10.3 million as of the merger date), was assumed in connection with the North Bay merger and subsequently redeemed in June 2007. Four Trusts, representing aggregate total obligations of approximately $37.1 million (fair value of approximately $38.7 million as of the merger date), were assumed in connection with the Western Sierra merger. Five Trusts, representing aggregate total obligations of approximately $58.9 million (fair value of approximately $68.6 million as of the merger date), were assumed in connection with previous mergers.

Following is information about the Trusts as of December 31, 2007:

Junior Subordinated Debentures

(in thousands)

Trust Name	Issue Date	Issued Amount	Carrying Value(1)	Rate(2)	Effective Rate(3)	Maturity Date	Redemption Date
AT FAIR VALUE:							
Umpqua Statutory Trust II	October 2002	$ 20,619	$ 20,924	Floating(4)	7.98%	October 2032	October 2007
Umpqua Statutory Trust III	October 2002	30,928	31,345	Floating(5)	7.98%	November 2032	November 2007
Umpqua Statutory Trust IV	December 2003	10,310	10,463	Floating(6)	7.98%	January 2034	January 2009
Umpqua Statutory Trust V	December 2003	10,310	10,302	Floating(6)	7.98%	March 2034	March 2009
Umpqua Master Trust I	August 2007	41,238	38,346	Floating(7)	7.98%	September 2037	September 2012
Umpqua Master Trust IB	September 2007	20,619	20,306	Floating(8)	7.98%	December 2037	December 2012
		134,024	131,686				
AT AMORTIZED COST:							
HB Capital Trust I	March 2000	5,310	6,552	10.875%	7.96%	March 2030	March 2010
Humboldt Bancorp Statutory Trust I	February 2001	5,155	6,052	10.200%	8.04%	February 2031	February 2011
Humboldt Bancorp Statutory Trust II	December 2001	10,310	11,592	Floating(9)	7.15%	December 2031	December 2006
Humboldt Bancorp Staututory Trust III	September 2003	27,836	31,253	6.75%(10)	5.06%	September 2033	September 2008
CIB Capital Trust	November 2002	10,310	11,394	Floating(5)	7.14%	November 2032	November 2007
Western Sierra Statutory Trust I	July 2001	6,186	6,333	Floating(11)	6.49%	July 2031	July 2006
Western Sierra Statutory Trust II	December 2001	10,310	10,554	Floating(9)	6.52%	December 2031	December 2006
Western Sierra Statutory Trust III	September 2003	10,310	10,475	Floating(12)	6.75%	September 2033	September 2008
Western Sierra Statutory Trust IV	September 2003	10,310	10,475	Floating(12)	6.75%	September 2033	September 2008
		96,037	104,680				
	Total	$230,061	$236,366				

(1) Includes purchase accounting adjustments, net of accumulated amortization, for junior subordinated debentures assumed in connection with the North Bay, Western Sierra and previous mergers as well as fair value adjustment pursuant to the adoption of SFAS No. 159 related to trusts recorded at fair value.

(2) Contractual interest rate of junior subordinated debentures.
(3) Effective interest rate as of December 2007, including impact of purchase accounting amortization.
(4) Rate based on LIBOR plus 3.35%, adjusted quarterly.
(5) Rate based on LIBOR plus 3.45%, adjusted quarterly.
(6) Rate based on LIBOR plus 2.85%, adjusted quarterly.
(7) Rate based on LIBOR plus 1.35%, adjusted quarterly.
(8) Rate based on LIBOR plus 2.75%, adjusted quarterly.
(9) Rate based on LIBOR plus 3.60%, adjusted quarterly.
(10) Rate fixed for 5 years from issuance, then adjusted quarterly thereafter based on LIBOR plus 2.95%.
(11) Rate based on LIBOR plus 3.58%, adjusted quarterly.
(12) Rate based on LIBOR plus 2.90%, adjusted quarterly.

The $236.4 million of trust preferred securities issued to the Trusts as of December 31, 2007 ($203.7 million as of December 31, 2006) are reflected as junior subordinated debentures in the consolidated balance sheets. The common stock issued by the Trusts is recorded in other assets in the consolidated balance sheets, and totaled $6.9 million and $5.8 million at December 31, 2007 and 2006, respectively.

All of the debentures issued to the Trusts, less the common stock of the Trusts, qualified as Tier 1 capital as of December 31, 2007, under guidance issued by the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). Effective April 11, 2005, the Federal Reserve Board adopted a rule that permits the inclusion of trust preferred securities in Tier 1 capital, but with stricter quantitative limits. Under the Federal Reserve Board rule, after a five-year transition period ending March 31, 2009, the aggregate amount of trust preferred securities and certain other restricted core capital elements is limited to 25% of Tier 1 capital, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit could be included in Tier 2 capital, subject to restrictions. At December 31, 2007, the Company's restricted core capital elements were 32% of total core capital, net of goodwill. There can be no assurance that the Federal Reserve Board will not further limit the amount of trust preferred securities permitted to be included in Tier 1 capital for regulatory capital purposes.

Effective January 1, 2007, the Company adopted SFAS No. 159 and SFAS No. 157. See Note 20 for additional information on SFAS No. 157. SFAS No. 159 allows companies to measure at fair value most financial assets and liabilities that are currently required to be measured in a different manner, such as at amortized cost. Following the initial fair value measurement date, ongoing unrealized gains and losses on items for which fair value reporting has been elected are reported in earnings at each subsequent reporting date. Under SFAS No. 159, fair value reporting may be elected on an instrument-by-instrument basis, and thus companies may record identical financial assets and liabilities at fair value or by another measurement basis permitted under generally accepted accounting principles ("GAAP").

Accounting for selected junior subordinated debentures at fair value enables us to more closely align our financial performance with the economic value of those liabilities. Additionally, we believe our adoption of the standard will have a positive impact on our ability to manage the market and interest rate risks associated with the junior subordinated debentures, and potentially benefit net interest income, net income and earnings per common share. The junior subordinated debentures measured at fair value and amortized cost have been presented as separate line items on the balance sheet. We use a discounted cash flow model to determine the fair value of the junior subordinated debentures using market discount rate assumptions.

Umpqua selected the fair value measurement option for certain pre-existing junior subordinated debentures of $97.9 million (the Umpqua Statutory Trusts) as of the adoption date. The remaining junior subordinated debentures as of the adoption date were acquired through business combinations and were measured at fair value at the time of acquisition.

Retained earnings as of January 1, 2007 were reduced by $2.1 million, net of tax, as a result of the fair value election, as shown below:

(in thousands)

	Balance Sheet prior to Adoption	Net Gain/ (Loss) upon Adoption	Balance Sheet After Adoption
Other assets(1)	$ 1,934	$(1,934)	$ —
Junior subordinated debentures	97,941	(2,491)	100,432
Other liabilities(2)	984	984	—
Pretax cumulative effect of adoption of the fair value option		(3,441)	
Increase in deferred tax asset		1,377	
Cumulative effect of adoption of the fair value option (charged to retained earnings)		$(2,064)	

(1) Consists of issuance costs related to junior subordinated debentures for which fair value option was elected.

(2) Consists of accrued interest related to junior subordinated debentures for which fair value option was elected.

The gains and losses described in the table above will not be recognized in earnings based upon application of SFAS No. 159. Regulatory capital will be reduced by the adjustment to retained earnings. However, the Company's capital exceeds the capital levels required to be classified as well-capitalized, and the reduction in retained earnings resulting from the adoption of SFAS No. 159 will have minimal effect on the Company's current regulatory capital ratios.

As a result of the fair value measurement election for the above financial instruments, we recorded a gain of $4.9 million for the year ended December 31, 2007 resulting from the change in fair value of the junior subordinated debentures recorded at fair value. This gain was recorded as other non-interest income. Interest expense on junior subordinated debentures is recorded on an accrual basis. The junior subordinated debentures recorded at fair value of $131.7 million had contractual unpaid principal amounts of $134.0 million outstanding as of December 31, 2007.

NOTE 16. EMPLOYEE BENEFIT PLANS

Employee Savings Plan—Substantially all of the Bank's and Strand's employees are eligible to participate in the Umpqua Bank 401(k) and Profit Sharing Plan (the "Umpqua 401(k) Plan"), a defined contribution and profit sharing plan sponsored by the Company. Employees may elect to have a portion of their salary contributed to the plan in conformity with Section 401(k) of the Internal Revenue Code. At the discretion of the Company's Board of Directors, the Company may elect to make matching and/or profit sharing contributions to the Umpqua 401(k) Plan based on profits of the Bank. The Company's contributions under the plan charged to expense amounted to $2.5 million, $2.6 million and $2.0 million for the years ended December 31, 2007, 2006 and 2005, respectively, and are recorded in other liabilities.

Supplemental Retirement Plan—The Company has established the Umpqua Holdings Corporation Supplemental Retirement Plan (the "SRP"), a nonqualified deferred compensation plan to help supplement the retirement income of certain highly compensated executives selected by resolution of the Company's Board of Directors. The Company may make discretionary contributions to the SRP. For the years ended December 31, 2007, 2006 and 2005, the Company's matching contribution charged to expense for these supplemental plans totaled $65,000, $95,000 and $66,000, respectively. The plan balances at December 31, 2007 and 2006 were $329,000 and $276,000, respectively, and are recorded in other liabilities.

Salary Continuation Plans—The Bank sponsors various salary continuation plans for the CEO and certain retired employees. These plans are unfunded, and provide for the payment of a specified amount on a monthly basis for a specified period (generally 10 to 20 years) after retirement. In the event of a participant employee's death prior to or during retirement, the Bank is obligated to pay to the designated beneficiary the benefits set forth under the plan. At December 31, 2007 and 2006, liabilities recorded for the estimated present value of future salary continuation plan benefits totaled $14.3 million and $10.8 million, respectively, and are recorded in other liabilities. For the years ended December 31, 2007, 2006, and 2005, expense recorded for the salary continuation plan benefits totaled $719,000, $1.3 million and $1.1 million, respectively.

Deferred Compensation Plans and Rabbi Trusts—The Bank from time to time adopts deferred compensation plans that provide certain key executives with the option to defer a portion of their compensation. In connection with prior acquisitions, the Bank assumed liability for certain deferred compensation plans for key employees, retired employees and directors. Subsequent to the effective date of the acquisitions, no additional contributions were made to these plans. At December 31, 2007 and 2006, liabilities recorded in connection with deferred compensation plan benefits totaled $6.8 million and $6.6 million, respectively, and are recorded in other liabilities.

The Bank has established and sponsors, for some deferred compensation plans assumed in connection with prior mergers, irrevocable trusts commonly referred to as "Rabbi Trusts." The trust assets (generally cash and trading assets) are consolidated in the Company's balance sheets and the associated liability (which equals the related asset balances) is included in other liabilities. The asset and liability balances related to these trusts as of December 31, 2007 and 2006 were $2.5 million and $2.9 million, respectively.

The Bank has purchased, or acquired through mergers, life insurance policies in connection with the implementation of certain executive supplemental income, salary continuation and deferred compensation retirement plans. These policies provide protection against the adverse financial effects that could result from the death of a key employee and provide tax-exempt income to offset expenses associated with the plans. It is the Bank's intent to hold these policies as a long-term investment. However, there will be an income tax impact if the Bank chooses to surrender certain policies. Although the lives of individual current or former management-level employees are insured, the Bank is the owner and sole or partial beneficiary. At December 31, 2007 and 2006, the cash surrender value of these policies was $80.6 million and $67.7 million, respectively. At December 31, 2007, the Bank also had a $1.2 million liability for post-retirement benefits payable to other partial beneficiaries under some of these life insurance policies. The Bank is exposed to credit risk to the extent an insurance company is unable to fulfill its financial obligations under a policy. In order to mitigate this risk, the Bank uses a variety of insurance companies and regularly monitors their financial condition.

In connection with the Western Sierra acquisition, the Bank became the sponsor of the Western Sierra Bancorp and Subsidiaries 401KSOP ("401KSOP") and the Western Sierra Bancorp Employee Stock Ownership Plan ("ESOP Plan"). On December 28, 2006, the 401KSOP was merged into the Bank's 401(k) plan. The Bank recognized $159,000 of expense related to employer matching contributions for the 401KSOP plan during 2006. On October 5, 2006, Umpqua received a favorable determination letter from the IRS approving the termination of the ESOP Plan.

In connection with the North Bay acquisition, the Bank became the sponsor of the North Bay 401(k) plan. On May 1, 2007, the North Bay 401(k) plan was frozen and no further contributions were made to that plan. On January 1, 2008, the North Bay 401(k) plan was merged with the Bank's 401(k) plan.

NOTE 17. COMMITMENTS AND CONTINGENCIES

Lease Commitments—The Company leases 110 sites under non-cancelable operating leases. The leases contain various provisions for increases in rental rates, based either on changes in the published Consumer Price Index or a predetermined escalation schedule. Substantially all of the leases provide the Company with the option to extend the lease term one or more times upon expiration.

Rent expense for the years ended December 31, 2007, 2006 and 2005 was $11.9 million, $9.4 million and $5.9 million, respectively. Rent expense was offset by rent income of $657,000, $392,000 and $270,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The following table sets forth, as of December 31, 2007, the future minimum lease payments under non-cancelable operating leases and future minimum income receivable under non-cancelable operating subleases:

(in thousands)

	Lease Payments	Sublease Income
2008	$11,038	$ 455
2009	9,636	262
2010	8,809	179
2011	8,168	89
2012	7,099	73
Thereafter	30,966	67
Total	$75,716	$1,125

Financial Instruments with Off-Balance-Sheet Risk—The Company's financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of the Bank's business and involve elements of credit, liquidity and interest rate risk. The following table presents a summary of the Bank's commitments and contingent liabilities:

(in thousands)

	As of December 31, 2007
Commitments to extend credit	$1,404,365
Commitments to extend overdrafts	$ 182,724
Commitments to originate loans held-for-sale	$ 27,545
Other derivative commitments	$ 61,094
Standby letters of credit	$ 62,491

The Bank is a party to financial instruments with off-balance-sheet credit risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve elements of credit and interest-rate risk similar to the amounts recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, and financial guarantees written, is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any covenant or condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. While most standby letters of credit are not utilized, a significant portion of such utilization is on an immediate payment basis. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral varies but may include cash, accounts receivable, inventory, premises and equipment and income-producing commercial properties.

The Bank enters into forward delivery contracts to sell residential mortgage loans or mortgage-backed securities to broker/dealers at specific prices and dates in order to hedge the interest rate risk in its portfolio of mortgage loans held for sale and its residential mortgage loan commitments. Credit risk associated with forward contracts is limited to the replacement cost of those forward contracts in a gain position. There were no counterparty default losses on forward contracts in 2007, 2006 or 2005. Market risk with respect to forward contracts arises principally from changes in the value of contractual positions due to changes in interest rates. The Bank limits its exposure to market risk by monitoring differences between commitments to customers and forward contracts with broker/dealers. In the event the Company has forward delivery contract commitments in excess of available mortgage loans, the Company completes the transaction by either paying or receiving a fee to or from the broker/dealer equal to the increase or decrease in the market value of the forward contract. At December 31, 2007, the Bank had commitments to originate mortgage loans held for sale totaling $27.5 million with a net fair value asset of approximately $68,000. As of that date, it also had forward sales commitments of $24.1 million with a net fair value liability of $144,000. The Bank recorded a loss of $5,000, a loss of $58,000 and a gain of $166,000, related to its commitments to originate mortgage loans and related forward sales commitments in 2007, 2006 and 2005, respectively.

In the fourth quarter of 2007, the Bank began using derivative instruments to hedge the risk of changes in the fair value of MSR due to changes in interest rates. At December 31, 2007, the Bank had derivative instruments with a notional amount of $37.0 million with a net fair value asset of $34,000. During 2007, we recognized a loss of $334,000 related to MSR hedging activities, which was recorded in mortgage banking revenue on the consolidated statements of income.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash, marketable securities, or real estate as collateral supporting those commitments for which collateral is deemed necessary. The Bank has not been required to perform on any financial guarantees and did not incur any losses in connection with standby letters of credit during the years ended December 31, 2007, 2006 and 2005. At December 31, 2007, approximately $48.3 million of standby letters of credit expire within one year, and $14.2 million expire thereafter. Upon issuance, the Company recognizes a liability equivalent to the amount of fees received from the customer for these standby letter of credit commitments. Fees are recognized ratably over the term of the standby letter of credit. The fair value of guarantees associated with standby letters of credit was $150,000 as of December 31, 2007.

At December 31, 2007, the reserve for unfunded commitments, which is included in other liabilities on the consolidated balance sheet, was $1.2 million. The adequacy of the reserve for unfunded commitments is reviewed on a quarterly basis, based upon changes in the amounts of commitments, loss experience, and economic conditions.

Mortgage loans sold to investors may be sold with servicing rights retained, with only the standard legal representations and warranties regarding recourse to the Bank. Management believes that any liabilities that may result from such recourse provisions are not significant.

Legal Proceedings—In November 2007, Visa Inc. announced that it had reached a settlement with American Express related to an antitrust lawsuit. Umpqua Bank and other Visa member banks are obligated to fund the settlement and share in losses resulting from this litigation.

In the fourth quarter of 2007, the Company recorded a liability and corresponding expense of approximately $3.9 million pre-tax, for its proportionate share of that settlement.

In addition, Visa notified the Company that it had established a contingency reserve related to unsettled litigation with Discover Card. In connection with this contingency, the Company recorded, in the fourth quarter of 2007, a liability and corresponding expense of $1.2 million pre-tax, for its proportionate share of that contingent liability. The Company is not a party to the Visa litigation and its liability arises solely from the Bank's membership interest in Visa, Inc.

Previously, Visa Inc. announced that it completed restructuring transactions in preparation for an initial public offering of its Class A stock planned for early 2008, and, as part of those transactions, Umpqua Bank's membership interest in Visa was exchanged for Class B stock of Visa, Inc. In connection with Visa's planned offering, it is expected that a portion of the Class B shares will be redeemed for cash, with the remaining shares to be converted to Class A shares three years after the offering or upon settlement of certain covered litigation, whichever is later. Visa is expected to set aside a portion of the proceeds from the offering to fund the American Express settlement and other litigation judgments or settlements that may occur.

In connection with the announced American Express settlement, and in consideration of accounting guidance that the Company has been informed was provided by the Securities and Exchange Commission, the Company currently anticipates that its proportionate share of the proceeds of the planned initial public offering by Visa will more than offset any liabilities related to the Visa litigation, and no cash payments from Umpqua will be made in settlement of this liability.

In the ordinary course of business, various claims and lawsuits are brought by and against the Company, the Bank and Strand. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the Company's consolidated financial condition or results of operations.

Concentrations of Credit Risk—The Company grants real estate mortgage, real estate construction, commercial, agricultural and installment loans and leases to customers throughout Oregon, Washington and California. In management's judgment, a concentration exists in real estate-related loans, which represented approximately 79% and 81% of the Company's loan and lease portfolio at December 31, 2007 and 2006, respectively. Commercial real estate concentrations are managed to assure wide geographic and business diversity. Although management believes such concentrations have no more than the normal risk of collectibility, a substantial decline in the economy in general, or a decline in real estate values in the Company's primary market areas in particular, such as was seen with the deterioration in the northern California residential development market in 2007, could have an adverse impact on the repayment of these loans. Personal and business incomes represent the primary source of repayment for a majority of these loans.

The Bank recognizes the credit risks inherent in dealing with other depository institutions. Accordingly, to prevent excessive exposure to any single correspondent, the Bank has established general standards for selecting correspondent banks as well as internal limits for allowable exposure to any single correspondent. In addition, the Bank has an investment policy that sets forth limitations that apply to all investments with respect to credit rating and concentrations per issuer.

NOTE 18. COMMON STOCK

Stock Plans

The Company's 2007 Long Term Incentive Plan ("2007 LTI Plan") authorizes the award of up to 1 million restricted stock unit grants, which are subject to performance-based vesting as well as other approved vesting conditions. The Company's 2003 Stock Incentive Plan ("2003 Plan") provides for grants of up to 2 million shares. The 2003 Plan further provides that no grants may be issued if existing options and subsequent grants under the 2003 Plan exceed 10% of the Company's outstanding shares on a diluted basis. Under the terms of the 2003 Plan, options and awards generally vest ratably over a period of five years, the exercise price of each option equals the market price of the Company's stock on the date of the grant, and the maximum term is ten years.

The Company has options outstanding under two prior plans adopted in 1995 and 2000, respectively. With the adoption of the 2003 Plan, no additional grants can be issued under the previous plans. The Company also assumed various plans in connection with mergers and acquisitions but does not make grants under those plans. During 2007, in connection with the North Bay merger, a total of 542,000 options were exchanged for North Bay stock options granted at an exchange ratio of 1.228 Umpqua stock options for each North Bay stock option outstanding. During 2006, in connection with the Western Sierra merger, a total of 723,000 options were exchanged for Western Sierra stock options granted at an exchange ratio of 1.61 Umpqua stock options for each Western Sierra stock option outstanding. All of the North Bay options and Western Sierra options were vested as of the date the mergers were completed.

The following table summarizes information about stock options outstanding at December 31, 2007, 2006 and 2005:

(shares in thousands)

	2007		2006		2005	
	Options Outstanding	Weighted-Avg Exercise Price	Options Outstanding	Weighted-Avg Exercise Price	Options Outstanding	Weighted-Avg Exercise Price
Balance, beginning of year	1,807	$14.78	1,846	$13.75	1,877	$ 9.98
Granted	50	26.12	25	28.43	508	23.60
Acquisitions	542	13.39	723	14.32	—	—
Exercised	(767)	11.67	(769)	12.18	(409)	6.73
Forfeited/expired	(50)	21.21	(18)	19.90	(130)	19.88
Balance, end of year	1,582	$15.94	1,807	$14.78	1,846	$13.75
Options exercisable, end of year	1,215	$13.91	1,304	$11.88	1,164	$ 9.42

The following table summarizes information about outstanding stock options issued under all plans as of December 31, 2007:

(shares in thousands)

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Avg. Remaining Contractual Life (Years)	Weighted Avg. Exercise Price	Options Exercisable	Weighted Avg. Exercise Price
$4.00 to $8.78	318	4.8	$ 5.76	317	$ 5.76
$9.15 to $13.34	369	2.6	11.44	368	11.43
$13.46 to $19.31	337	5.1	17.55	255	17.20
$19.46 to $23.49	387	6.7	22.94	184	22.72
$24.25 to $28.43	171	7.9	25.66	91	25.48
	1,582	5.1	$15.94	1,215	$13.91

The total intrinsic value (which is the amount by which the stock price exceeds the exercise price) of both options outstanding and options exercisable as of December 31, 2007, was $4.6 million. The weighted average remaining contractual term of options exercisable was 4.7 years as of December 31, 2007. The total intrinsic value of options exercised was $8.7 million, $11.5 million and $7.2 million, in the years ended December 31, 2007, 2006, and 2005, respectively. During the years ended December 31, 2007, 2006, and 2005, the amount of cash received from the exercise of stock options was $9.0 million, $9.4 million and $2.8 million, respectively. As of December 31, 2007, there was $2.0 million of total unrecognized compensation cost related to non-vested stock options which is expected to be recognized over a weighted-average period of 2.1 years.

The Company grants restricted stock periodically as a part of the 2003 Plan for the benefit of employees. Restricted shares issued generally vest on an annual basis over five years for all grants issued. The following table summarizes information about non-vested restricted shares outstanding at December 31:

(shares in thousands)

	2007		2006		2005	
	Restricted Shares Outstanding	Average Grant Date Fair Value	Restricted Shares Outstanding	Average Grant Date Fair Value	Restricted Shares Outstanding	Average Grant Date Fair Value
Balance, beginning of year	122	$26.36	47	$21.28	66	$20.63
Granted	134	23.71	93	27.99	8	25.20
Released	(31)	24.96	(14)	20.76	(15)	20.45
Forfeited/expired	(16)	26.28	(4)	23.35	(12)	21.36
Balance, end of year	209	$24.88	122	$26.36	47	$21.28

The compensation cost related to restricted stock that has been charged against income (included in salaries and employee benefits) was $1.1 million, $555,000 and $241,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The total income tax benefit recognized in the income statement related to restricted stock was $444,000, $222,000 and $96,000 for the years ended December 31, 2007, 2006, and 2005, respectively. The total fair value of shares vested was $757,000, $383,000 and $363,000, for the years ended December 31, 2007, 2006, and 2005, respectively. As of December 31, 2007, there was $3.9 million of total unrecognized compensation cost related to non-vested restricted stock which is expected to be recognized over a weighted-average period of 3.8 years.

In the second quarter of 2007, the Company awarded a restricted stock unit grant to an executive under the 2003 Plan that vests based on continued service in various increments through July 1, 2011. The Company shall issue certificates for the vested grant units within the seventh month following termination of executive's employment. The restricted stock units granted under the 2007 LTI Plan cliff vest after three years based on performance and service conditions. The compensation cost related to the restricted stock units was $224,000 for the year ended December 31, 2007. At December 31, 2007, 38,000 restricted stock units with a weighted average grant date fair value of $26.39 were outstanding; 8,000 restricted stock units at a weighted average grant date fair value of $26.39 were vested and deferred.

For the years ended December 31, 2007, 2006, and 2005, the Company received income tax benefits of $3.4 million, $4.0 million, and $2.3 million, respectively, related to the exercise of non-qualified employee stock options, disqualifying dispositions in the exercise of incentive stock options and the vesting of restricted shares. In the years ended December 31, 2007 and 2006, the cash flows from excess tax benefits (tax benefits resulting from tax deductions in excess of the compensation cost recognized) classified as financing cash flows were $289,000 and $1.2 million, respectively.

Share Repurchase Plan

The Company's share repurchase plan, which was approved by the Board and announced in August 2003, originally authorized the repurchase of up to 1.0 million shares. Prior to 2007, the authorization was amended to increase the repurchase limit to 2.5 million shares. On April 19, 2007, the Company announced an expansion of the Board of Directors approved common stock repurchase plan, increasing the repurchase limit to 6.0 million shares and extending the plan's expiration date from June 30, 2007 to June 30, 2009. As of December 31, 2007, a total of 1.5 million shares remained available for repurchase. The Company repurchased 4.0 million shares under the repurchase plan in 2007 as compared to none in 2006. The timing and amount of future repurchases will depend upon the market price for our common stock, securities laws restricting repurchases, asset growth, earnings and our capital plan.

We also have certain stock option and restricted stock plans which provide for the payment of the option exercise price or withholding taxes by tendering previously owned or recently vested shares. During the years ended December 31, 2007 and

2006, 43,000 and 4,000 shares were tendered in connection with option exercises. Restricted shares cancelled to pay withholding taxes totaled 4,000 and 2,000 shares during the years ended December 31, 2007 and 2006.

NOTE 19. REGULATORY CAPITAL

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classifications are also subject to qualitative judgments by the regulators about risk components, asset risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets (as defined in the regulations), and of Tier I capital to average assets (as defined in the regulations). Management believes, as of December 31, 2007, that the Company meets all capital adequacy requirements to which it is subject.

The Company's capital amounts and ratios as of December 31, 2007 and 2006 are presented in the following table:

(in thousands)

	Actual		For Capital Adequacy purposes		To be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
AS OF DECEMBER 31, 2007:						
Total Capital						
(to Risk Weighted Assets)						
Consolidated	$771,855	10.89%	$567,019	8.00%	$708,774	10.00%
Umpqua Bank	$761,510	10.77%	$565,653	8.00%	$707,066	10.00%
Tier I Capital						
(to Risk Weighted Assets)						
Consolidated	$695,662	9.82%	$283,365	4.00%	$425,048	6.00%
Umpqua Bank	$685,317	9.70%	$282,605	4.00%	$423,907	6.00%
Tier I Capital						
(to Average Assets)						
Consolidated	$695,662	9.24%	$301,152	4.00%	$376,441	5.00%
Umpqua Bank	$685,317	9.12%	$300,578	4.00%	$375,722	5.00%
AS OF DECEMBER 31, 2006:						
Total Capital						
(to Risk Weighted Assets)						
Consolidated	$733,239	11.63%	$504,378	8.00%	$630,472	10.00%
Umpqua Bank	$715,593	11.37%	$503,496	8.00%	$629,369	10.00%
Tier I Capital						
(to Risk Weighted Assets)						
Consolidated	$671,836	10.66%	$252,096	4.00%	$378,144	6.00%
Umpqua Bank	$654,190	10.39%	$251,854	4.00%	$377,781	6.00%
Tier I Capital						
(to Average Assets)						
Consolidated	$671,836	10.28%	$261,415	4.00%	$326,769	5.00%
Umpqua Bank	$654,190	10.02%	$261,154	4.00%	$326,442	5.00%

The Bank is an Oregon state chartered bank with deposits insured by the Federal Deposit Insurance Corporation ("FDIC"), and is subject to the supervision and regulation of the Director of the Oregon Department of Consumer and Business Services, administered through the Division of Finance and Corporate Securities, and to the supervision and regulation of the California Department of Financial Institutions, the Washington Department of Financial Institutions and the FDIC. As of December 31, 2007, the most recent notification from the FDIC categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. The Company is not subject to the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's regulatory capital category.

NOTE 20. FAIR VALUES

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. The following table presents estimated fair values of the Company's financial instruments as of December 31, 2007 and 2006:

(in thousands)

	2007		2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
FINANCIAL ASSETS:				
Cash and cash equivalents	$ 192,070	$ 192,070	$ 335,648	$ 335,648
Trading securities	2,837	2,837	4,204	4,204
Securities available-for-sale	1,050,756	1,050,756	715,187	715,187
Securities held-to-maturity	6,005	6,026	8,762	8,817
Loans held for sale	13,047	13,047	16,053	16,053
Loans and leases, net	5,970,731	6,158,672	5,301,772	5,327,245
Restricted equity securities	15,273	15,273	15,255	15,255
Mortgage servicing rights	10,088	10,088	9,952	9,952
Bank owned life insurance assets	80,593	80,593	67,738	67,738
FINANCIAL LIABILITIES:				
Deposits	$6,589,326	$6,581,471	$5,840,294	$5,838,056
Securities sold under agreement to repurchase	36,294	36,294	47,985	47,985
Federal funds purchased	69,500	69,500	—	—
Term debt	73,927	74,784	9,513	9,186
Junior subordinated debentures, at fair value	131,686	131,686	—	—
Junior subordinated debentures, at amortized cost	104,680	108,752	203,688	239,671
DERIVATIVE FINANCIAL INSTRUMENTS:				
Rate lock commitments	$ 68	$ 68	$ (49)	$ (49)
Forward sales agreements	$ (144)	$ (144)	$ 70	$ 70
MSR hedge instruments	$ 34	$ 34	$ —	$ —

SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurement. Upon adoption of SFAS No. 157, there was no cumulative effect adjustment to beginning retained earnings and no impact on the financial statements, other than in conjunction with the adoption of SFAS No. 159, in the year ended December 31, 2007.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2007, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

(in thousands)

		Fair Value Measurements at December 31, 2007, Using		
Description	Fair Value December 31, 2007	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Trading securities	$ 2,837	$2,837		
Securities available-for-sale	1,050,756		1,050,756	
Mortgage servicing rights	10,088		10,088	
Total assets measured at fair value	$1,063,681	$2,837	$1,060,844	$—
Junior subordinated debentures, at fair value	$ 131,686		$ 131,686	
Total liabilities measured at fair value	$ 131,686	$ —	$ 131,686	$—

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash and Cash Equivalents—For short-term instruments, including cash and due from banks, and interest-bearing deposits with banks, the carrying amount is a reasonable estimate of fair value.

Securities—Fair values for investment securities are based on quoted market prices when available or through the use of alternative approaches, such as matrix or model pricing, when market quotes are not readily accessible or available.

Loans Held For Sale—For loans held for sale, carrying value approximates fair value.

Loans—Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, including commercial, real estate and consumer loans. Each loan category is further segregated by fixed and variable rate, performing and nonperforming categories. For variable rate loans, carrying value approximates fair value. Fair value of fixed rate loans is calculated by discounting contractual cash flows at rates which similar loans are currently being made.

Mortgage Servicing Rights—The fair value of mortgage servicing rights is estimated using a discounted cash flow model.

Bank owned life insurance assets—Fair values of insurance policies owned are based on the insurance contract's cash surrender value.

Deposits—The fair value of deposits with no stated maturity, such as non-interest-bearing deposits, savings and interest checking accounts, and money market accounts, is equal to the amount payable on demand as of December 31, 2007 and 2006. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Securities Sold under Agreements to Repurchase and Federal Funds Purchased—For short-term instruments, including securities sold under agreements to repurchase and federal funds purchased, the carrying amount is a reasonable estimate of fair value.

Term Debt—The fair value of medium term notes is calculated based on the discounted value of the contractual cash flows using current rates at which such borrowings can currently be obtained.

Junior Subordinated Debentures—The fair value of junior subordinated debentures is estimated using a discounted cash flow model.

Derivative Instruments—The fair value of the derivative instruments is estimated using quoted or published market prices for similar instruments, adjusted for factors such as pull-through rate assumptions based on historical information, where appropriate.

NOTE 21. EARNINGS PER SHARE

The following is a computation of basic and diluted earnings per share for the years ended December 31, 2007, 2006 and 2005:

(in thousands, except per share)

	2007	2006	2005
BASIC EARNINGS PER SHARE:			
Weighted average shares outstanding	59,828	52,311	44,438
Net income	$63,268	$84,447	$69,735
Basic earnings per share	$ 1.06	$ 1.61	$ 1.57
DILUTED EARNINGS PER SHARE:			
Weighted average shares outstanding	59,828	52,311	44,438
Net effect of the assumed exercise of stock options and vesting of restricted shares, based on the treasury stock method	600	739	573
Total weighted average shares and common stock equivalents outstanding	60,428	53,050	45,011
Net income	$63,268	$84,447	$69,735
Diluted earnings per share	$ 1.05	$ 1.59	$ 1.55

Options to purchase an additional 510,000 shares of common stock and 66,000 unvested restricted shares were outstanding at December 31, 2007 but were not included in the computation of diluted earnings per share because their effect would be anti-dilutive. Anti-dilutive options and unvested restricted stock excluded at December 31, 2006 and 2005 were not significant.

NOTE 22. OPERATING SEGMENTS

The Company operates three primary segments: Community Banking, Mortgage Banking and Retail Brokerage. The Community Banking segment's principal business focus is the offering of loan and deposit products to its business and retail customers in its primary market areas. As of December 31, 2007, the Community Banking segment operates 147 stores located throughout Oregon, Northern California and Washington.

The Mortgage Banking segment, which operates as a division of the Bank, originates, sells and services residential mortgage loans.

The Retail Brokerage segment consists of the operations of Strand, which offers a full range of retail brokerage services and products to its clients who consist primarily of individual investors. The Company accounts for intercompany fees and services between Strand and the Bank at an estimated fair value according to regulatory requirements for services provided. Intercompany items relate primarily to management services and interest on intercompany borrowings.

Summarized financial information concerning the Company's reportable segments and the reconciliation to the consolidated financial results is shown in the following tables:

Year Ended December 31, 2007
(in thousands)

	Community Banking	Retail Brokerage	Mortgage Banking	Consolidated
Interest income	$ 472,836	$ 63	$ 15,493	$ 488,392
Interest expense	194,139	—	8,299	202,438
Net interest income	278,697	63	7,194	285,954
Provision for loan and lease losses	41,730	—	—	41,730
Non-interest income	45,966	10,750	8,109	64,825
Non-interest expense	191,998	9,876	8,926	210,800
Merger-related expense	3,318	—	—	3,318
Income before income taxes	87,617	937	6,377	94,931
Provision for income taxes	28,748	364	2,551	31,663
Net income	$ 58,869	$ 573	$ 3,826	$ 63,268
Total assets	$8,120,970	$ 8,332	$210,751	$8,340,053
Total loans	$5,869,125	$ —	$186,510	$6,055,635
Total deposits	$6,581,709	$ —	$ 7,617	$6,589,326

Year Ended December 31, 2006
(in thousands)

	Community Banking	Retail Brokerage	Mortgage Banking	Consolidated
Interest income	$ 392,195	$ 73	$ 13,673	$ 405,941
Interest expense	134,840	—	8,977	143,817
Net interest income	257,355	73	4,696	262,124
Provision for loan and lease losses	2,552	—	—	2,552
Non-interest income	35,675	10,133	7,789	53,597
Non-interest expense	157,870	9,844	9,462	177,176
Merger-related expense	4,773	—	—	4,773
Income before income taxes	127,835	362	3,023	131,220
Provision for income taxes	45,408	156	1,209	46,773
Net income	$ 82,427	$ 206	$ 1,814	$ 84,447
Total assets	$7,087,227	$ 7,656	$249,353	$7,344,236
Total loans	$5,139,818	$ —	$222,044	$5,361,862
Total deposits	$5,834,835	$ —	$ 5,459	$5,840,294

Year Ended December 31, 2005
(in thousands)

	Community Banking	Retail Brokerage	Mortgage Banking	Consolidated
Interest income	$ 276,224	$ 101	$ 5,951	$ 282,276
Interest expense	69,239	—	3,755	72,994
Net interest income	206,985	101	2,196	209,282
Provision for loan and lease losses	2,468	—	—	2,468
Non-interest income	29,427	11,816	6,539	47,782
Non-interest expense	127,329	11,284	8,181	146,794
Merger-related expense	262	—	—	262
Income before income taxes	106,353	633	554	107,540
Provision for income taxes	37,365	219	221	37,805
Net income	$ 68,988	$ 414	$ 333	$ 69,735
Total assets	$5,257,333	$ 7,925	$95,381	$5,360,639
Total loans	$3,846,507	$ —	$75,124	$3,921,631
Total deposits	$4,286,227	$ —	$ 39	$4,286,266

NOTE 23. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has made loans to its directors and executive officers (and their associated and affiliated companies). All such loans have been made on the same terms as those prevailing at the time of origination to other borrowers.

The following table presents a summary of aggregate activity involving related party borrowers for the years ended December 31, 2007 and 2006:

(in thousands)

	2007	2006
Loans outstanding at beginning of year	$12,191	$11,730
New loans and advances	2,460	3,776
Less loan repayments	(3,619)	(2,866)
Reclassification(1)	(1,404)	(449)
Loans outstanding at end of year	$ 9,628	$12,191

(1) Represents loans that were once considered related party but are no longer considered related party, or loans that were not related party that subsequently became related party loans.

At December 31, 2007 and 2006, deposits of related parties amounted to $7.4 million and $10.2 million, respectively.

NOTE 24. PARENT COMPANY FINANCIAL STATEMENTS

Condensed Balance Sheets

December 31,
(in thousands)

	2007	2006
ASSETS		
Non-interest-bearing deposits with subsidiary banks	$ 18,903	$ 33,049
Investments in:		
Bank subsidiary	1,449,046	1,323,025
Nonbank subsidiaries	13,152	11,325
Receivable from nonbank subsidiary	1,783	1,662
Other assets	6,196	7,315
Total assets	$1,489,080	$1,376,376
LIABILITIES AND SHAREHOLDERS' EQUITY		
Payable to bank subsidiary	$ 7	$ 102
Other liabilities	12,769	16,375
Junior subordinated debentures, at fair value	131,686	—
Junior subordinated debentures, at amortized cost	104,680	203,688
Total liabilities	249,142	220,165
Shareholders' equity	1,239,938	1,156,211
Total liabilities and shareholders' equity	$1,489,080	$1,376,376

Condensed Statements of Income

Year Ended December 31,
(in thousands)

	2007	2006	2005
INCOME			
Dividends from subsidiaries	$104,540	$28,445	$20,323
Other income	379	886	251
Total income	104,919	29,331	20,574
EXPENSES			
Management fees paid to subsidiaries	150	135	119
Other expenses	13,089	15,366	11,626
Total expenses	13,239	15,501	11,745
Income before income tax and equity in undistributed earnings of subsidiaries	91,680	13,830	8,829
Income tax benefit	(5,011)	(5,534)	(4,355)
Net income before equity in undistributed earnings of subsidiaries	96,691	19,364	13,184
(Distributions in excess) equity in undistributed earnings of subsidiaries	(33,423)	65,083	56,551
Net income	$ 63,268	$84,447	$69,735

Condensed Statements of Cash Flows

Year Ended December 31,
(in thousands)

	2007	2006	2005
OPERATING ACTIVITIES:			
Net income	$ 63,268	$ 84,447	$ 69,735
Adjustment to reconcile net income to net cash provided by operating activities:			
(Distributions in excess) equity in undistributed earnings of subsidiaries	33,423	(65,083)	(56,551)
Net amortization and depreciation	(1,099)	(783)	(529)
Change in fair value of junior subordinated debentures	(4,829)	—	—
Net (increase) decrease in other assets	(207)	18,086	(4,692)
Net (decrease) increase in other liabilities	(2,164)	3,137	99
Net cash provided by operating activities	88,392	39,804	8,062
INVESTING ACTIVITIES:			
Investment in subsidiary	1,084	—	—
Acquisitions	2,596	2,638	—
Sales and maturities of investment securities available for sale	797	225	50
Net (increase) decrease in receivables from subsidiaries	(121)	1,079	5,074
Net cash provided by investing activities	4,356	3,942	5,124
FINANCING ACTIVITIES:			
Net (decrease) increase in payables to subsidiaries	(13)	95	(31)
Proceeds from the issuance of subordinated debentures	60,000	—	—
Repayment of junior subordinated debentures	(36,084)	—	—
Dividends paid	(43,461)	(28,131)	(11,557)
Stock repurchased	(96,291)	(179)	(1,904)
Proceeds from exercise of stock options	8,955	9,415	2,754
Net cash used by financing activities	(106,894)	(18,800)	(10,738)
Change in cash and cash equivalents	(14,146)	24,946	2,448
Cash and cash equivalents, beginning of year	33,049	8,103	5,655
Cash and cash equivalents, end of year	$ 18,903	$ 33,049	$ 8,103

NOTE 25. QUARTERLY FINANCIAL INFORMATION (Unaudited)

The following tables present the summary results for the eight quarters ending December 31, 2007:

2007

(in thousands, except per share information)

					2007
	December 31	September 30	June 30	March 31	Four Quarters
Interest income	$124,288	$127,861	$122,556	$113,687	$488,392
Interest expense	52,835	53,986	50,240	45,377	202,438
Net interest income	71,453	73,875	72,316	68,310	285,954
Provision for loan losses	17,814	20,420	3,413	83	41,730
Non-interest income	16,387	18,543	15,930	13,965	64,825
Non-interest expense (including merger expenses)	57,268	52,893	53,945	50,012	214,118
Income before income taxes	12,758	19,105	30,888	32,180	94,931
Provision for income taxes	3,242	5,928	10,975	11,518	31,663
Net income	$ 9,516	$ 13,177	$ 19,913	$ 20,662	$ 63,268
Basic earnings per share	$ 0.16	$ 0.22	$ 0.33	$ 0.36	
Diluted earnings per share	$ 0.16	$ 0.22	$ 0.32	$ 0.35	
Cash dividends declared per common share	$ 0.19	$ 0.19	$ 0.18	$ 0.18	

2006

(in thousands, except per share information)

					2006
	December 31	September 30	June 30	March 31	Four Quarters
Interest income	$116,514	$114,738	$93,943	$80,746	$405,941
Interest expense	43,225	40,939	33,186	26,467	143,817
Net interest income	73,289	73,799	60,757	54,279	262,124
Provision for loan losses	125	2,352	54	21	2,552
Non-interest income	14,113	13,476	13,806	12,202	53,597
Non-interest expense (including merger expenses)	49,040	50,686	43,243	38,980	181,949
Income before income taxes	38,237	34,237	31,266	27,480	131,220
Provision for income taxes	13,704	11,381	11,635	10,053	46,773
Net income	$ 24,533	$ 22,856	$19,631	$17,427	$ 84,447
Basic earnings per share	$ 0.42	$ 0.40	$ 0.40	$ 0.39	
Diluted earnings per share	$ 0.42	$ 0.39	$ 0.40	$ 0.39	
Cash dividends declared per common share	$ 0.18	$ 0.18	$ 0.12	$ 0.12	

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

On a quarterly basis, we carry out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15b of the Securities Exchange Act of 1934. Our Disclosure Control Committee operates under a charter that was approved by our Audit and Compliance Committee. As of December 31, 2007, our management, including our Chief Executive Officer, Principal Financial Officer, and Principal Accounting Officer, concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us, which is required to be included in our periodic SEC filings.

Although we change and improve our internal controls over financial reporting on an ongoing basis, we do not believe that any such changes occurred in the fourth quarter 2007 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Umpqua Holdings Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with the authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment and those criteria, we believe that, as of December 31, 2007, the Company maintained effective internal control over financial reporting.

The Company's registered public accounting firm has audited the Company's consolidated financial statements as of and for the year ended December 31, 2007 that are included in this annual report and issued their Report of Independent Registered Public Accounting Firm, appearing under Item 8, which includes an attestation report on the Company's internal control over financial reporting. The attestation report expresses an unqualified opinion on the effectiveness of the Company's internal controls over financial reporting as of December 31, 2007.

February 25, 2008

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The response to this item is incorporated by reference to Umpqua's Proxy Statement for the April 2008 annual meeting of shareholders under the captions "Annual Meeting Business", "Information About Directors and Executive Officers", "Corporate Governance Overview" and "Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. EXECUTIVE COMPENSATION.

The response to this item is incorporated by reference to the Proxy Statement, under the captions "Executive Compensation Discussion and Analysis" and "Executive Compensation Decisions."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The response to this item is incorporated by reference to the Proxy Statement, under the caption "Security Ownership of Management and Others."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The response to this item is incorporated by reference to the Proxy Statement, under the caption "Related Party Transactions."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The response to this item is incorporated by reference to the Proxy Statement, under the caption "Independent Registered Public Accounting Firm."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) (1) Financial Statements:

The consolidated financial statements are included as Item 8 of this Form 10-K.

(2) Financial Statement Schedules:

All schedules have been omitted because the information is not required, not applicable, not present in amounts sufficient to require submission of the schedule, or is included in the financial statements or notes thereto.

(3) The exhibits filed as part of this report and exhibits incorporated herein by reference to other documents are listed on the Index of Exhibits to this annual report on Form 10-K on sequential page 103.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Umpqua Holdings Corporation has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on February 25, 2008.

UMPQUA HOLDINGS CORPORATION (Registrant)

By: /s/ Raymond P. Davis — Date: February 25, 2008

Raymond P. Davis, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Raymond P. Davis Raymond P. Davis	President, Chief Executive Officer and Director (Principal Executive Officer)	February 25, 2008
/s/ Ronald L. Farnsworth Ronald L. Farnsworth	Executive Vice President, Chief Financial Officer (Principal Executive Officer)	February 25, 2008
/s/ Neal T. McLaughlin Neal T. McLaughlin	Executive Vice President, Treasurer (Principal Accounting Officer)	February 25, 2008
/s/ Ronald F. Angell Ronald F. Angell	Director	February 25, 2008
/s/ Scott D. Chambers Scott D. Chambers	Director	February 25, 2008
/s/ Allyn C. Ford Allyn C. Ford	Director	February 25, 2008

Signature	Title	Date
______________________ David B. Frohnmayer	Director	February 25, 2008
/s/ Stephen Gambee Stephen Gambee	Director	February 25, 2008
/s/ Dan Giustina Dan Giustina	Director	February 25, 2008
______________________ William A. Lansing	Director	February 25, 2008
/s/ Theodore S. Mason Theodore S. Mason	Director	February 25, 2008
/s/ Diane D. Miller Diane D. Miller	Director	February 25, 2008
/s/ Bryan L. Timm Bryan L. Timm	Director	February 25, 2008

EXHIBIT INDEX

Exhibit		
2.1	(a)	Agreement and Plan of Reorganization dated January 17, 2007 by and among Umpqua Holdings Corporation, Umpqua Bank, North Bay Bancorp and The Vintage Bank and related Plan of Merger
3.1	(b)	Restated Articles of Incorporation
3.2	(c)	Bylaws
4.1	(d)	Specimen Stock Certificate
4.2	(e)	Amended and Restated Declaration of Trust for Umpqua Master Trust I, dated August 9, 2007
4.3	(f)	Indenture, dated August 9, 2007, by and between Umpqua Holdings Corporation and LaSalle Bank National Association
4.4	(g)	Series A Guarantee Agreement, dated August 9, 2007, by and between Umpqua Holdings Corporation and LaSalle Bank National Association
4.5	(h)	Series B Guarantee Agreement, dated September 6, 2007, by and between Umpqua Holdings Corporation and LaSalle Bank National Association
4.6	(i)	Series B Supplement pursuant to Amended and Restated Declaration of Trust dated August 9, 2007
10.1	(j)	Second Restated Supplemental Executive Retirement Plan effective January 1, 2007 between the Company and Raymond P. Davis
10.2	(k)	Employment Agreement dated effective July 1, 2003 between the Company and Raymond P. Davis
10.3	(l)	Umpqua Holdings Corporation 2005 Performance-Based Executive Incentive Plan
10.4	(m)	2003 Stock Incentive Plan, as amended, effective March 5, 2007
10.5	(n)	2007 Long Term Incentive Plan effective March 5, 2007
10.6	(o)	Employment Agreement with William Fike, dated May 12, 2005, as amended
10.7	(p)	Employment Agreement with Brad Copeland dated March 10, 2006
10.8	(q)	Employment Agreement with David Edson dated March 10, 2006
10.9	(r)	Employment Agreement with Daniel Sullivan dated September 15, 2003
10.10		Amendment to Employment Agreement with Daniel Sullivan dated June 1, 2007
10.11	(s)	Employment Agreement with Ronald L. Farnsworth dated February 15, 2005
10.12	(t)	Deferred Restricted Stock Grant Agreement effective March 5, 2007 between the Company and Raymond P. Davis
10.13	(u)	2005 Executive Deferred Compensation Agreement between the Company and William Fike
21.1		Subsidiaries of the Registrant
23.1		Consent of Independent Registered Public Accounting Firm—Moss Adams LLP
31.1		Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
31.2		Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
31.3		Certification of Principal Accounting Officer under Section 302 of the Sarbanes-Oxley Act of 2002
32		Certification of Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(a) Incorporated by reference to Appendix A to Form S-4 filed February 16, 2007
(b) Incorporated by reference to Exhibit 3.1 to Form 10-Q filed August 7, 2006
(c) Incorporated by reference to Exhibit 3.2 to Form 10-Q filed May 8, 2007
(d) Incorporated by reference to the Registration Statement on Form S-8 (No. 333-77259) filed with the SEC on April 28, 1999
(e) Incorporated by reference to Exhibit 4.1 to Form 8-K filed August 10, 2007
(f) Incorporated by reference to Exhibit 4.2 to Form 8-K filed August 10, 2007
(g) Incorporated by reference to Exhibit 4.3 to Form 8-K filed August 10, 2007
(h) Incorporated by reference to Exhibit 4.3 to Form 8-K filed September 7, 2007
(i) Incorporated by reference to Exhibit 4.4 to Form 8-K filed September 7, 2007
(j) Incorporated by reference to Exhibit 99.1 to Form 8-K filed April 20, 2007

(k) Incorporated by reference to Exhibit 10.4 to Form 10-Q filed August 11, 2003
(l) Incorporated by reference to Appendix B to Form DEF 14A filed March 31, 2005
(m) Incorporated by reference to Appendix A to Form DEF 14A filed March 14, 2007
(n) Incorporated by reference to Appendix B to Form DEF 14A filed March 14, 2007
(o) Incorporated by reference to Exhibit 10.1 to Form 10-Q filed August 9, 2005 and to Exhibit 10.1 to Form 8-K filed March 21, 2006.
(p) Incorporated by reference to Exhibit 10.2 to Form 8-K filed March 21, 2006
(q) Incorporated by reference to Exhibit 10.3 to Form 8-K filed March 21, 2006
(r) Incorporated by reference to Exhibit 10.5 to Form 10-Q filed November 14, 2003 and to Exhibit 10.9 attached to this report.
(s) Incorporated by reference to Exhibit 10.1 to Form 8-K filed May 16, 2007
(t) Incorporated by reference to Exhibit 99.2 to Form 8-K filed April 20, 2007
(u) Incorporated by reference to Exhibit 10.2 to Form 10-Q filed August 9, 2005

FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SCS-COC-00648
© 1996 Forest Stewardship Council

you at your request, and you will be able to access proxy materials at our website, www.umpquaholdingscorp.com. We want this transition to be easy for you and we hope you will call our Investor Relations team at 503-727-4109 if you have any questions or concerns.

The board and management team at Umpqua are fully engaged in facing the challenges that lie ahead in 2008 and beyond. We believe that we have the right team in place to work through this economic downturn resulting from the housing crisis. We are working diligently to position the company for future growth and emerge from this cycle as one of the strongest community banks. We look forward to hearing from you throughout the year and will continue to update you on our progress.

Sincerely,

Ray Davis
President/CEO

Allyn Ford
Chairman

selected highlights

Reconciliation of Net Income to Operating Earnings	2007	2006	% Change
Net income	$63,268	$84,447	-25%
Add back: merger-related expenses, net of tax	1,991	2,864	-30%
Operating earnings	$65,259	$87,311	-25%
Basic earnings per share	$1.06	$1.61	-34%
Basic operating earnings per share	1.09	1.67	-35%
Diluted earnings per share	1.05	1.59	-34%
Diluted operating earnings per share	1.08	1.65	-35%
Total shareholders' equity	$1,239,938	$1,156,211	7%
Total assets	8,340,053	7,344,236	14%
Total loans	6,055,635	5,361,862	13%
Total deposits	6,589,326	5,840,294	13%
Selected Performance Ratios	2007	2006	2005
Return on average assets	0.80%	1.31%	1.38%
Return on average shareholders' equity	5.17%	8.70%	9.80%
Return on average assets - operating basis (1)	0.83%	1.35%	1.38%
Return on average shareholders' equity - operating basis (1)	5.34%	9.00%	9.82%
Return on average tangible shareholders' equity - operating basis (1)	13.50%	21.55%	22.96%
Net interest margin (fully tax equivalent)	4.24%	4.74%	4.84%
Loans as a percentage of deposits	91.90%	91.81%	91.49%
Average shareholders' equity to average assets	15.48%	15.04%	14.08%
Dividend payout ratio	69.81%	37.27%	20.38%
Asset Quality Ratios	2007	2006	2005
Allowance for loan losses to total loans	1.40%	1.12%	1.12%
Non-performing loans to total loans	1.50%	0.17%	0.16%
Net charge-offs to average loans	0.38%	0.01%	0.08%

(dollars in thousands, except per share data)

(1) Based on operating earnings.

corporate information

Stock Trading Market

Umpqua Holdings Corporation trades on the NASDAQ Global Select Market under the symbol UMPQ.

Headquarters and Investor Information

Umpqua Holdings Corporation
One SW Columbia Street, Suite 1200
Portland, OR 97258
503.727.4109 or 866.486.7782
www.umpquaholdingscorp.com

Transfer Agent

BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310
1.800.922.2641
www.bnymellon.com

Annual Shareholders' Meeting

The 2008 Annual Meeting of Umpqua Holdings Corporation will be held at 6:00pm on April 15, 2008 at the Umpqua Bank Innovation Lab, 3606 SW Bond Avenue, Portland, OR 97239.

This report includes forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty, and actual results could differ materially due to certain risk factors, including those set forth from time to time in the company's filings with the SEC. You should not place undue reliance on forward-looking statements, and we undertake no obligation to update such statements. In this letter, we make forward-looking statements about improved financial performance, new store development and our ability to maintain our culture as we grow the company.

END